As filed with the Securities and Exchange Commission on January 25, 2006

Registration No. 333-130869

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

PW Eagle, Inc.

(Exact name of registrant as specified in its charter)

Minnesota	3080	41-1642846
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

1550 Valley River Drive

Eugene, Oregon 97401

(541) 343-0200

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Jerry A. Dukes, Chief Executive Officer and President

PW Eagle, Inc.

1550 Valley River Drive

Eugene, OR 97401

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy To:

Melodie R. Rose, Esq.

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, Minnesota 55402

(612) 492-7000

Approximate date of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions and other factors.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per security (4)	Proposed maximum aggregate offering price (4)	Amount of registration fee
Common stock, $.01 par value per share	1,018,667(2)	21.355	$21,753,633	$2,328
Common stock, $.01 par value per share	304,667(3)	21.355	$6,506,164	$696

(1)

In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2)	Represents shares of the registrant’s common stock being registered for resale that have been issued to the selling shareholders named in this registration statement.

(3)

Represents shares of the registrant’s common stock being registered for resale that have been or may be acquired upon the exercise of warrants issued to the selling shareholders named in this registration statement.

(4)	Estimated solely for purposes of determining the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

SUBJECT TO COMPLETION, DATED January     , 2006

PRELIMINARY PROSPECTUS

PW EAGLE, INC.

1,323,334 Shares of Common Stock

This prospectus relates to the resale of 1,018,667 shares of common stock of PW Eagle, Inc. previously issued as described below and up to 304,667 shares of our common stock that may be issued upon the exercise of warrants held by the selling shareholders. The selling shareholders listed on page 52 may sell the shares from time to time. As used in this prospectus, we, us, our and similar expressions refer to PW Eagle, Inc.

The selling shareholders may offer their shares from time to time through or to one or more underwriters, brokers or dealers, on the National Market at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to the selling shareholders or in private transactions. We will not receive any proceeds from the sale of shares by the selling shareholders. In connection with any sales, the selling shareholders and any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act.

We will pay the expenses related to the registration of the shares covered by this prospectus. The selling shareholders will pay commissions and selling expenses, if any, incurred by them.

Our common stock is listed on the Nasdaq National Market under the symbol “PWEI.” On January 3, 2006, the closing price of our common stock was $21.37.

On December 6, 2005, we sold 1,000,000 shares of our common stock at $18.75 per share for gross proceeds of $18.75 million, and net proceeds of $17.5 million. In connection with this transaction, we also issued warrants for the purchase of 250,000 shares of common stock to the investors in the transaction and 50,000 warrants to our placement agent. Subsequently, we sold for gross proceeds of $350,000, an additional 18,667 shares together with warrants to purchase 4,667 shares of our common stock. Proceeds received by us from these transactions were used primarily to pay down existing debt. All warrants are exercisable for a period of five years from the date of issuance and have an exercise price of $27.00 per share. Under the terms of the warrants, the number of shares issuable upon exercise may be increased if we issue common stock in the future at a price less than the exercise price of the warrants subject to certain exceptions. These warrants have a Black-Scholes value of approximately $4.682 million.

Investing in our common stock is highly speculative and involves a high degree of risk. See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                    , 2006.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. This document may be used only where it is legal to sell these securities.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using the SEC’s shelf registration rules. Under the shelf registration rules, using this prospectus and, if required, one or more prospectus supplements, the selling shareholders may sell from time to time, in one or more offerings, the shares of common stock covered by this prospectus. The shares covered by this prospectus include 1,018,667 outstanding shares of common stock and 304,667 shares of common stock issuable on the exercise of warrants.

This prospectus also covers any shares of common stock that may become issuable pursuant to anti-dilution adjustment provisions that would increase the number of shares issuable upon exercise of the warrants as a result of issuances of our common stock in the future at a price less than the exercise price of the warrants subject to certain exceptions or as a result of stock splits, stock dividends or similar transactions.

A prospectus supplement may add, update or change information contained in this prospectus. We recommend that you read carefully this entire prospectus, especially the section entitled “Risk Factors” beginning on page 6, together with any supplements before making a decision to invest in our common stock.

i

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock.

Our Business

PW Eagle, Inc., a Minnesota corporation, which we refer to herein as we, us or PW Eagle, manufactures and distributes polyvinyl chloride (PVC) pipe and fittings used for potable water and sewage transmission, turf and agricultural irrigation, water wells, fiber optic lines, electronic and telephone lines, and commercial and industrial plumbing. We distribute our products throughout the entire United States, with a minimal amount of shipments to selected foreign countries. Our wholly-owned subsidiary, USPoly Company, LLC (USPoly) manufactures and distributes polyethylene (PE) pipe products and accessories.

Our executive offices and operating headquarters are located in Eugene, Oregon and USPoly headquarters are located in Shawnee, Oklahoma. We have production facilities in Cameron Park, Visalia and Perris, California; Columbia, Missouri; Hastings, Nebraska; Shawnee and Tulsa, Oklahoma; Eugene, Oregon; Conroe, Texas; Buckhannon, West Virginia; Tacoma and Sunnyside, Washington; and West Jordan, Utah.

Recent Events

Acquisition of Minority Interest in USPoly

On October 17, 2005, PW Eagle completed a transaction whereby it acquired all of the shares of USPoly that it did not previously own. The Company’s former majority-owned subsidiary, USPoly Company, was merged into a wholly-owned subsidiary of PW Eagle and the new company is known as USPoly Company, LLC. PW Eagle paid a total of $3.2 million cash and issued 351,904 shares of common stock to the holders of the minority shares in USPoly in consideration for their shares.

In connection with the merger, USPoly agreed with its subordinated lender that also held warrants to purchase shares in USPoly Company, to exchange the lender’s rights under those warrants for a $1.9 million note payable to the lender. The note bears interest at 12% per annum and matures September 2009. This note was paid in full in the fourth quarter of 2005. The warrants had a put feature and were reflected as a liability on USPoly’s financial statements. As of September 30, 2005, USPoly Company revised its estimate of the fair value of the warrant to $1.9 million, with a non-cash charge of $0.6 million, representing the amount of the increase, reflected in interest expense for third quarter of 2005. In addition, former USPoly Company holders of 599,392 common stock options were issued 113,096 PW Eagle common stock options. This was based on a ratio of 0.1889 shares of PW Eagle for each option to purchase one share of USPoly common stock.

Sale of Interest in W.L. Plastics

On November 1, 2005, USPoly sold its approximately 23% interest in W.L. Plastics. USPoly received $23.5 million cash and an additional $1.2 million will be held in escrow for a period of 18 months and is subject to customary post-closing contingencies. The purchase price is subject to a working capital adjustment which is expected to be resolved by the first quarter of 2006. A substantial portion of the cash was used to pay down debt obligations of USPoly and PW Eagle. An after-tax gain, estimated to be approximately $13 million, will be recorded in the fourth quarter of 2005 related to this transaction.

Proposed USPoly Merger

On November 30, 2005, we announced that we intend to combine our polyvinyl chloride (PVC) and polyethylene (PE) pipe businesses into one entity by merging our wholly-owned subsidiary, USPoly into PW

Eagle. In that process, all of USPoly’s outstanding debt will be prepaid. We expect this merger to occur during the first fiscal quarter of 2006.

Dividend Policy

On December 14, 2005, we announced a dividend policy under which PW Eagle will begin paying a quarterly cash dividend of $0.075 per share. The record date for the first dividend, payable January 13, 2006, was December 30, 2005. The payment of future dividends, if any, is subject to the discretion of the Board of Directors, and will depend on our earnings, financial condition, capital requirements and other relevant factors.

Company Information

We are a Minnesota corporation with our principal executive offices located at 1550 Valley River Drive, Eugene, Oregon 97401 and our telephone number is (541) 343-0200. Our web address is www.pweagleinc.com. USPoly’s web address is www.uspolycompany.com. We file reports with the Securities and Exchange Commission, or as referred to herein the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and other reports from time to time. PW Eagle is an electronic filer and the SEC maintains an Internet site at www.sec.gov that contains the reports, proxy, information statements and other information filed electronically. The information contained on our website is not a part of this prospectus. We have included our website address in this document as an inactive textual reference only.

THE OFFERING

Common stock offered by selling shareholders	1,323,334 shares, of which 1,018,667 are issued and outstanding and up to 304,667 shares may be issued upon exercise of warrants held by selling shareholders.

Common stock outstanding[1]	11,191,751 shares

Use of proceeds	We will not receive any proceeds from the resale of the common stock pursuant to this prospectus. However, we will receive approximately $8,226,009 upon the exercise of all of the warrants held by the selling shareholders, which proceeds will be used for general working capital.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Plan of Distribution	The shares of common stock offered for resale may be sold by the selling shareholders pursuant to this prospectus in the manner described under “Plan of Distribution.”

Nasdaq National Market symbol	PWEI

[1]	The number of shares of our common stock outstanding is based on 11,191,751 shares outstanding as of January 2, 2006, and excludes:

•

1,132,596 shares of common stock issuable as of the date of this prospectus upon the exercise of outstanding stock options under our 1991 and 1997 Stock Option Plans at an average exercise price of $7.84 per share;

•

666,667 shares of common stock issuable as of the date of this prospectus upon the exercise of outstanding warrants, including the 304,667 shares issuable in connection with the warrants issued to investors in the private offering of the securities registered hereby and the Company’s placement agent in that offering.

SUMMARY FINANCIAL INFORMATION

The following tables summarize our financial information. You should read this information together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

Consolidated Statements of Operations

	Nine months ended	Years ended December 31 (in thousands, except for per share amounts)
	September 30, 2005	2004[1]	2003[2]	2002	2001	2000
Net sales	$480,422	$474,954	$331,787	$251,275	$246,130	$343,974
Gross profit	75,905	70,136	36,749	45,479	26,471	87,358
Operating expenses	49,464	58,858	45,837	33,534	34,881	43,859
Operating income (loss)	26,441	11,278	(9,088)	11,945	(8,410)	43,499
Interest expense	13,063	20,668	11,828	11,001	11,775	13,655
Income (loss) from continuing operations before income taxes, minority interest and equity in undistributed earnings of unconsolidated affiliate	13,378	(9,390)	(20,916)	944	(20,185)	29,844
Income (loss) from continuing operations (net of tax)	7,892	(5,540)	(12,912)	571	(12,856)	18,218
Income from discontinued operations (net of tax)	—	—	194	—	—	—
Net income (loss)	7,892	(5,540)	(12,718)	571	(12,856)	18,218
Income (loss) from continuing operations per share:
Basic	$0.93	$(0.78)	$(1.89)	$0.09	$(1.80)	$2.34
Diluted	$0.81	$(0.78)	$(1.89)	$0.06	$(1.80)	$1.72
Income from discontinued operations per share:
Basic	$—	$—	$0.03	$—	$—	$—
Diluted	$—	$—	$0.03	$—	$—	$—
Net income (loss) per share:
Basic	$0.93	$(0.78)	$(1.86)	$0.09	$(1.80)	$2.34
Diluted	$0.81	$(0.78)	$(1.86)	$0.06	$(1.80)	$1.72
Weighted average number of common shares outstanding:
Basic	8,516	7,096	6,852	6,717	7,139	7,778
Diluted	9,794	7,096	6,852	9,376	7,139	10,592

[1]	Includes operations of UAC from September 27, 2004, the date of acquisition. (See Note 2: Acquisitions & Divestitures in the Notes to the Consolidated Financial Statements as of December 31, 2004).

[2]	Includes operations of ETI from March 14, 2003, the date of acquisition. (See Note 2: Acquisitions & Divestitures in the Notes to the Consolidated Financial Statements as of December 31, 2004).

Consolidated Balance Sheet

	Sept. 30 2005	December 31 (in thousands)
		2004	2003	2002	2001	2000
Working capital	$3,453	$(17,480)	$(3,610)	$13,620	$(1,431)	$19,459
Total assets	215,418	210,776	165,178	133,402	137,410	158,379
Long-term and subordinated debt and financing lease obligation, net of current portion	53,370	54,713	59,827	58,725	53,724	55,568
Stock warrants (included under liabilities)	4,721	2,627	—	—	—	5,887
Stockholders’ equity	20,946	12,613	15,235	25,919	24,259	41,979

RISK FACTORS

This offering is highly speculative and involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospectus, including the financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially. In that event, the market price of our common stock could decline and you could lose all or part of your investment.

The pipe industry and our business are heavily dependent on the price and trend of resin, our main raw material.

Our gross margin percentage is sensitive to raw material resin prices and the demand for PVC and PE pipe. Historically, when resin prices are rising or stable, our margins and sales volume have been higher. Conversely, when resin prices are falling, our sales volumes and margins have been lower. PVC resin prices increased $0.03 per pound during the first quarter of 2005, then decreased $0.01 per pound in both June and July. In response to hurricane-related supply disruptions and increasing energy and raw material costs, PVC resin producers implemented increases of $0.02 per pound in September 2005 and $0.12 per pound in October 2005.

Our gross margins decrease when the supply of resin and pipe is greater than demand. Conversely, our gross margins improve when resin and pipe are in short supply. In April 2001, a major producer of PVC resin filed for bankruptcy and, during the first quarter of 2002 ceased operations at two manufacturing facilities. This resulted in a reduction of approximately 1.0 billion pounds of production capacity, or 5% of the North American industry capacity. Although two PVC producers have subsequently purchased these two facilities, only one of them has re-started a portion of its capacity in 2005. In December 2004, a major PVC producer announced plans to build a PVC plant with annual capacity of 1.3 billion pounds together with integrated production of chlorine and vinyl chloride monomer (VCM), with completion expected by 2007 for the first phase and by 2008 for the second phase. If these capacity increases result in industry capacity exceeding demand when they begin production, it could result in decreasing prices for PVC resin. In addition, we believe the production of PVC resin may be limited by the availability of chlorine, a major raw material component.

The demand for our products is directly affected by the growth and contraction of the Gross Domestic Product and economic conditions.

Due to the commodity nature of resin, pipe and the dynamic supply and demand factors worldwide, the markets for both resin and pipe have historically been very cyclical with significant fluctuations in prices and gross margins. Generally, after a period of rising or stable prices, capacity has increased to exceed demand with a resulting decrease in prices and gross margins. Over the last ten years, there have been consolidations in both markets, particularly with respect to PVC resin manufacturers. During the same period, the capacity of PVC resin producers has increased from just over 9 billion pounds to over 18 billion pounds today. In the last 10 years published PVC resin prices have fluctuated between approximately $0.25 and $.61 per pound. Currently, resin prices are at historic highs.

While we expect the demand for PVC and PE pipe to continue to increase over the long term, we also expect that the industry will continue to be subject to cyclical fluctuations and times when supply will exceed demand, driving prices and margins down. These conditions could result from a general economic slowdown either domestically or elsewhere in the world or capacity increases in either the resin or pipe markets. General economic conditions both in the United States and abroad will continue to have a significant impact on our prices and gross margins.

We are dependent on suppliers of our raw materials. Our production or reputation could be seriously harmed if these suppliers were unable to timely meet our requirements on a cost effective basis.

Our PVC and PE products contain raw materials that are procured from a variety of suppliers. The cost, quality and availability of these raw materials, chief among them PVC and PE resin, are essential to the successful production and sale of our products. There are a limited number of suppliers for some of these raw materials. Alternative sources are not always available or may not be available on terms acceptable to us. For example, there are currently only five suppliers of PVC resin and four suppliers of PE resin in North America who are capable of providing us the material in an amount that would meet our requirements on terms acceptable to us. We believe our relationships with our raw materials suppliers are good and currently have long-term agreements in place with several of our key suppliers. However, if our suppliers were unable or unwilling to meet our demand for raw materials on terms acceptable to us and if we are unable to obtain an alternative source or if the price for an alternative source is prohibitive, our ability to maintain timely and cost-effective production of our products will be seriously harmed.

In September and October of 2005, all five PVC resin suppliers and all four PE resin suppliers declared force majeure due to the effects of Hurricanes Katrina and Rita and due to an accident at one resin manufacturing facility. While we have been able to secure sufficient amounts of raw material to maintain our operations at reasonable levels, any further supply disruptions could further challenge our ability to utilize our manufacturing capacity.

We have a significant amount of outstanding debt and must continue to operate our business to meet our outstanding obligations.

At September 30, 2005, PW Eagle had approximately $46.6 million in outstanding debt on a consolidated basis under the PW Eagle and USPoly revolving credit facilities. Of this amount, approximately $41.5 million was outstanding under the PW Eagle revolving credit facility, which bears interest at rates between 5.75% and 6.75%, and approximately $5.1 million was outstanding under the USPoly Senior Credit Facility, which bears interest at a rate of 7.75%.

At September 30, 2005, PW Eagle also had approximately $56.7 million in other long-term debt obligations on a consolidated basis. PW Eagle’s total current annual consolidated debt service obligation is approximately $11.3 million. On December 23, 2005, PW Eagle paid the entire outstanding balance of its subordinated notes. The total payment of $28.4 million included a prepayment penalty of $4.4 million which will be charged to interest expense.

At December 31, 2004, PW Eagle was in full compliance with all debt covenants. PW Eagle completed a refinancing in the fourth quarter of 2004 and has new senior and subordinated debt facilities in place. At December 31, 2004, USPoly was not in compliance with certain financial covenants of its Senior Credit Facility and Subordinated Debt Agreement. On March 10, 2005, the lenders waived all covenant violations and amended their Agreements such that we believe USPoly will be in compliance with the covenants in the future. In addition, the maximum borrowing under the Senior Credit Facility was increased to $15 million. At September 30, 2005, both PW Eagle and USPoly were in compliance with all debt covenants.

We expect these new credit facilities to provide sufficient liquidity to operate our business and meet our obligations for the next several years. These conditions could change, however, if general economic conditions or other unforeseen events should cause a significant deterioration in our business results.

In the event of a default under our debt agreements, we would be required to either obtain a waiver from our lenders or amend our lending agreements. There is no assurance that our lenders would waive any future default or agree to any future amendments of our credit facilities and leases. If we failed to obtain a waiver or an amendment, we would be required to obtain new financing from alternative financial sources. There is no assurance that we could obtain new financing, and if we did, there is no assurance that we could obtain terms as favorable as our current credit facilities.

Interest rates affect our ability to finance our indebtedness and may adversely affect the demand for our products when higher rates slow the growth of our economy.

We are exposed to certain market risks on $40.3 million of outstanding variable interest-rate debt obligations at September 30, 2005. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. Market risk is estimated as the potential increase in fair value resulting from a hypothetical one percent increase in interest rates, which would result in an annual interest expense increase to PW Eagle of approximately $0.4 million. Accordingly, interest rate increases would further challenge our ability to pay the interest expense on our debt and fixed charges. In addition, an increase in interest rates could slow the growth of the economy and affect the demand for our products.

A significant portion of our business and the demand for our products is seasonal in nature and any adverse weather conditions that result in a slowdown in the construction industry may adversely affect demand for our products.

Our products are used in new residential and commercial construction. Because of this, the demand for these products tends to be seasonal to correspond with increased construction activity in the late spring, summer, and early fall. Any significant or prolonged adverse weather conditions that negatively affect the construction industry or slow the growth of new construction activity may negatively affect our operating results.

Our operating results are dependent on the price of resin and any competitive pressure in the resin industry that increases supply or decreases the price of resin may negatively affect our profitability.

The primary raw material used in most of our products is PVC resin. Generally, in periods of strong demand and limited supply of PVC resin, prices of resin tend to increase. Conversely, PVC resin prices tend to decrease when demand is weak and there is excess supply. Historically, in response to increasing resin prices, we have been able to increase the price of our products at a greater rate, resulting in better margins. During periods of decreasing resin prices, our selling prices have tended to decrease faster than our raw material costs, resulting in lower margins. In the event of a significant increase in PVC resin capacity or a significant decrease in the demand for PVC resin, resulting in a period where there is an excess supply of PVC resin, our margins and profitability could be negatively impacted.

A loss or limitation of prior utilization of net operating loss carryforwards could have a material adverse impact on our financial position and results of operations.

Our cumulative deferred tax asset recorded in prior years totaling approximately $13.5 million associated with net operating loss carryforwards has been fully utilized. We have evaluated tax-reporting compliance relating to the past utilization of the net operating loss carryforwards, and believe we have complied in all respects. A failure to meet the requirements could result in a loss or limitation of the utilization of carryforwards, which could have a material adverse effect on our financial position and results of operations in future periods.

Our inability to utilize current net operating loss carryforwards could have a material adverse impact on our financial position and results of operations.

We have not provided any valuation allowance associated with deferred tax assets of approximately $9.5 million at September 30, 2005. Although PW Eagle’s industry and operating profits are highly cyclical, management believes that we will be profitable over our operating cycle, based on historical results and other analysis. This belief is largely based on a combination of 1) our participation as one of the PVC pipe industry leaders, 2) distribution centered on populated growth markets, 3) professional management dedicated to the PVC pipe industry and 4) debt paydown and corresponding reduction in future financing costs. PW Eagle’s cyclical nature and corresponding operating results are significantly influenced by the overall US future economic cycles, which, in addition to driving demand for our products, also influence the cost of the primary raw material, PVC resin. Generally, as PVC resin costs are rising during our operating cycles, our profitability associated with product shipments increases. These factors have been considered as part of PW Eagle’s evaluation of the need for a valuation allowance associated with deferred tax assets. We will continue to monitor the need for a valuation allowance at each balance sheet date in 2005, to ensure the conclusions reached in 2004 are sustainable. Any change in this conclusion would result in a direct reduction of our reported results from operations, and could result in a significant reduction of our shareholders’ equity as of the date of the potential determination of the need for such a valuation allowance for financial reporting purposes.

The deferred tax assets are primarily the result of net operating loss carryforwards for federal and state tax purposes. These net operating losses, which expire at various dates through 2024, amounted to approximately $33.8 million and $25.8 million for federal and state tax purposes, respectively, at December 31, 2004. To fully utilize the deferred tax assets, PW Eagle is required to earn these amounts of taxable income over the next 20 years. For the nine months ending September 30, 2005, our income before income taxes and minority interest amounted to $13.4 million.

We may be forced to pay liquidated damages to investors.

The purchase agreement by which the shares of common stock and warrants were sold to the selling shareholders contains liquidated damages provisions. PW Eagle may be forced to pay substantial penalties to the selling shareholders if this Registration Statement is not filed and declared effective within the time periods called for by the purchase agreement. Additionally, PW Eagle may be forced to pay liquidated damages to the selling shareholders if we are forced to suspend use of this Registration Statement in a manner that does not comply with the terms and conditions of the purchase agreement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Other risks, uncertainties and factors, including those discussed under “Risk Factors,” could cause our actual results to differ materially from those projected in any forward-looking statements we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update or revise any forward-looking statements, or to so update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Some of our current beliefs and expectations are discussed below.

We believe the Gross Domestic Product (GDP) is closely correlated to the demand for PVC and PE pipe, and we recognize that our business is tied to economic cycles. GDP is estimated to have grown at an annual rate of 4.1% in the third quarter of 2005, as compared to 3.8% in the first quarter of 2005 and 3.3% in the second quarter of 2005. We believe GDP growth will remain at similar levels for the fourth quarter of 2005.

PVC and PE resin manufacturers were significantly impacted by Hurricanes Katrina and Rita during the third quarter of 2005. Manufacturing plants in both Louisiana and Texas experienced outages during the storms as well as continued curtailments due to lack of utilities and/or raw material supply. The subsequent difficulties the rail systems experienced made the situation worse. Also, one manufacturer experienced production disruptions as a result of an accident and fire at one of its facilities. All major suppliers declared force majeure and for a period of time supplied customers on some form of allocation. As a result, there have been significant price increases in both PE and PVC resin.

In light of the potential supply disruptions, PVC and PE pipe buyers accelerated their purchasing patterns, resulting in a very strong demand surge in September and early October. Faced with this strong demand, limited raw material supply and rising costs, pipe manufacturers implemented multiple price increases.

As the supply and demand changes discussed previously took place, our margins increased near the end of the third quarter of 2005. We expect that as long as demand for PVC and PE pipe remains greater than supply, we will continue to experience increased margins. However, when supply and demand return to a more balanced situation, we expect our margins will decrease from their current levels.

After increasing early in the year, PVC resin prices decreased $0.01 per pound in both June and July in response to weaker demand and lower raw material costs. Prior to the impact of Hurricanes Katrina and Rita, PVC resin producers announced an increase of $0.02 per pound for September. In the aftermath of these storms, the September increase was fully implemented and followed by an increase of $0.12 per pound for October. PVC resin is currently at record high prices. In response to strong demand and PVC resin cost increases, prices for PVC pipe increased rapidly in September and October and, like PVC resin, are at record high prices. As long as demand for resin remains greater than supply, we expect to continue to experience strong margins.

Similar to PVC, the price of PE resin increased and then decreased during the period from January through May 2005. PE prices increased $0.06 per pound in each of June and August, followed by an increase of $0.07 per pound in October. Additional increases totaling $0.13 per pound have been announced for mid-October and November. PE pipe manufacturers have implemented multiple price increases in response to these cost increases. PE resin and pipe are also currently at record high prices.

Over time, we expect the demand for plastic pipe to grow as acceptance of plastic pipe over metal pipe continues and the overall economy continues to grow. Industry growth projections call for annual sales growth rates for PVC pipe of 3% or greater in 2005. The actual growth rate may be less than or greater than 3% based on short-term economic conditions. Our strategy has been, and continues to be, to concentrate growth initiatives in higher profit products and geographic regions.

We believe that the operational restructuring we began in the fourth quarter of 2003 and completed in the second quarter of 2004 has positioned PW Eagle for improved future results by improving our manufacturing efficiency and reducing our selling, general and administrative costs. The refinancing we completed in 2004 will reduce our future interest charges.

USE OF PROCEEDS

The selling shareholders will receive the proceeds from the resale of shares of our common stock pursuant to this prospectus. We will not receive any proceeds from the resale of the shares held by selling shareholders. However, we will receive approximately $8,226,009 if all of the warrants held by the selling shareholders are exercised to purchase shares of common stock the resale of which shares may be made pursuant to this prospectus. We intend to use any such proceeds for general working capital. We reserve the right to use the proceeds for other purposes in the event of changes in our business plan.

We originally received gross proceeds of $18.75 million and net proceeds of $17.5 million on December 6, 2005 when we sold 1,000,000 shares of our common stock at $18.75 per share, together with warrants for the purchase of an additional 300,000 shares of our common stock at $27.00 per share, to certain of the selling shareholders. Subsequently, we received gross proceeds of $350,000 from an additional selling shareholder when we sold 18,667 shares of our common stock at $18.75 per share, together with warrants for the purchase of an additional 4,667 shares of our common stock at $27.00 per share. We used the proceeds from both of these offerings to pay down our revolving credit facility.

DIVIDEND POLICY

On December 14, 2005, we announced a dividend policy under which it will begin paying a quarterly cash dividend of $0.075 per share. The record date for the first dividend, payable January 13, 2006, was December 30, 2005. The payment of future dividends, if any, is subject to the discretion of the Board of Directors, and will depend on PW Eagle’s earnings, financial condition, capital requirements and other relevant factors.

PRO FORMA INFORMATION

The following table sets forth our capitalization as of September 30, 2005 on an actual basis, and on a pro-forma basis giving effect to our sale of 1,018,667 shares of common stock and 304,667 warrants to purchase PW Eagle common stock. After deducting offering expenses the net proceeds were $17.9 million. As further described below, the pro-forma capitalization reflects application of all of the net proceeds to pay down debt.

The following comments explain the changes between September 30, 2005 reported amounts and the pro-forma amounts:

The gross proceeds of $19.1 million from the private offering of the securities registered hereby, less investment banking fees of $1.1 million and other costs of $0.1, result in net cash proceeds of $17.9 million. The private offering of the securities registered hereby includes the sales of 1,018,667 shares of PW Eagle common stock and warrants to purchase 304,667 shares of PW Eagle common stock. The common stock purchase agreement also requires a payment of 1% of the gross proceeds per month ($191,000) should this Form S-1 not be declared effective prior to April 4, 2006 (90 days after the filing date).

The net proceeds of the private offering of the securities registered hereby have been applied to debt on a pro-forma basis as of September 30, 2005 as follows:

In Thousands
Repayment of revolving debt	$17,891

You should read this information together with the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Actual September 30, 2005 (unaudited: in thousands, except share amounts)	Pro-Forma September 30, 2005 (unaudited: in thousands, except share amounts)
Capitalization:
Revolving credit facility (1)	$46,552	$28,661
Current maturities of long-term debt and capital leases	3,925	3,925
Long term liabilities	56,745	56,745

Long term obligations, including current maturities	107,222	89,331

Stock warrants (4)	1,069	5,751
Common stock, par value of $.01 per share; authorized 30,000,000 shares; 8,847,937 shares outstanding at September 30, 2005 and 9,866,604 pro-forma shares outstanding at September 30, 2005 (2)	88	99
Class B Common stock, par value $.01 per share; authorized 3,500,000 shares; 595,508 shares issued and outstanding	6	6
Additional paid in capital (3,4)	39,358	52,556
Unearned compensation	(380)	(380)
Other Comprehensive (loss) income	425	425
Accumulated Deficit	(19,620)	(19,620)

Total stockholder’s equity	20,946	38,837

Total Capitalization	$128,168	$128,168

2005

(1)	Represents net pay down of revolving credit facility, on a pro-forma basis of $17,891.

(2)	Represents the increase in par value associated with the common shares sold in the private offering of the securities registered hereby of $11.

(3)	Represents the net proceeds of $17,891 less par value of the common shares sold.

(4)	Represents the fair value of the stock warrants issued in the private offering of the securities registered hereby of $4,682.

As a result of these transactions, on a pro-forma basis, our interest expense and earnings (loss) per share for the first nine months of 2005 and for the year ended December 31, 2004 would have been reduced and our income or (loss) per share would have been increased (reduced) as follows:

	Nine Months Ended September 30, 2005 Actual	Nine Months Ended September 30, 2005 Pro-Forma	Year Ended December 31, 2004 Actual	Year Ended December 31, 2004 Pro-Forma
Interest expense^	13,063	12,355	20,668	19,951
Income tax expense (benefit)	5,365	5,648	(3,059)	(2,785)
Net income (loss)	7,892	8,317	(5,540)	(5,097)
Net income (loss) per share
Basic	0.93	0.87	(0.78)	(0.63)
Diluted	0.81	0.77	(0.78)	(0.63)
Weighted Average Shares Outstanding:
Basic	8,516	9,535	7,096	8,115
Diluted	9,794	10,813	7,096	8,115

The newly granted warrants do not impact the diluted weighted average shares outstanding due to the fact that the exercise price is greater than the share price as of September 30, 2005 and December 31, 2004, respectively.

^

The pro-forma reduction of interest expense on revolving debt for the nine months ended September 30, 2005 would amount to $708, and for the year ended December 31, 2004 would amount to $717. These reductions were calculated using the average interest rates of 5.3% and 4.0% for each period respectively.

The pro-forma weighted average shares outstanding includes the following adjustments:

	Nine Months Ended September 30, 2005		Year Ended December 31, 2004
	Basic	Diluted	Basic	Diluted
Common Shares issued	1,019	1,019	1,019	1,019

SELECTED FINANCIAL DATA

You should read the following selected financial information together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the following historical information from our audited consolidated financial statements as of December 31, 2004, 2003, 2002, 2001 and 2000 and for each of the years then ended and our unaudited consolidated financial statements as of September 30, 2005 and for each of the nine-month periods ended September 30, 2005 and 2004. The selected financial data for the nine months ended September 30, 2005 and 2004 has been derived from our unaudited consolidated financial statements which, in our opinion, contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial condition, results of operations and cash flows for these periods. Historical results of operations may not be indicative of results to be expected for any future period.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended September 30		Years Ended December 31
			(in thousands, except for per share amounts)
	2005	2004	2004[1]	2003[2]	2002	2001	2000
Net sales	$480,422	$342,710	$474,954	$331,787	$251,275	$246,130	$343,974
Gross profit	75,905	51,577	70,136	36,749	45,479	26,471	87,358
Operating expenses	49,464	42,554	58,858	45,837	33,534	34,881	43,859
Operating income (loss)	26,441	9,023	11,278	(9,088)	11,945	(8,410)	43,499
Interest expense	13,063	11,697	20,668	11,828	11,001	11,775	13,655
Income (loss) from continuing operations before income taxes, minority interest and equity in undistributed earnings of unconsolidated affiliate	13,378	(2,674)	(9,390)	(20,916)	944	(20,185)	29,844
Income (loss) from continuing operations (net of tax)	7,892	(1,170)	(5,540)	(12,912)	571	(12,856)	18,218
Income from discontinued operations (net of tax)	—	—	—	194	—	—	—
Net income (loss)	7,892	(1,170)	(5,540)	(12,718)	571	(12,856)	18,218
Income (loss) from continuing operations per share:
Basic	$0.93	$(0.17)	$(0.78)	$(1.89)	$0.09	$(1.80)	$2.34
Diluted	$0.81	$(0.17)	$(0.78)	$(1.89)	$0.06	$(1.80)	$1.72
Income from discontinued operations per share:
Basic	$—	$—	$—	$0.03	$—	$—	$—
Diluted	$—	$—	$—	$0.03	$—	$—	$—
Net income (loss) per share:
Basic	$0.93	$(0.17)	$(0.78)	$(1.86)	$0.09	$(1.80)	$2.34
Diluted	$0.81	$(0.17)	$(0.78)	$(1.86)	$0.06	$(1.80)	$1.72
Weighted average number of common shares outstanding:
Basic	8,516	7,027	7,096	6,852	6,717	7,139	7,778
Diluted	9,794	7,027	7,096	6,852	9,376	7,139	10,592

CONSOLIDATED BALANCE SHEET

	Sept. 30 2005	December 31 (in thousands)
		2004	2003	2002	2001	2000
Working capital	$3,453	$(17,480)	$(3,610)	$13,620	$(1,431)	$19,459
Total assets	215,418	210,776	165,178	133,402	137,410	158,379
Long-term and subordinated debt and financing lease obligation, net of current portion	53,370	54,713	59,827	58,725	53,724	55,568
Stock warrants (included under liabilities)	4,721	2,627	—	—	—	5,887
Stockholders’ equity	20,946	12,613	15,235	25,919	24,259	41,979

[1]	Includes operations of UAC from September 27, 2004, the date of acquisition. (See Note 2: Acquisitions & Divestitures in the Notes to the Consolidated Financial Statements as of December 31, 2004).

[2]	Includes operations of ETI from March 14, 2003, the date of acquisition. (See Note 2: Acquisitions & Divestitures in the Notes to the Consolidated Financial Statements as of December 31, 2004).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Executive Summary

Throughout 2004 and the first nine months of 2005, the performance of our business has continued to improve. Both our volumes and margins increased in both periods compared to the previous year’s comparable periods. This has allowed us to significantly deleverage our balance sheet and, as of September 30, 2005, we were in full compliance with all of our lending agreements.

In September 2004, USPoly acquired the UAC business, making our PE business a much bigger and more competitive business. During the third quarter of 2005, we announced our plan to sell USPoly’s interest in W.L. Plastics. This transaction closed during the fourth quarter of 2005 and allowed us to further reduce our debt.

We monitor several non-financial indicators in evaluating our business operations and future prospects, including:

•	Price of PVC and PE resin

•	U.S. gross domestic product (GDP)

•	Interest rates

•	Demand for PVC and PE pipe products, and

•	Dollars per pound of pipe sold.

We provide a more detailed discussion of PVC and PE resin prices, GDP, interest rates and demand for PVC and PE pipe products under the “Future Outlook and Risks to Our Business” section of this discussion.

We believe the main drivers of industry performance are GDP growth and supply and demand of PVC resin. Historically, our profitability has improved during periods of strong GDP growth and decreased during periods of slower growth or recession. GDP growth improved in the first nine months of 2005 compared to 2004 and 2003, demand for PVC resin for use in pipe was strong, and our margins increased.

In our PVC business, selling prices in terms of dollars per pound of pipe sold increased 14% in 2004 and 18% in the first nine months of 2005. Primarily as a result of increasing PVC resin costs, cost of goods sold in terms of dollars per pound increased 9% in 2004 and 16% in the nine months ended September 30, 2005. With the relatively strong demand for PVC pipe, we were able to increase selling prices faster than material costs increased, resulting in the improved margins seen in both periods compared to the previous year’s comparable periods. Operating expenses in terms of dollars per pound were relatively constant.

In our PE business, selling prices and cost of goods sold, in terms of dollars per pound, increased by similar amounts in both 2004 and the nine months ended September 30, 2005. As a result, our gross profit per pound was relatively constant in both periods. The acquisition of the UAC business significantly increased the volume of our PE business in 2005, which yielded a significant decrease in operating expenses per pound of pipe sold.

Consolidated Results of Operations for the Years Ended December 31, 2004, 2003 and 2002

The following table sets forth items from our statements of operations as percentages of net sales:

	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	85.2	88.9	81.9
Gross profit	14.8	11.1	18.1
Operating expenses	12.4	13.8	13.3
Operating income (loss)	2.4	(2.7)	4.8
Interest expense	4.3	3.6	4.4
Income (loss) from continuing operations before income taxes, minority interest and equity in undistributed earnings of unconsolidated affiliate	(1.9)	(6.3)	0.4
Income tax expense (benefit)	(0.6)	(2.4)	0.2
Minority interest and equity in undistributed earnings of unconsolidated affiliate, net of tax	0.1	0.0	0.0
Income (loss) from continuing operations	(1.2)	(3.9)	0.2
Income from discontinued operations, net of income tax	0.0	0.1	0.0
Net income (loss)	(1.2)%	(3.8)%	0.2%

Net Sales. We posted net sales of $475 million in 2004, which was an increase of 43% from 2003, and net sales of $332 million in 2003, an increase of 32% from 2002. The PVC segment increased net sales by $127 million (40%) in 2004 from 2003 due to volume increases of 23% as well as average price increases, and increased net sales by $79 million (33%) in 2003 from 2002 due to volume increases of 21%, primarily from the ETI acquisition in March of 2003, and price increases. The PE segment increased net sales by $16 million (129%) in 2004 from 2003, due to both volume (89%) and price increases, and PE increased net sales by $1 million (11%) in 2003 from 2002 due to volume and price increases. Most of the PE volume increase in 2004 is a result of the UAC Acquisition (See Note 2: Acquisitions and Divestitures, found in the Notes to the Consolidated Financial as of December 31, 2004.) late in the third quarter of 2004.

Gross Profit. Gross profit, as a percent of net sales, increased to 15% in 2004 as compared to 11% in 2003, while 2003 had decreased by 7 percentage points from 2002. Gross profit for the PVC segment was 14.5% in 2004, 10.6% in 2003 and 18.3% in 2002. The 2004 PVC improvement was due to both the higher volume, and increased PVC pricing spread over raw material costs, a reversal from 2003 when prices were declining and demand was weaker than normal, especially in the second and third quarters. Gross profit for the PE segment was 18.4% in 2004, 23% in 2003, and 14% in 2002. The 2004 gross profit reflects a continuation of margin levels from our traditional PE business, and the lower margin products included as a result of the UAC Acquisition. The 2003 increase from 2002 was due to increasing prices rebounding from 2002 levels where both excess capacity and the telecommunications market depressed prices.

Operating Expenses. Operating expenses, as a percent of net sales, decreased to 12.3% in 2004 as compared to 14.0% in 2003, a reduction of 1.7 percentage points. Most of this decrease is from a reduction in general and administrative costs, both in total dollars (about $1.1 million) and a 1.4 percentage point decrease as a percent of net sales. This reduction is a result of the restructuring activities begun in 2003 and ongoing cost control measures. Selling expenses were also down as a percentage of net sales, but this was partially offset by increases in freight expense during 2004. PVC operating expenses were 11.9% in 2004 compared to 13.7% in 2003, and PE operating expenses were 18.1% in 2004 compared to 20.1% in 2003. Operating expenses as a percent of net sales increased

0.6 percentage points in 2003 as compared to 2002. PVC operating expenses were 13.7% in 2003 compared to 13.3% in 2002. The PVC increase in 2003 was the result of restructuring charges of $1.3 million, as well as higher freight costs associated with ETI’s Ultra product line. PE Operating expenses were 20.1% in 2003 compared to 16% in 2002. The PE increase in 2003 was due to increased staffing as a result of the separation from PW Eagle.

Non-operating Expenses. Non-operating expenses increased to $21.1 million in 2004 from $11.4 million in 2003. Interest expense increased by $8.8 million during 2004 from 2003 due to higher interest rates and higher debt levels. At the time of our refinancing in October 2004, we incurred $5.3 million in interest charges from prepayment penalties, debt discount amortization and write-off of related deferred finance costs (see Note 5 to Consolidated Financial Statements under Item 8 for further detail). Interest expense also includes a $0.2 million non-cash charge for the PVC segment and a $0.8 million non-cash charge for the PE segment in 2004 to adjust to fair value the warrants issued with subordinated debt as also discussed in Note 5: Financing Arrangements in the Notes to the Consolidated Financial Statements as of December 31, 2004. The PVC segment recorded a loss of $0.4 million on the sale of two manufacturing facilities in the second quarter of 2004. The PE segment recorded equity in earnings of affiliate of $0.6 million net of tax during 2004, which represents its 23% ownership interest in W. L. Plastics. Non-operating expenses increased to $11.4 million in 2003 from $10.7 million in 2002. This increase resulted from increased interest expense related to higher debt incurred as a result of the ETI acquisition, partially offset by the gain on the sale of our idled manufacturing facility in Phoenix, Arizona.

Income Taxes. The income tax provision (benefit) for the years ended December 31, 2004, 2003 and 2002 was calculated based on management’s estimates of the annual effective tax rate for each year. The annual effective tax rate for 2004 reflects our statutory federal and applicable state tax rates of approximately 33%, down from 38% in 2003 and 39.5% in 2002. The decrease in 2004 is primarily due to permanent differences related to stock warrants.

Consolidated Results of Operations for the Nine Months Ended September 30, 2005 and 2004

	Nine months ended September 30,		Increase (Decrease)
	2005	2004	$	%
	(in millions)
Net sales	$480.4	$342.7	$137.7	40.2
Cost of goods sold	404.5	291.1	113.4	39.0
Gross profit	75.9	51.6	24.3	47.1
Operating expenses	49.4	42.6	6.8	16.0
Operating income	26.5	9.0	17.5	194.4
Interest expense	13.1	11.7	1.4	12.0
Income (loss) before income taxes, minority interest and equity in undistributed earnings of unconsolidated affiliate	13.4	(2.7)	16.1	596.3
Income tax expense (benefit)	5.4	(1.0)	6.4	640.0
Minority interest in loss of USPoly Company	(.1)	—	(.1)	—
Equity in undistributed earnings of unconsolidated affiliate, net of tax	—	.5	(.5)	-100.0

Net income (loss)	$7.9	$(1.2)	$9.1	758.3

Net Sales. Net sales for the first nine months of 2005 were $480.4 million, up $137.7 million, or 40.2% from $342.7 million in the same period last year. Approximately 33% of the increase in sales is due to the inclusion in 2005 of results from the UAC acquisition by USPoly on September 27, 2004. While overall volume of pounds sold is higher by 13% in 2005 from 2004, average selling prices have risen 24% in 2005 from 2004 due primarily to the increasing cost of resin.

Gross Profit. Gross profit as a percent of net sales increased to 15.8% for the first nine months of 2005 as compared to 15.0% in 2004, as selling prices increased slightly faster than raw material costs.

Operating Expenses. Operating expenses were $49.4 million for the first nine months of 2005, an increase of $6.8 million, or 16.0% from $42.6 million in 2004. The increase in operating expenses is the result of increased costs of $4.6 million at USPoly, due primarily to the UAC acquisition, increased commission costs due to higher sales dollars, and higher freight costs due to higher volume and higher transportation rates. In addition, profit-based expense accruals in 2005 increased $0.9 million over the same period in 2004. These increased costs were offset in part by USPoly recording a gain on the sale of its metals parts business of $1.2 million in the second quarter of 2005, a gain on the sale of land of $0.5 million in 2005, a loss of $0.4 million on the sale of two manufacturing facilities in 2004, and the fact that there are no restructuring costs in 2005 compared to $1.6 million in 2004.

Interest Expense. Interest expense was $13.1 million for the first nine months of 2005, compared to $11.7 million in 2004, or an increase of $1.4 million. This increase results from higher debt levels at USPoly in 2005 compared to 2004 (which were incurred to finance the UAC acquisition) which increased interest by $1.1 million, offset in part by the general reduction of interest rates in PW Eagle following the refinance that was completed in October of 2004, and lower debt levels at PW Eagle as we have been paying down debt in 2005. In addition, 2005 interest expense includes $2.1 million non-cash charges for fair value adjustments to our liabilities for outstanding stock warrants, compared to $0.9 million in 2004.

Income Taxes. The income tax provision (benefit) for the nine months ending September 30, 2005 and 2004 were calculated based on management’s then-current estimates of the annual effective rate for the year, with an estimated effective tax rate of 40.1% for 2005, and 38.3% for 2004.

During the first nine months of 2004, USPoly recorded $0.5 million, net of tax, as equity in undistributed earnings of W.L. Plastics, as this investment was being accounted for on the equity method. Effective December 1, 2004, this was discontinued and USPoly changed to the cost method of accounting for this investment, as further explained in Note 2: Acquisitions & Divestitures in the Notes to the Consolidated Financial Statements as of December 31, 2004.). Using the cost method in 2005, USPoly does not record any income or expense related to this investment.

Results of Operations by Segment.

	Nine months ended September 30,		Increase (Decrease)
	2005	2004	$	%
	(in millions)
Net sales:
PVC products	$418.5	$329.4	$89.1	27.0
PE products	61.9	13.3	48.6	365.4

Consolidated net sales	$480.4	$342.7	$137.7	40.2

Operating income:
PVC products	$23.3	$8.6	$14.7	170.9
% of sales	5.6%	2.6%
PE products	3.2	.4	2.8	700.0
% of sales	5.2%	3.0%

Consolidated operating income	26.5	9.0	17.5	194.4
% of sales	5.6%	2.6%
Interest expense	13.1	11.7	1.4	12.0

Income (loss) before income taxes, minority interest and equity in undistributed earnings of unconsolidated affiliate	$13.4	$(2.7)	$16.1	596.3

PVC Products. PVC sales increased 27.0% from $329.4 million in the first nine months of 2004 to $418.5 million in 2005. While volume shipped increased by 5%, average selling prices rose by over 20% from 2004. In addition, the spread of selling prices over raw material costs continued to increase in the first nine months of 2005, resulting in better gross margins. Operating expenses increased by $2.3 million in 2005 compared to 2004. Increasing freight, sales commissions and other expenses were offset by not incurring any restructuring charges in 2005, by a gain on sale of land of $0.5 million in 2005, and 2004 included a loss on sale of facilities of $0.4 million. In addition, profit based expense accruals in 2005 increased $0.9 million over the same period in 2004. The result was an increase in operating income of $14.7 million, from $8.6 million in 2004 to $23.3 million in 2005, or 5.6% of sales.

PE Products. PE sales increased $48.6 million, or 365.4%, from $13.3 million in the first nine months of 2004 to $61.9 million in 2005. Of this increase, the UAC business acquired in September 2004 accounted for $45.4 million, with the additional increase coming from the previous PE business. The much higher sales volume resulted in an increase in gross margins of $7.5 million in 2005. Operating expenses increased by $4.6 million due to the UAC acquisition and higher freight and commission costs, and USPoly recorded a gain on the sale of its metals parts business of $1.2 million in the second quarter of 2005. The result was an increase in operating income of $2.8 million, from $0.4 million in 2004 to $3.2 million in 2005, or 5.2% of sales.

Liquidity and Capital Resources

Total assets of $215.4 million at September 30, 2005 represented a $4.6 million increase from the $210.8 million at December 31, 2004. This increase was from current assets, with the net increase in accounts receivable and inventories amounting to $16.5 million, offset by decreases in property and equipment of $(6.5) million and decreases in deferred income taxes of $(4.8) million. Total capitalization at September 30, 2005 was $128.2 million, consisting of $107.2 million of debt and $21.0 million of equity, with debt decreasing by $37.9 million and equity increasing by $8.3 million from December 31, 2004. The increase in current assets is due to increased sales volume in 2005 compared to the fourth quarter of 2004, as well as higher selling prices and a higher cost of resin. The decrease in property and equipment is primarily due to depreciation in excess of capital expenditures, along with a small land sale, and the USPoly sale of its metals line of business as discussed in Note 3: Acquisition of Uponor Aldyl Company in the Notes to Condensed Consolidated Financial Statements as of September 30, 2005. The decrease in deferred tax assets is primarily a result of the income tax provisions for the current year.

We had working capital of $3.4 million at September 30, 2005, which is an improvement of $20.9 million from the negative working capital of $(17.5) million at December 31, 2004. This improvement is the result of our return to profitability in the 2005, and the resulting positive cash flow from operations of $39.2 million for the nine months ending September 30, 2005. The portion of our revolving credit facility collateralized by fixed assets was $18.6 million at September 30, 2005. Had this portion of current debt been converted to long-term loans consistent with the long-term collateral, our working capital would be positive by $22.0 million at September 30, 2005.

In addition to the improvement in working capital, we had additional availability on our revolving credit facilities of over $60 million at September 30, 2005. Management believes that, for the foreseeable future, PW Eagle can fund requirements for working capital, capital expenditures and other obligations with cash generated from operations and borrowing from existing credit facilities and proceeds of approximately $17.9 million from the sale of common stock as described in the Pro Forma Information section on page 12.

Cash provided by operating activities was $39.3 million in the first nine months of 2005, compared to $(9.5) million of cash used in operating activities for the first nine months of 2004. This net change of $48.8 million is primarily a result of a net change in net income of $9.1 million, and a net change in operating assets and liabilities of $37.3 million.

Cash used in operating activities was $(9.8) million in 2004, compared to cash provided of $1.6 million and $0.1 million in 2003 and 2002, respectively. The key component in changes in cash flow levels is the fluctuation in accounts receivable and inventories.

Cash provided from investing activities provided $0.6 million in the first nine months of both 2005, compared to $(12.9) million net cash used by investing activities in 2004. In the first quarter of 2005, we sold an excess parcel of land adjacent to our Perris facility for $0.9 million and in the second quarter we sold the metals division of USPoly for $2.5 million. Investing activities in the first nine months of 2004 included the receipt of $4.2 million in proceeds relating to the sale of facilities, and an additional $1.6 million investment in WL Plastics. Purchases of property and equipment were $2.8 million in the first nine months of 2005 and $1.3 million in the first nine months of 2004.

Investing activities used $(15.1) million in 2004, compared to $(16.8) million in 2003 and provided $0.6 million in 2002. The UAC Acquisition in 2004 used $(13.9) million in cash. Capital expenditures for 2004 were $2.0 million. In 2003, the ETI acquisition used $19.1 million in cash and the sale of Mid States Plastics provided $4.4 million. In 2004, we sold our Hastings and Baker City facilities for $1.9 million, acquired an additional interest in W.L. Plastics for $1.6 million, and received proceeds from the sale of miscellaneous equipment of $0.3 million. In 2002, we sold our Hillsboro manufacturing facility and certain equipment for $1.4 million, which was partially offset by capital expenditures of $0.8 million. The annual capital expenditures, reflect a spending program consistent with our recurring replacement needs.

Financing activities used $(39.5) million in the first nine months of 2005, primarily for a net reduction of our revolving credit facilities and repayment of long-term debt. In the first nine months of 2004, financing activities provided $26.6 million, primarily from our revolving credit facilities and a sale-leaseback transaction, plus net additional long-term debt obtained to finance the UAC acquisition.

Financing activities provided $25.5 million during 2004. The primary sources of cash were net borrowings under the Senior Credit Facilities of PW Eagle and USPoly. Debt issuance and financing costs of $3.8 million were incurred primarily in connection with the PW Eagle refinancing and UAC Acquisition financing. In 2003, financing activities provided $15.2 million primarily from net borrowings under the Senior and Revolving Credit Facilities for PWPipe, PWPoly and ETI. Financing activities used $1.0 million in 2002. In 2002, we entered into a sale-leaseback transaction, which generated $13.4 million in proceeds. The proceeds were used to reduce the term debt by $8.8 million. The remaining proceeds of approximately $4 million were used to pay down the Revolving Credit Facility.

As reported in Note 12, Subsequent Events, in the Notes to Condensed Consolidated Financial Statements as of September 30, 2005, on November 1, 2005, USPoly sold its approximately 23% interest in W.L. Plastics. USPoly received $23.5 million cash proceeds from this transaction and expects to record an after-tax gain of approximately $13 million. The net proceeds were used to repay USPoly’s outstanding debt obligations, and thus reducing the ongoing interest expense amounts related to the debt.

Credit Facilities

A summary of amounts outstanding under each of our credit facilities at September 30, 2005 and December 31, 2004 follows (in thousands):

	September 30, 2005	December 31, 2004
Borrowings under revolving credit facilities
PW Eagle	$41,484	$76,323
USPoly	5,068	5,694

Total amounts outstanding under revolving credit facilities	46,552	82,017

Long-term debt, net of discounts
PW Eagle Subordinated Notes	24,625	23,116
PW Eagle Capital Lease Obligation	16,389	16,492
USPoly Seller Note	2,125	2,125
USPoly Senior Term Notes	3,837	6,622
USPoly Senior Subordinated Note	4,731	4,672
USPoly Capital Lease Obligations	3,355	3,378

Total amounts outstanding under long-term credit facilities	55,062	56,405

Total amounts outstanding	$101,614	$138,422

PW Eagle and USPoly each have separate financing arrangements with each entity responsible for its own obligations without any guarantees or cross-defaults. The following is a summary of the financing arrangements for PW Eagle and USPoly.

PW Eagle. On October 25, 2004, PW Eagle completed a refinancing of its debt. In connection with the refinancing, PW Eagle entered into a new $100 million Revolving Credit Facility with Bank of America (formerly Fleet Capital Corporation), the CIT Group/Business Credit, Inc. and Wells Fargo Business Credit, Inc. (the “Agreement”). PW Eagle’s borrowing capacity under the Agreement is limited to the sum of a Current Asset Collateral Component (CACC) based on percentages of accounts receivable and inventories and a Fixed Asset Collateral Component (FACC) of $22 million. The FACC is reduced by $0.8 million quarterly beginning March 31, 2005. Borrowings under the FACC bear interest at LIBOR plus 2.75% and borrowings under the CACC bear interest at LIBOR plus 2.5%. PW Eagle is required to pay a fee equal to 0.5% of the unused portion of the Revolving Credit Facility. At September 30, 2005, the LIBOR rate was 3.75%.

Under the Agreement, PW Eagle is required to comply with certain restrictive financial covenants including minimum interest coverage, minimum EBITDA (earnings before interest, taxes, depreciation and amortization), maximum capital expenditures, as well as other customary covenants, representations, warranties and funding conditions. Borrowings under the Agreement are collateralized by substantially all of PW Eagle’s assets. The Agreement expires on October 25, 2009.

In connection with the refinancing, PW Eagle issued $16 million of Senior Subordinated Notes and $8 million of Junior Subordinated Notes together with detachable warrants to purchase 366,651 shares of PW Eagle common stock (the “Subordinated Notes”). The Subordinated Notes are due on October 25, 2010, and are collateralized by substantially all assets of PW Eagle, subordinated to the security interest granted under the Revolving Credit

Facility. The Senior Subordinated Notes bear interest at 19%, of which 13% is payable in cash monthly and 6% is deferred until October 31, 2009. The Junior Subordinated Notes bear interest at 22.5%, of which 13% is payable in cash monthly and 9.5% is deferred until October 31, 2009.

A debt discount of $1.2 million was recorded upon the issuance of the Subordinated Notes based on the collective estimated fair value of the Subordinated Notes and warrants on the date issued. The discount is being amortized as a yield adjustment over the term of the Subordinated Notes using the effective interest method. The warrants contain provisions granting the warrant holder rights to require PW Eagle to repurchase the warrants at the earlier of repayment or maturity of the Subordinated Notes or an event of default under the Subordinated Notes. In accordance with the Emerging Issues Task Force (EITF) 00-19, the warrants have been recorded as a liability in other long-term liabilities on PW Eagle’s consolidated balance sheet. During 2004, PW Eagle’s value for the warrants increased due to an increase in PW Eagle’s stock price. Accordingly, the warrant liability was subsequently increased to fair value, resulting in a $0.2 million non-cash charge to interest expense.

In connection with the refinancing, PW Eagle incurred financing costs of $2.2 million, which have been capitalized and are being amortized over the life of the related debt as a component of interest expense.

Also in connection with the refinancing, PW Eagle repaid all amounts outstanding under the PWPipe and ETI Revolving Credit Facilities, the PWPipe and ETI Senior Term Notes and the PWPipe Senior Subordinated Notes (at the completion of this refinancing, ETI was legally merged into PW Eagle). At the date these obligations were repaid, PW Eagle had unamortized deferred financing costs related to the extinguished debt of $2.0 million and unamortized discount of $2.9 million on the PWPipe Senior Subordinated Notes. The terms of the PWPipe Senior Subordinated Notes also required a prepayment penalty of $0.4 million. A charge of $5.3 million related to these items was recorded in 2004 as a component of interest expense. Amortization of deferred financing costs during 2004, prior to the refinancing, was $1.4 million.

On March 26, 2004, PW Eagle entered into a sale-leaseback transaction on two manufacturing facilities in Sunnyside, Washington and Visalia, California. As a result of the sale-leaseback transaction, a capital lease obligation of $3.6 million, net of the debt discount of $0.1 million, was recorded based on the estimated fair value of the capital lease obligation. No gain or loss was recognized on the transaction. The capital lease obligation requires an annual lease payment of $0.4 million, including interest at a rate of 9.7%. The capital lease has an initial term of twenty years, upon which the lease will automatically renew for ten years. The capital lease will continue to automatically renew every ten years until the financing lease is terminated. The capital lease includes certain financial covenants and requires PW Eagle to maintain an irrevocable letter of credit equal to $0.4 million, which can be drawn in the event of a default under the lease.

In connection with this transaction, warrants were issued to the lender to purchase 15,000 shares of our common stock for $0.01 a share at any time through March 26, 2009. The lender exercised these warrants during the second quarter of 2004. A debt discount totaling $0.1 million has been recorded with the issuance of the warrant and is being amortized using the effective interest method as a yield adjustment over the term of the lease. Net proceeds of $3.3 million resulting from the sale-leaseback transaction were used to pay down the PWPipe Revolving Credit Facility and Senior Term Note A.

USPoly. On September 27, 2004, USPoly acquired UAC (see Note 2 to Consolidated Financial Statements as of December 31, 2004 for further details). To finance this acquisition, USPoly entered into a new Senior Credit Facility. Under the new Senior Credit Facility, USPoly has a $10 million revolving credit and term loans amounting to $6.9 million. The term loans are payable in monthly installments of $0.1 million with interest at prime plus 0.75% to 1.00%. The prime rate was 6.75% at September 30, 2005. The revolving portion of the credit facility carries interest of prime plus 0.5%, and a non-use fee of 0.5%. These new senior loans are due September 30, 2007 and are collateralized by substantially all of USPoly’s assets. In connection with the refinancing, USPoly incurred financing costs of $0.6 million which were capitalized and are being amortized over the life of the debt. USPoly entered into a capital lease agreement for the Tulsa, Oklahoma manufacturing facility connected with the acquisition of UAC for $1.5 million or the current market value, whichever is greater. The capital lease includes a put feature. Under the put feature if the lessor meets certain requirements, USPoly would be obligated to purchase the Tulsa plant for $1.5 million or the current market value, whichever is greater.

On January 16, 2004, USPoly entered into a Subordinated Debt Agreement with Medallion Capital, Inc. (Medallion) for $1.3 million. Interest of 12% on the Subordinated Debt is due monthly and matures on January 15, 2009. In connection with the Subordinated Debt Agreement, warrants were issued to purchase up to 7.5% of USPoly’s then outstanding common stock on a fully diluted basis for $10 per issuance (fixed warrants). In addition, warrants were issued for the purchase of the lesser of 14% of USPoly’s then outstanding common stock on a fully diluted basis or for an amount sufficient to incrementally provide Medallion an overall 24.5% internal rate of return on the subordinated debt (performance warrants). The fixed warrants are exercisable at any time after January 15, 2004 through the fifth anniversary of the date when all outstanding principal and accrued interest on the subordinated debt has been paid in full. The performance warrants are exercisable immediately through the later of the maturity of the subordinated debt or at which time the subordinated debt and interest are paid in full. The warrants also contain a clause whereby after the occurrence of a put date, defined as the earlier of the maturity of the subordinated debt or an occurrence of a default under the debt agreement until the expiration date, the lender shall have the right to sell to USPoly all or a portion of the warrants or the warrant based shares. Under the clause, USPoly would be obligated to purchase such warrant or warrant based shares at USPoly’s fair value. The warrants are therefore recorded as a liability which will be periodically adjusted to fair value. A debt discount totaling $0.4 million, representing the initial value of the warrants, has been recorded in connection with the issuance of the warrants and is being amortized using the effective interest method as a yield adjustment over the term of the debt. During 2004, PW Eagle increased its estimate of the value of USPoly, based on its operating performance and the UAC Acquisition (see Note 2 to Consolidated Financial Statements as of December 31, 2004 for further details). Accordingly, the warrant liability was adjusted to fair value, resulting in a $0.8 million non-cash charge to interest expense in 2004. In connection with the UAC Acquisition, USPoly amended the Subordinated Debt Agreement to provide an additional $3.7 million of borrowings, bringing the total amount of the Subordinated Debt facility to $5.0 million. The $3.7 million note bears interest at 12% payable monthly and requires principal payments of $65,315 monthly beginning October 1, 2007, through September 1, 2009, with all remaining principal payable on September 17, 2009. In connection with the merger of USPoly described below under the subheading entitled “Acquisitions”, USPoly agreed with its subordinated lender that also held warrants to purchase shares in USPoly, to exchange the lender’s rights under those warrants for a $1.9 million note payable to the lender. This note was subsequently paid in full during the fourth quarter of 2005.

On April 1, 2004, USPoly entered into lease transactions on manufacturing facilities in Hastings, Nebraska and a distribution center in Baker City, Oregon. These leases are recorded as capital leases, with a total capital lease obligation of $1.9 million. The leases require monthly payments of $20,000, including interest at a rate of 11.25%. These capital leases have a term of twenty years, with purchase options of the greater of $2 million ($1.3 million on the Hastings property and $0.7 million on the Baker City property) or the fair market value at the end of the lease term. As a part of these transactions, USPoly issued standby letters of credit for $0.2 million, which can be drawn in the event of default under the leases.

PW Eagle’s consolidated obligations at December 31, 2004 under various long-term debt arrangements, operating leases and other arrangements are summarized in the table below:

Scheduled Contractual Obligations	Total	2005	2006	2007	2008	2009	After 5 Years
Term notes	$6,622	$1,492	$1,492	$3,638	$—	$—	$—
Senior subordinated notes	27,788	—	—	86	370	4,216	23,116
Capital lease obligations	40,392	2,165	2,169	2,173	2,178	2,182	29,525
Operating leases	4,522	1,033	812	770	736	712	459
Other notes	2,125	—	2,125	—	—	—	—
Interest obligations	73,516	6,690	6,676	6,706	6,822	17,317	29,305
Estimated interest on revolving credit facilities	18,977	4,067	4,067	3,983	3,740	3,120	—

	$173,942	$15,447	$17,341	$17,356	$13,846	$27,547	$82,405

The estimated interest on revolving credit facilities is based on the current outstanding debt amounts of $82,017 at December 31, 2004. The interest rate assumed is the current asset collateral revolving debt rate paid by PW Eagle of 4.9%, and the current revolving debt rate paid by USPoly of 5.75%. The estimated annual interest amount is included through the termination dates of the revolving credit facilities, which is September 30, 2007 for USPoly and October 25, 2009 for PW Eagle. We had commitments for capital expenditures of $0.3 million at December 31, 2004, which we intend to fund from our Revolving Credit Facilities.

At September 30, 2005, PW Eagle had a contingent liability for standby letters of credit totaling $3.6 million that are issued and outstanding. These letters of credit guarantee payment to third parties in the event PW Eagle is unable to pay in a timely manner. Standby letters of credit reduce the funds available under the revolving credit facilities. No amounts were drawn on these letters of credit as of September 30, 2005.

As described above, under current financing agreements, PW Eagle and USPoly are required to comply with certain restrictive financial ratios and covenants. The most restrictive covenant for PW Eagle requires us to maintain a minimum EBITDA (earnings before interest, taxes, depreciation and amortization), including adjustments as defined in the debt agreement, of $15 million on a rolling 12 month period ending each calendar quarter. The most restrictive covenant for USPoly requires them to maintain a minimum cumulative EBT (earnings before taxes) for the current calendar year, which varies by month. The subordinated debt for each company, and some of the capital lease obligations, also contain covenants that either mirror, or are less restrictive than, the senior debt covenants. Maintenance of these ratios and covenants is of particular concern given the uncertain economic climate in the United States and price stability of PVC pipe and PVC resin. At December 31, 2004, PW Eagle was in compliance with all debt covenants. At December 31, 2004, USPoly was not in compliance with certain financial covenants of its Senior Credit Facility and Subordinated Debt Agreement. On March 10, 2005, the lenders waived all covenant violations and amended their Agreements such that we believe USPoly will be in compliance with the covenants in the future. In addition, the maximum borrowing under the USPoly Senior Credit Facility was increased to $15 million.

We had negative working capital of $(17.5) million in 2004 and excess borrowing capacity of $11 million. Working capital decreased $13.9 million to $(17.5) million in 2004 from ($3.6) million in 2003, primarily from the increase in the Revolving Credit Facility and the decrease in long-term debt. The new Revolving Credit Facility includes $22 million that is collateralized by property and equipment. Instead of obtaining a new long-term loan on the property and equipment, this portion of the debt was included in the current revolving credit amount. Had this portion of current debt been converted to long-term loans consistent with the long-term collateral, our working capital would be positive by approximately $4.5 million.

Credit Facilities as of December 31, 2003. As discussed above, PW Eagle has refinanced the majority of its credit facilities in 2004. Following is information about credit facilities that were outstanding as of December 31, 2003.

PWPipe. PWPipe had outstanding a Senior Credit Facility consisting of a Revolving Credit Facility and a Senior Term Note. The PWPipe Senior Term Note bore interest at a rate equal to the LIBOR plus 2.75% and required quarterly principal payments of $650,000. The LIBOR rate at December 31, 2003 was 1.25%. Outstanding notes issued pursuant to the Revolving Credit Facility bore interest at a rate equal to LIBOR plus 2.50%. PW Eagle was required to pay a fee equal to 0.5% of the unused portion of the Revolving Credit Facility. At December 31, 2003, PW Eagle had excess borrowing capacity of $5.2 million, which was based on available collateral, including eligible accounts receivable and inventories. The maximum amount available under the Revolving Credit Facility was $50 million.

Under the agreement, PW Eagle was required to comply with certain restrictive financial ratios and covenants relating to minimum net worth, minimum fixed charge coverage, minimum interest coverage, funded debt to EBITDA (earnings before interest, taxes, depreciation and amortization), and maximum capital expenditures, as well as other customary covenants, representations, warranties and funding conditions.

In 1999, we entered into Senior Subordinated Notes totaling $32.5 million ($26.4 million recorded amount net of debt discount described below) with detachable warrants to purchase an aggregate of 1,940,542 shares of our common stock at $0.01 per share (the Subordinated Debt Agreement). Interest on the Senior Subordinated Notes of 14% was payable quarterly. Of this interest, 12% was payable in cash and 2% was accrued through the issuance of additional subordinated notes. Principal was due in three equal installments on September 20th of 2005, 2006 and 2007. A debt discount totaling $6.1 million was recorded upon the issuance of the Senior Subordinated Notes based on the collective estimated fair value of the Senior Subordinated Notes and warrants on the date issued. The discount was being amortized as a yield adjustment over the term of the notes using the effective interest method. The unamortized discount related to these notes was $3.1 million at December 31, 2003. For the years ending December 31, 2003, and 2002, $0.8 million, and $0.7 million, respectively, of the discount was recognized as interest expense in the income statement.

PW Eagle entered into a sale-leaseback transaction agreement on February 28, 2002 for certain manufacturing facilities and the Eugene office building. As a result of the sale-leaseback transaction, a capital lease obligation of $13.6 million, net of a debt discount of $0.4 million, was recorded based on the collective estimated fair value of the capital lease obligation and warrant on the date issued. No gain or loss was recognized on the transaction. The capital lease obligation, which expires in September 2022, requires an annual lease payment of $1.7 million, including interest at a rate of 11.46%. The capital lease includes certain financial covenants and requires PW Eagle to maintain an irrevocable letter of credit equal to one year’s lease payments. PW Eagle has a purchase option at the end of the lease term at an amount equal to the greater of the fair market value of the leased assets or $14.7 million. If the purchase option is not exercised and PW Eagle does not terminate the lease, the lease will automatically renew for a term of 10 years. In connection with this transaction, a warrant was issued to purchase 120,000 shares of PW Eagle common stock for $0.01 a share at any time through February 28, 2022. A debt discount totaling $0.4 million has been recorded with the issuance of the warrant. The discount is being amortized using the effective interest method as a yield adjustment over the term of the lease. The unamortized discount relating to the financing lease obligation was $0.4 million at December 31, 2004 and 2003, respectively.

ETI. In connection with the acquisition of Uponor ETI Company (see Note 2 to Consolidated Financial Statements included in Item 8), ETI entered into a Senior Credit Facility with Fleet Capital Corp. and CIT Group/Business Credit, Inc. consisting of (i) a Revolving Credit Facility of $25 million less the outstanding balance on the ETI Term Note and the ETI Equipment Notes, (ii) a $5 million Term Note and (iii) available, but unutilized, Equipment Notes of up to $1.5 million (the ETI Senior Credit Facility). The ETI Revolving Credit Facility bore an interest rate of LIBOR plus 2.75%. ETI was required to pay a fee of 0.5% on the unused portion of the Revolving Credit Facility. Principal payments on the ETI Term Note were due in quarterly payments of $250,000. The Term Note bore an interest rate of LIBOR plus 3.25%.

The ETI Senior Credit Facility was collateralized by substantially all of the assets of ETI. Under the ETI Senior Credit Facility, ETI was required to comply with certain restrictive financial ratios and covenants relating to minimum fixed charge coverage, minimum interest coverage, funded debt to EBITDA and maximum capital expenditures, as well as other customary covenants, representations, warranties and funding conditions.

USPoly. On October 1, 2003, USPoly entered into a credit and security agreement (the USPoly Senior Credit Facility) with Wells Fargo Business Credit, Inc. (Wells Fargo) consisting of (i) a Revolving Credit Facility of $3.5 million and (ii) a $1.1 million Term Note. The USPoly Revolving Credit Facility was limited to the lesser of $3.5 million or the aggregate amount of 85% of eligible USPoly accounts receivable and the lesser of 60% of eligible USPoly inventories or $1.5 million, less a liquidity reserve. At December 31, 2003, the maximum available revolving line of credit was approximately $1.3 million, net of outstanding borrowings. Borrowings under the USPoly Revolving Credit Facility bore interest rates equal to the prime rate plus 1.5%. Payments on the USPoly Term Note were due in monthly principal payments of $18,333 plus accrued interest beginning in November 2003, with the remaining principal and accrued interest due in September 2006. The USPoly Term Note bore an interest rate of the prime rate plus 2.0%. During periods of default, the interest rate is increased to the prime rate plus 3.0%. USPoly was also subject to certain fees and charges, including prepayment charges, as defined by the Agreement. On December 31, 2003, the prime rate was 4.0%.

The USPoly debt was collateralized by all of the assets of USPoly. Under the USPoly Senior Credit Facility, USPoly was required to comply with certain restrictive financial ratios and covenants which included, but were not limited to, minimum earnings before taxes, debt service coverage ratio, Senior Debt to tangible capital base ratio and a cap on aggregate capital expenditures, as defined by the USPoly Senior Credit Facility. The USPoly Senior Credit Facility also included restrictions on additional indebtedness, guarantees, investments, acquisitions, change in control and dividends and distributions to shareholders. The USPoly Senior Credit Facility also contained subjective acceleration and cross-default clauses under which Wells Fargo could have declared an event of default if a material adverse change in USPoly’s business occurred or USPoly defaulted on other indebtedness.

PW Eagle incurred $1.1 million in additional financing costs in 2003 related to its various borrowing arrangements. These financing costs were capitalized and were being amortized over the life of the respective debt using the effective interest method.

The weighted average interest rate on all revolving credit facility borrowings for the years ended December 31, 2004 and 2003 was 4.32% and 3.67%, respectively.

At December 31, 2003, PW Eagle and USPoly were in violation of certain covenants on senior and subordinated debt, as well as on the financing lease obligation. These violations were cured, either by waivers and/or amendments to the then existing debt agreements. On March 30, 2004, ETI amended its loan and security agreement to revise certain financial covenants. As discussed above, the ETI and PWPipe Senior and Subordinated debt was replaced by the Revolving Credit Facility on October 25, 2004.

Issuance of Additional USPoly Stock

In January 2004, the USPoly’s Board of Directors approved USPoly entering into an agreement to issue additional common shares to new investors, thereby resulting in PW Eagle, Inc. no longer owning 100% of USPoly. In connection with the agreement, the new investors contributed approximately $1.7 million in exchange for approximately 25% of the common stock of USPoly, which includes $0.3 million from directors, officers and employees. During the fourth quarter of 2004, USPoly management contributed $0.3 million to purchase USPoly stock. In the first quarter of 2005, USPoly issued $0.3 million in additional stock at a price of $1.10 per share. USPoly sold 3.3 million shares of stock in 2004 at prices determined by the Board of Directors of USPoly, ranging from $0.50 to $1.10 for a total of $1.7 million. At December 31, 2004, PW Eagle owned approximately 75% of USPoly. Upon the completion of this transaction, PW Eagle adjusted its investment in USPoly by $0.9 million to appropriately align PW Eagle’s investment with its underlying 75% interest in USPoly. This adjustment was recorded as an increase to PW Eagle’s Additional-Paid-In-Capital and a corresponding increase to PW Eagle’s Investment in USPoly.

During 2004, USPoly created a stock option plan under which 2,000,000 shares are authorized for issuance. As of December 31, 2004, USPoly had granted to various directors and employees, at fair value, 531,250 shares, of which 161,265 were exercisable and none were exercised. The 531,250 shares represent less than 4% of USPoly’s outstanding stock.

In the first nine months of 2005, USPoly issued $0.4 million in additional stock at a price of $1.10 per share. Upon the completion of this transaction, PW Eagle adjusted its investment interest in USPoly by $0.3 million to appropriately align the Company’s investment with its underlying 73% interest in USPoly. This adjustment was recorded as an increase to PW Eagle’s additional paid-in capital with a corresponding increase to PW Eagle’s investment in USPoly account. As previously discussed, PW Eagle now owns 100% of USPoly.

Restructuring Activities

In response to difficult economic conditions and poor operating results, PW Eagle decided to consolidate the PWPipe and ETI business units under common management control in October 2003. The former ETI headquarters office in Denver, Colorado was closed and all administrative and accounting functions were transferred to the Eugene, Oregon office. In addition, effective January 2004, the corporate office in Minneapolis, Minnesota was closed and all corporate office functions were transferred to the Eugene, Oregon office, which now represents our corporate headquarters, expanding the previous role as our lead operating office. As a result of the consolidation, approximately 30 positions were eliminated. In addition, certain officers and directors resigned their positions and cancelled consulting agreements. In connection with the officer resignations, the Board of Directors modified certain outstanding restricted stock and stock option awards effective January 2, 2004. The modifications allow for continued vesting of the stock awards, which would have been forfeited upon the officers’ resignation under the original terms, resulting in a charge of $0.5 million. During 2004, the Board of Directors approved the payment of management bonuses of $1.0 million for the successful restructuring. The recipients of the management bonus elected to receive $0.8 million in PW Eagle common stock and $0.2 million in cash.

In connection with these activities, we incurred restructuring charges of $1.6 million in 2004 and $1.3 million in 2003. At December 31, 2004, we had $0.1 million of severance payments remaining from the restructuring, which were paid in 2005.

Acquisitions

On March 14, 2003, PW Eagle, Inc. acquired all of the outstanding stock of Uponor ETI Company (the ETI Acquisition), a subsidiary of Uponor Corporation, a Finnish company. In connection with the ETI Acquisition, Uponor ETI Company was merged with and into Extrusion Technologies, Inc. (ETI) a wholly owned subsidiary of PW Eagle formed specifically to acquire Uponor ETI Company.

The final purchase price for ETI of $27.3 million was comprised of cash payments of $22 million, a licensing agreement valued at $7.8 million and $0.6 million of transaction fees, net of a final working capital adjustment of $3.1 million. Under a licensing agreement with Uponor Innovation AB, ETI will pay a minimum of $8 million and a maximum of $12 million in royalties based on the sales of the Ultra products over the next eight years. The ETI Acquisition has been accounted for as a purchase business combination. The final purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values, comprised of net current assets of $6.2 million, assets held for sale of $4.1 million, property, plant and equipment of $14.0 million, various intangible assets totaling $4.0 million, and other non-current assets and liabilities of $0.3 million and $1.3 million respectively. The ETI Acquisition was financed by an equity contribution from PW Eagle to ETI of $7 million, drawn from PW Eagle’s Revolving Credit Facility, a new $5 million Term Note drawn under ETI’s new financing facility and a $10 million advance drawn from ETI’s new Revolving Credit Facility. In 2003, ETI was operated as a stand-alone wholly owned subsidiary of PW Eagle, with each entity responsible for its own debts and obligations without any guarantees or cross defaults. These loans were repaid and ETI was merged into PW Eagle in connection with the October 25, 2004 refinancing.

On September 30, 2003, PW Eagle sold its wholly owned subsidiary MSP for a purchase price of $4.4 million. PW Eagle incurred $0.3 million of transaction costs in connection with the sale, including $0.1 million of severance. No gain or loss was recorded on the sale. The results of operations of MSP from the date of acquisition through the date of sale (March 14, 2003 through September 30, 2003) are shown as discontinued operations in the Consolidated Statement of Operations.

In connection with the ETI Acquisition, we amended our financing agreement with JP Morgan Partners, LLC, among other parties (collectively, the “Lenders”), to acknowledge and reflect the purchase of ETI. In connection with this amendment, PW Eagle issued to the Lenders 10-year warrants to purchase an aggregate of 350,000 shares of PW Eagle common stock for $9.50 per share. The warrants became exercisable on October 1, 2004. The warrants expire March 14, 2013.

Separation of USPoly from PW Eagle and Acquisition of Uponor Aldyl Business

On February 28, 2003, we created a separate subsidiary, PWPoly, and on September 30, 2003 we transferred certain assets and liabilities of our PE pipe business to PWPoly. On September 27, 2004, we acquired substantially all of the assets of Uponor Adlyl Company Inc.’s (UAC) PE pipe business pursuant to the terms and conditions of the Contribution and Membership Interest Purchase Agreement, dated as of September 1, 2004 between PWPoly and UAC, among others. Pursuant to the agreement, PWPoly acquired substantially all of UAC’s assets for approximately $18.6 million, and changed its name to USPoly Company. The purchase price included cash of $16.5 million (including a $2.6 million working capital adjustment and $1.0 million of transaction costs) and a $2.1 million note payable to Uponor Corporation. The funds for the purchase of UAC’s assets were primarily received from debt financings with Wells Fargo Business Credit Inc. and Medallion Capital Inc. USPoly focuses on extruding PE pipe in sizes up to 16 inches in diameter. USPoly’s pressure and non-pressure PE pipe products consist of  1/2 inch to 16 inch PE pipe and tubing for applications in the natural gas distribution, municipal water distribution, irrigation, fiber optic, power distribution and telecommunications industries.

USPoly Investment in W.L. Plastics, Inc.

On October 1, 2003, USPoly, together with an affiliate of William Blair Mezzanine Capital Partners and members of W.L. Plastics’ management team acquired the business of W.L. Plastics, LLC. for approximately $17.6 million. PW Eagle acquired an equity interest in W.L. Plastics Corporation (WL Plastics) of approximately 5.4% in exchange for $0.3 million in professional services rendered. PW Eagle contributed its equity interest to USPoly. W.L. Plastics focuses primarily on extruding large diameter PE pipe with the bulk of its products currently in the 8-inch to 24-inch diameter sizes. USPoly and its affiliates do not control W.L. Plastics, nor do they share management. On January 26, 2004, USPoly invested $1.6 million in W.L. Plastics to increase our ownership percentage to 23%. On November 1, 2005, US Poly sold its interest in W.L. Plastics. See Note 12: Subsequent Events in the Notes to Condensed Consolidated Financial Statements as of September 30, 2005.

Acquisition of Minority Interest in USPoly

On October 17, 2005, PW Eagle completed a transaction whereby it acquired all of the shares of USPoly that it did not previously own. USPoly Company was merged into a wholly-owned subsidiary of PW Eagle and the new company is known as USPoly Company, LLC. PW Eagle paid a total of $3.2 million cash and issued 351,904 shares of common stock to the holders of the minority shares in USPoly in consideration for their shares.

In connection with the merger, USPoly agreed with its subordinated lender that also held warrants to purchase shares in USPoly, to exchange the lender’s rights under those warrants for a $1.9 million note payable to the lender. The note bears interest at 12% and matures September 2009. The warrants had a put feature and were reflected as a liability on USPoly’s financial statements. As of September 30, 2005, USPoly revised its estimate of the fair value of the warrant to $1.9 million, with a non-cash charge of $0.6 million, representing the amount of the increase, reflected in interest expense for third quarter of 2005. In addition, former USPoly holders of 599,392 common stock options were issued 113,096 PW Eagle common stock options. This was based on a ratio of 0.1889 shares of PW Eagle for each option to purchase one share of USPoly common stock.

Sale of Interest in W.L. Plastics

On November 1, 2005, USPoly sold its approximately 23% interest in W.L. Plastics. USPoly received $23.5 million cash and an additional $1.2 million will be held in escrow for a period of 18 months and is subject to customary post-closing contingencies. The purchase price is subject to a working capital adjustment which is expected to be resolved by the first quarter of 2006. A substantial portion of the cash was used to pay down debt obligations. An after-tax gain, estimated to be approximately $13 million, will be recorded in the fourth quarter of 2005 related to this transaction.

Proposed USPoly Merger

On November 30, 2005, PW Eagle announced that it intends to combine its polyvinyl chloride (PVC) and polyethylene (PE) pipe businesses into one entity by merging its wholly owned subsidiary, USPoly Company, LLC into PW Eagle. In that process, all of USPoly’s outstanding debt is expected to be prepaid. It is anticipated that the merger of USPoly into PW Eagle will occur during the first fiscal quarter of 2006.

Critical Accounting Estimates

Management’s discussion and analysis of its financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported revenues and expenses during the reporting period. Management bases these estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the recorded values of certain assets and liabilities. Actual results could differ from these estimates.

Management believes PW Eagle’s critical accounting policies and areas that require more significant judgments and estimates used in the preparation of its financial statements include:

Allowance for Doubtful Accounts and Sales Discounts

We maintain an allowance for doubtful accounts necessary to maintain the allowance at a level estimated to be sufficient to absorb future losses due to accounts that are potentially uncollectible. The allowance is based on our historical experience, prior years’ write-offs, aging of past due accounts, financial condition of the customer and the general economic conditions of our market place. Actual results could differ from these estimates resulting in an increase to the allowance for doubtful accounts and bad debt expense. We wrote-off $0.1 million of uncollectible accounts during the nine months ended September 30, 2005, $0.2 million during 2004, $0.1 million during 2003, and $0.2 million during 2002, while our charges to bad debt expenses amounted to $0.2 million during the nine months ended September 30, 2005 and $0.1 million in 2004, 2003 and 2002. Our allowance for doubtful accounts was $0.7 million at September 30, 2005 and $0.6 million at December 31, 2004. Had our actual write-offs been significantly higher, or had the aging deteriorated, we may have required a larger allowance at December 31, 2004.

We also maintain an allowance for sales discounts and allowances. These allowances are based on our historical experience of discounts and allowances given, and current terms of sale, and the total discounts and allowances are deducted from gross sales. The dollar amount of such discounts and allowances is directly related to total gross sales, and the related terms of sale of such transactions. The allowance amount for sales discounts and allowances was $5.8 million at September 30, 2005 and $6.6 million at December 31, 2004.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method and includes materials, labor and manufacturing overhead. Judgment by management is required to determine both replacement cost and market. We recorded a lower of cost or market adjustment in the fourth quarter of 2003, reducing pipe inventory values by $0.7 million. No such adjustment was required at December 31, 2004. A change in this management estimate would impact cost of goods sold and the inventory carrying value.

Long-lived Assets

Management periodically reviews its long-lived and intangible assets and goodwill for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of that asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the asset’s carrying value over its estimated fair value. Management also periodically reassesses the estimated remaining useful lives of its long-lived assets. Changes to either estimated future undiscounted cash flows or useful lives would impact the amount of depreciation and amortization expense recorded in earnings.

Accounting for Income Taxes

Significant judgment by management is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. As part of the process of preparing our financial statements, management is required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet. Management must then assess the likelihood that deferred tax assets will be recovered from future taxable income and, to the extent management believes that recovery is not likely, a valuation allowance must be established. To the extent that a valuation allowance is established or increased, an expense within the tax provision is included in the Consolidated Statement of Operations.

The deferred tax assets at December 31, 2004 are primarily the result of net operating loss carryforwards for federal and state tax purposes. These net operating losses, which expire at various dates through 2024, amounted to approximately $34.1 million and $25.7 million for federal and state tax purposes, respectively, at December 31, 2004. To fully utilize the deferred tax assets, PW Eagle is required to earn these amounts of taxable income over the next 20 years. During 2004, we generated a net loss of $5.5 million.

Although PW Eagle is highly cyclical in terms of its industry and operating profits, management believes that we will be profitable over its operating cycle, based on historical results and other analysis. This belief is largely based on a combination of 1) PW Eagle’s participation as one of the PVC pipe industry leaders, 2) distribution centered on populated growth markets, 3) professional management dedicated to the PVC pipe industry and 4) debt paydown and corresponding reduction in future financing costs. PW Eagle’s cyclical nature and corresponding operating results are significantly influenced by the overall US future economic cycles, which, in addition to driving demand for our products, also influence the cost of the primary raw material input, PVC resin. Generally, as PVC resin costs are rising during our operating cycles, our profitability associated with product shipments increases. These factors have been considered as part of PW Eagle’s evaluation of the need for a valuation allowance associated with deferred tax assets. We will continue to monitor the need for a valuation allowance at each balance sheet date going forward, to ensure the conclusions reached in 2004 are sustainable. Any change in this conclusion would result in a direct reduction of our reported results from operations, and could result in virtual elimination of our shareholders’ equity as of the date of the potential determination of the need for such a valuation allowance for financial reporting purposes.

Insurance Liability

We self-insure a significant portion of our employees for health and dental related claims and record a claims liability based on claims history. The liability is based on analysis of our historical claim activity and reporting trends. While management believes that the insurance liability is adequate at year-end, results could be materially different if historical trends do not reflect actual results. A summary of self-insured medical/dental insurance activity follows:

(In thousands)	Sept. 30 2005	2004	2003	2002
Net liability for medical/dental insurance – beginning of year	$991	$528	$802	$598
Accruals for medical/dental insurance during the year	4,746	4,238	2,734	3,464
Net medical/dental insurance payments	(4,634)	(3,775)	(3,008)	(3,260)

Net liability for medical/dental insurance – end of year and September 30, 2005	$1,103	$991	$528	$802

Worker’s Compensation Liability

We maintain an insurance liability, which is deducted from our premium deposits, for incurred and not paid and incurred but not reported employee related injuries. The liability is based on analysis of our historical claim activity and reporting trends. While management believes that the worker’s compensation liability is adequate at year-end, results could be materially different if historical trends do not reflect actual results. A summary of our insured worker’s compensation activity follows:

(In thousands)	Sept. 30 2005	2004	2003	2002
Net liability (deposit) for worker’s compensation – beginning of year	$(300)	$251	$84	$701
Accruals for worker’s compensation during the year	630	481	996	514
Net payments for insurance premiums and claims	70	(1,033)	(829)	(1,131)

Net liability (deposit) for worker’s compensation – end of year and September 30, 2005	$400	$(300)	$251	$84

Warranty Liability

The provision for expenses related to product warranty is reviewed regularly. Warranty liabilities are estimated using historical information on the frequency and average cost of warranty claims. Management studies trends of warranty claims to improve pipe quality, pipe installation techniques and minimize future claims. While management believes that the warranty liability is adequate at year-end, results could be materially different if historical trends do not reflect actual results. A summary of warranty related activity follows:

(In thousands)	Sept. 30 2005	2004	2003	2002
Accrual for product warranties – beginning of year	$325	$450	$200	$200
Warranty liabilities assumed from acquisition of ETI	—	—	252	—
Accruals for warranties issued during the year	206	328	206	73
Settlements made during the year	(226)	(453)	(208)	(73)

Accrual for product warranties – end of year and September 30, 2005	$305	$325	$450	$200

Recently Issued Accounting Standards

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151, “Inventory Costs. An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”), which is effective for fiscal years beginning after June 15, 2005. SFAS 151 amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Among other provisions, SFAS 151 requires that items such as idle facility expense, excessive spoilage, double freight and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We believe the adoption of SFAS 151 will not have any material effect on our financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS 123R”), which replaces SFAS 123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123R requires that the cost of all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair values. That cost will be recognized as an expense over the vesting period of the award. The pro forma disclosures previously permitted under SFAS 123 (which are shown in Note 1 to the Consolidated Financial Statements in Item 8) no longer will be an alternative to financial statement recognition. In addition, we will be required to determine fair value in accordance with SFAS 123R. SFAS 123R is effective for reporting periods beginning with the first annual period after June 15, 2005, with early adoption encouraged, and requires the application of a transition methodology for stock options that have not vested as of the date of adoption. We are currently evaluating the impact of SFAS 123R on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks on outstanding variable rate debt obligations totaling $40.3 million at September 30, 2005. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. Market risk is estimated as the potential increase in interest expense resulting from a hypothetical one percent increase in interest rates and would result in an annual interest expense increase of approximately $0.4 million.

We do not enter into derivatives or other financial instruments for trading or speculative purposes. We only enter into financial instruments to manage and reduce the impact of changes in interest on our Senior Credit Facility. On November 12, 2004, PW Eagle entered into a fixed rate swap agreement for 50% of the fixed asset collateral portion of the new Senior Credit Facility. The total notional amount of the swap contracts decreases in proportion to the reduction in the fixed asset collateral portion of the credit facility, until the fixed rate agreement terminates in November of 2007. At September 30, 2005, these contracts had a notional amount of $10.1 million and a fair value of $0.1 million.

We have supply contracts with the suppliers of our primary raw materials, pvc and pe resin.

OUR BUSINESS

General

PW Eagle, Inc., a Minnesota corporation, organized in 1989, which we refer to as we, us or PW Eagle, manufactures and distributes polyvinyl chloride (PVC) pipe and fittings used for potable water and sewage transmission, turf and agricultural irrigation, water wells, fiber optic lines, electronic and telephone lines, and commercial and industrial plumbing. We distribute our products throughout the entire United States, with a minimal amount of shipments to selected foreign countries. Our wholly-owned subsidiary, USPoly Company, (USPoly) manufactures and distributes polyethylene (PE) pipe products and accessories. See below for an expanded discussion of the USPoly business, and see Note 15: Segment Information in the Notes to the Consolidated Financial Statements as of December 31, 2004 for further information on our PVC and PE business segments.

Our executive offices and operating headquarters are located in Eugene, Oregon and USPoly headquarters are located in Shawnee, Oklahoma. We have production facilities in Cameron Park, Visalia and Perris, California; Columbia, Missouri; Hastings, Nebraska; Shawnee and Tulsa, Oklahoma; Eugene, Oregon; Conroe, Texas; Buckhannon, West Virginia; Tacoma and Sunnyside, Washington; and West Jordan, Utah.

Our web address is www.pweagleinc.com. US Poly’s web address is www.uspolycompany.com. Investors can access our news releases and the periodic reports we file with the Securities and Exchange Commission free of charge on our web site.

Our PVC Pipe Business

We manufacture and distribute PVC pipe and fittings under the name PW Eagle. Our pressure and non-pressure PVC products consist of  1/2-inch to 36-inch PVC pipe for applications in the building, municipal water distribution, municipal sewage collection, turf and agriculture irrigation, fiber optic, power distribution and telecommunications industries. We look for new markets and, when appropriate, produce specialized products for our customers. Below are descriptions of our primary PVC pipe products and their applications.

A major use of PVC pipe is transporting water under pressure. We manufacture and distribute many PVC pressure pipe products for the transporting of drinking and irrigation water, including the following:

American Water Works Association (AWWA) Water Main Pipe. We offer this product in diameters of 4” to 24”. During the manufacturing process, each piece of this AWWA pipe is filled with water and proof tested. This pipe is also used in fire protection and carries the listing of Factory Mutual and Underwriters Laboratories (UL).

Ultra-Blue Water Main Pipe. Ultra-Blue is a molecular oriented PVC (MOPVC) pipe manufactured using proprietary processes that change the molecular orientation of the pipe, yielding greater strength, lighter weight and greater flow capacity than conventional PVC pipe. We produce Ultra-Blue in 6” through 16” diameters.

American Society for Testing and Materials (ASTM) PVC Pressure Pipe. Manufactured in diameters of  1/2” to 24” in a series of pressure ratings from 63 pounds to 315 pounds, this product delivers the water to grow crops and beautify parks, golf courses and homes.

ASTM PVC Well Casing. We offer a lightweight PVC pipe to be used as casing in water wells. Like the majority of our pressure pipes, well casing is in compliance with ANSI/NSF Standard 61 – Health Effects. As a companion to our well casing pipe, we also offer a threaded drop pipe for hanging submersible pumps. These heavy-duty pipes are made from thick-wall PVC and weigh approximately one-seventh of an equivalent metal pipe.

For many of the same reasons that plastic pipes are the materials of choice for pressure piping systems, PVC pipe is used in non-pressure applications. We service homes and industry through the production of non-pressure pipes to carry sewage, electrical power, fiber optics and telecommunications.

ASTM Gravity PVC Sewer Pipe. Sewer pipe is used to transport wastewater from residential and commercial buildings to a treatment plant. Manufactured in diameters from 4” through 24”, our products are used throughout the collection system of sewage treatment plants.

Ultra-Rib and Ultra-Corr Pipe. These structured wall pipes are offered in diameters from 8” to 36” for applications in sanitary sewers and storm drains. The proprietary design of these products provides significant strength and weight advantages in comparison to both conventional PVC pipes and competitive materials.

ASTM Drain, Waste and Vent (DWV) Pipe. This PVC DWV pipe is used inside the home to drain wastewater and vent the plumbing system. We manufacture this product up to 6” in diameter from either a solid wall construction, or a construction that layers solid walls around a cellular core. This ASTM coex cellular core pipe is very tough while having a lighter weight.

Underwriters Laboratories (UL) Electrical Conduit. We manufacture a complete line of PVC heavy wall electrical conduit in diameters of  1/2” through 6” and fabricated fittings. The entire product line carries the UL mark and conforms to National Electrical Manufacturers Association Standards. This pipe carries electrical wiring below and above ground.

ASTM Utility Duct. Our PVC utility duct is used to carry power lines underground and house fiber optic and telephone communication lines.

Our PE Pipe Business

On February 28, 2003, we created a separate subsidiary, PWPoly, and on September 30, 2003 we transferred certain assets and liabilities of our PE pipe business to PWPoly and on September 27, 2004, we acquired substantially all of the assets of Uponor Aldyl Company Inc.’s (UAC) PE pipe business. These combined businesses are now operated under the name USPoly Company, LLC, from its headquarters in Shawnee, Oklahoma. USPoly focuses on extruding PE pipe in sizes up to 16 inches in diameter. USPoly’s pressure and non-pressure PE pipe products consist of  1/2 inch to 16 inch PE pipe and tubing for applications in the natural gas distribution, municipal water distribution, irrigation, fiber optic, power distribution and telecommunications industries. Below are descriptions of our primary PE pipe products and their applications.

Natural Gas Distribution Pipe. We sell PE pipe for natural gas distribution in diameters from  1/2 inch to 16 inches, in either straight sticks or coils depending on customer requirements and diameter. We use PPI-approved (Plastics Pipe Institute) PE 2406, PE 3408 and PE 100 resins to manufacture gas distribution pipe.

Oil and Gas Gathering Pipe. We offer a full range of pipes through 16 inches for this application. Oil and gas gathering pipes are made with PE 3408 resin in coils or sticks.

Irrigation and Agricultural Pipe. These pipes are usually smaller in diameter and are made from PE 2406, PE 3408 or linear low-density PE resin, as required by customers.

Water Distribution Pipe. Water distribution pipes are often in larger diameters, up to 16 inches. We use PE 3408 resin for this application and manufacture these products to meet NSF and AWWA requirements.

ASTM PE Pipes for Special Applications. PE’s unique properties produce valuable products for applications in fiber optic communications, mining, chemical transport and closed-loop ground coupled heat pump systems. We offer these products in various diameters and use different resins depending on customer requirements.

Fittings. We offer a full line of fittings to complete our PE piping systems. Our product line includes butt and socket PE fittings, electrofusion PE fittings and our patented MetFitTM fittings system. MetFitTM is a steel-insert reinforced, nylon body plastic fitting that can make high quality connections under any conditions.

Marketing and Customers

We market our products through a combination of independent sales representatives, company salespersons and inside sales/customer service representatives. All sales representatives are primarily assigned to product lines and geographic territories. Our primary geographic market is the continental United States, Hawaii, Alaska and a minimal amount of shipments to selected foreign countries.

Our marketing strategy focuses on providing high quality products and responsive customer service. We believe our products enjoy wide acceptance and recognition.

Generally, our products are warranted for one year. We maintain product liability insurance to cover such warranty claims, and to date, warranty reserves have been sufficient to cover warranty claims.

We have a broad and diverse group of customers consisting primarily of wholesalers and distributors. No customer accounted for more than 8% of our net sales for the nine months ended September 30, 2005, 7% of our net sales in 2004 and 8% of our net sales in 2003.

Competition in the PVC and PE Pipe Industry

The plastic pipe industry is highly fragmented and competitive, due to the large number of producers and the commodity nature of the industry. Because of shipping costs, competition is usually regional, instead of national, in scope and the principal methods of competition are a combination of price, service, warranty and product performance. We compete not only against other PVC and PE plastic pipe manufacturers, but also against ductile iron, steel, concrete and clay pipe producers. Although we believe we have lessened the commodity nature of our business through our brand name and proprietary pipe products, pricing pressure has effected our operating margins and will continue to in the future.

Manufacturing and Supply Sources

Our executive offices and operating headquarters are located in Eugene, Oregon. We have PVC pipe manufacturing facilities in Cameron Park, Visalia and Perris, California; Columbia, Missouri; Hastings, Nebraska; Eugene, Oregon; Conroe, Texas; West Jordan, Utah; Buckhannon, West Virginia; and Tacoma and Sunnyside, Washington. PVC electrical fittings are fabricated in Tacoma, Washington; and Cameron park and Perris, California. PE pipe is manufactured in Hastings, Nebraska and Tulsa, Oklahoma. A fittings manufacturing facility is located in Shawnee, Oklahoma.

The eleven PVC pipe manufacturing facilities have blending centers where PVC resin is mixed with additives to create an appropriate compound for each extrusion application. PE resin is delivered to the PE manufacturing facilities ready to use.

PVC and PE pipes are manufactured using the extrusion process. Compound is delivered to the extruder, heated to a plastic state and conveyed through dies and sizing equipment to form pipes of the appropriate diameter and wall thickness. The continuously formed product is cooled, cut to length, and if appropriate to the product, has a bell formed on one end. Following quality inspection, the packaged product is stored, generally in outside storage yards, although certain products are warehoused. Inventory is shipped from storage to customers by common carrier and by company owned trucks.

At each phase of the manufacturing process, we pay attention to quality and production of a consistent product. Our PVC and PE pipe products are produced in compliance with consensus standards, such as American Society for Testing Materials, American Water Works Association and Underwriter’s Laboratory. We have a quality assurance program, which has its own testing lab for both resin and finished goods.

We acquire our PVC and PE resin in bulk, mainly by rail car, from primarily two sources. During the nine months ended September 30, 2005 and the years ended December 31, 2004, 2003 and 2002, purchases of raw materials from two vendors totaled 89%, 87%, 85% and 79% of total material purchases, respectively. We strive to maintain strong relationships with our key raw material vendors to ensure the quality and availability of raw material. We believe our relationships with our key raw material vendors are good. However, the loss of a key supplier could have a significant impact on our business.

Business Seasonality

Due to general weather constraints in the geographic markets in which we operate, the demand for our products tends to be seasonal. As a result, we experience fluctuations in sales, accounts receivable and inventory levels during the year. Generally our sales are weaker during the winter months, when construction is slower, and improve during the second and third quarters, when construction is stronger.

Backlog

Our goal is to keep delivery lead times to a minimum in order to meet customer requirements, thus minimizing backlog. Our backlog in December, 2005 was approximately $33 million of PVC pipe and $8 million of PE pipe. The 2005 backlog reflects normal demand for our products at this time of year.

Employees

The table below summarizes the approximate number of our employees in December 2005:

	PVC	PE	Total
Administration	33	36	69
Sales and marketing	55	5	60
Manufacturing	781	173	954

Total	869	214	1,083

Except for our production and maintenance employees at the Buckhannon, West Virginia facility, none of our employees are represented by a labor union, and we have never experienced any work stoppages.

Property

Our executive offices and operating headquarters are located in leased office space in Eugene, Oregon. Our PVC pipe manufacturing and warehouse facilities are located in Cameron Park, Visalia and Perris, California; Columbia, Missouri; Hastings, Nebraska; Eugene, Oregon; Conroe, Texas; Buckhannon, West Virginia; West Jordan, Utah; and Tacoma and Sunnyside, Washington. We both own and lease portions of our facilities in Hastings, Nebraska and lease our manufacturing facilities in Eugene, Oregon and Conroe, Texas. We lease our operating headquarters in Eugene, Oregon and manufacturing plants in Perris and Visalia, California, West Jordan, Utah and Tacoma and Sunnyside, Washington pursuant to long-term lease agreements (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Notes to the Consolidated Financial Statements).

USPoly has manufacturing facilities in Hastings, Nebraska, and Shawnee and Tulsa, Oklahoma. The Tulsa, Hastings and Baker City facilities are leased pursuant to long-term lease agreements.

On December 31, 2003, we sold our idled manufacturing facility in Phoenix, Arizona for $2.3 million. Proceeds from the sale, as required under our loan agreement, were used to pay down long-term debt. In 2002, we sold our Hillsboro, Oregon manufacturing facility and certain equipment for $1.3 million. Proceeds from the sale were used to pay down long-term debt.

We believe that the production capacity of our facilities is sufficient to meet our current and future needs. The manufacturing facilities, as currently equipped, are operating at approximately 95% of capacity.

Legal Proceedings

We are, from time to time, subject to claims and suits arising in the ordinary course of its business. Such claims have, in the past, generally been covered by insurance. Management believes the resolution of other legal matters will not have a material effect on our financial condition or results of operations, although no assurance can be given with respect to the ultimate outcome of any such actions. Furthermore, there can be no assurance that PW Eagle’s insurance will be adequate to cover all liabilities that may arise out of claims brought against us.

MANAGEMENT

Our Directors and Executive Officers

The following table sets forth certain information about our directors and executive officers as of January 2, 2006.

Name	Age	Position
Jerry A. Dukes	58	Chief Executive Officer and President

Scott Long	43	Executive Vice President and Chief Financial Officer

N. Michael Stickel	63	Executive Vice President—Sales and Marketing

John R. Cobb	54	Executive Vice President—Operations

Keith H. Steinbruck	56	Vice President—Technical Director

Neil R. Chinn	55	Vice President—Human Resources

Harry W. Spell	82	Director, Co-Chairman of the Board

William H. Spell	48	Director, Co-Chairman of the Board

Bruce A. Richard	75	Director

Denver Kaufman	76	Director

Richard W. Perkins	75	Director

Jerry A. Dukes was elected CEO and President of PW Eagle in March 2005 and President of PW Eagle in October 2003. Previously Mr. Dukes had been President of Uponor ETI since 2001, and served as its vice president of manufacturing from 1992 through 2001. Mr. Dukes joined ETI in 1988 as Director of Manufacturing. Prior to ETI, Mr. Dukes was employed by Johns Manville Corp. in various manufacturing and general management positions in plastic pipe and other construction product businesses. He has a B.S. degree from Texas Tech University in Industrial Engineering and is registered as a Professional Engineer in the State of Texas.

Scott Long was elected Executive Vice President and Chief Financial Officer of PW Eagle in March of 2005 and CFO of PW Eagle in October 2003. Previously Mr. Long was Chairman of Uponor ETI since 2001. He served as president of Uponor ETI since 1998. Mr. Long joined ETI in 1991 as Corporate Controller. From 1994-1998, he held various financial, business development and general management positions within the Uponor organization in the United States and Europe. Prior to joining ETI, Mr. Long was a CPA in public practice. Mr. Long has a B.S. degree in Accounting and Business Administration from the University of Kansas and holds a Colorado CPA certificate (currently in inactive status).

N. Michael Stickel was elected our Executive Vice President—Sales and Marketing in February 2003. Previously, Mr. Stickel was Senior Vice President—Sales and Marketing from February 2001 through 2002. Before joining PW Eagle, Mr. Stickel was Vice President and General Manager for Simpson Paper Company. Mr. Stickel spent 8 years with PWPipe, as Vice President and General Manager of PWResin, a subsidiary of PWPipe, from 1990 through 1993, and as Vice President of Sales and Marketing for PWPipe from 1985 through 1990. Mr. Stickel also served as Vice President of Planning and Control for Longmile Rubber Company from 1981 to 1985 and General Manager of the chemicals division for Simpson Investment Company from 1976 through 1981. Mr. Stickel received a B.S. from Oregon State University and a M.B.A. from the University of Oregon.

John R. Cobb was elected our Executive Vice President—Operations in February 2003. Previously, Mr. Cobb was Senior Vice President—Operations in September 1999 through 2002. Mr. Cobb was Senior Vice President—Operations for PWPipe from 1987 through 1999. Mr. Cobb has also held the positions of production manager and plant manager with PWPipe. Mr. Cobb joined PWPipe in 1978 and has 27 years of experience in the manufacture of plastic pipe. He has received a B.S. degree from the University of Toronto and a M.B.A. from the University of Oregon. Mr. Cobb has also completed the Mahler Advanced Management Skills Program.

Keith H. Steinbruck was elected our Vice President—Technical Director in September 1999 and served through August 2002. Mr. Steinbruck returned to the company and continued to serve as our Vice President—Technical Director in November 2002. Previously, Mr. Steinbruck was Vice President—Technical Director for PWPipe from 1995 through 1999 and Technical Manager of PWPipe from 1982 through 1995. Mr. Steinbruck joined PWPipe in 1973 as a process improvement specialist and has 32 years of experience in the plastic pipe industry. Mr. Steinbruck received a B.A. degree in industrial technology from San Diego State University and completed the University of California at Berkeley’s Executive Program for Technical Managers.

Neil R. Chinn was elected our Vice President—Human Resources in September 1999. Previously, Mr. Chinn was Vice President—Human Resources for PWPipe from 1995 through 1999 and Employee Relations manager for PWPipe from 1986 through 1995. Mr. Chinn received a B.A. degree from the University of Leicester and M.S. and M.B.A. degrees from the University of Oregon. He has also completed graduate courses at the School of Law, University of Oregon and has attended classes with the American Compensation Association.

Harry W. Spell, age 82, has served as a director of PW Eagle since 1992, has been Chairman of the Board from January 1992 until January 2004, and serves as Co-Chairman since January 2004. He also served as Chief Executive Officer of PW Eagle from January 1992 to January 1997. In addition, Mr. H. Spell is the Chairman of Spell Capital Partners, LLC, a private equity firm that focuses on leveraged acquisitions of established businesses in the Upper Midwest. Mr. H. Spell has been involved in private equity investing since 1988. He was employed by Xcel Energy, a Fortune 500 company, until August 1988, where he served as Senior Vice President of Finance and Chief Financial Officer. Mr. H. Spell currently serves as a director of Appliance Recycling Centers of America, Inc., as well as several private organizations. Mr. H. Spell is the father of William H. Spell.

William H. Spell, age 48, has served as a director of PW Eagle since January 1992 and Chief Executive Officer from January 1997 to January 2004, and served as PW Eagle’s President from January 1992 to January 1997. Effective January 2, 2004, he resigned all operating positions and is currently Co-Chairman of the Board. In addition, Mr. W. Spell is the President of Spell Capital Partners, LLC, a private equity firm that focuses on leveraged acquisitions of established businesses in the Upper Midwest. Mr. W. Spell has been involved in private equity investing since 1988. From 1981 through 1988, Mr. W. Spell was Vice President and Director of Corporate Finance at a regional investment banking firm located in Minneapolis, Minnesota. Mr. W. Spell is the son of Harry W. Spell. Mr. W. Spell has a BS and an MBA degree from the University of Minnesota.

Bruce A. Richard, age 75, has been a director of PW Eagle since March 1992 and Vice Chairman since February 1996. In addition, Mr. Richard is affiliated with Spell Capital Partners, LLC, a private equity firm that focuses on leveraged acquisitions of established businesses in the Upper Midwest. Mr. Richard has been involved in private equity investing since 1988. He retired as President and Chief Operating Officer of Xcel Energy, a Fortune 500 company, in July of 1986. He is a former member of the Board of Regents of St. John’s University, and serves as a director of several private companies and is actively involved in other philanthropic organizations.

Denver Kaufman, age 76, has been a director of PW Eagle since April 2002. Since January 1998, Mr. Kaufman has been President of Partners for Assistance in Living, LLC, an organization providing housing for the elderly. From 1991 to 1997, he was President of Housing Alternatives Development Corporation, a nonprofit corporation engaged in providing housing for the frail and elderly, low and moderate income families and handicapped. From 1961 to 1990, he was in the private practice of law with the law firm of Popham, Haik, Schnobrich & Kaufman, Ltd. and was of counsel to such firm from 1990 to 1992.

Richard W. Perkins, age 75, has been a director of PW Eagle since January 1992. Mr. Perkins has been President of Perkins Capital Management, Inc., a registered investment adviser, since 1984 and has had over 45 years experience in the investment business. Prior to establishing Perkins Capital Management, Inc., Mr. Perkins was a Senior Vice President at Piper Jaffray Inc. where he was involved in corporate finance and venture capital activities, as well as rendering investment advice to domestic and international investment managers. Mr. Perkins is also affiliated with

Spell Capital Partners, LLC, a private equity firm that focuses on leveraged acquisitions of established businesses in the Upper Midwest. Mr. Perkins is a director of various public companies, including: Synovis Life Technologies, Inc., Lifecore Biomedical, Inc., CNS, Inc., Nortech Systems, Inc., Vital Images, Inc., Teledigital, Inc. and Two Way TV (US), Inc.

Corporate Governance

PW Eagle’s business affairs are conducted under the direction of the Board of Directors in accordance with the Minnesota Business Corporation Act and the Articles of Incorporation and Bylaws. Members of the Board of Directors are informed of the PW Eagle’s business through discussions with management, by reviewing materials provided to them and by participating in meetings of the Board of Directors and its committees. The corporate governance practices that PW Eagle follows are summarized below.

The Board currently consists of five directors as listed below:

Class I Directors whose terms of office will continue until the 2008 Annual Meeting of Shareholders:

Denver Kaufman (1)(2)(3)

Richard W. Perkins (1)(2)(3)

Class II Directors whose terms of office will continue until the 2007 Annual Meeting of Shareholders:

Bruce A. Richard (1)(2)(3)(4)

William H. Spell (4)

Class III Directors whose term of office will continue until the 2006 Annual Meeting of Shareholders:

Harry W. Spell (4)

(1)	Member of Compensation Committee

(2)	Member of Audit Committee

(3)	Member of Governance/Nominating Committee

(4)	Member of Executive Committee

Director Independence

The Board of Directors has determined that Messrs. Perkins, Richard and Kaufman, constituting a majority of the Board of Directors, are independent directors in accordance with Nasdaq rules since none of them are believed to have any relationships that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. William Spell is precluded from being considered independent because he served as Chief Executive Officer and President of PW Eagle within the past three years. Harry Spell is also precluded from being considered independent because William Spell is a family member who was an executive director during the past three years.

Code of Ethics and Code of Conduct

We have adopted the PW Eagle Code of Ethics for Financial Executives (the “Code of Ethics”) that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. We have also adopted a Code of Ethics and Business Conduct that applies to our officers, directors and employees (“Code of Conduct”). The Code of Ethics and Code of Conduct are available at no charge through our website at www.pweagleinc.com or to any stockholder who sends a written request for a paper copy to: Investor Relations Manager, PW Eagle, Inc., 1550 Valley River Drive, Eugene, Oregon 97401. If any substantive amendments are made to the Code of Ethics or Code of Conduct or any waiver granted, including any implicit waiver from a provision of the Code of Ethics or Code of Conduct to the principal executive officer, principal financial officer, principal accounting officer and controller that relates to any element of the Code of Ethics or Code of Conduct enumerated in Item 406(b) of Regulation S-K, we will disclose the nature of such amendments or waiver on our website or in a report on Form 8-K.

Shareholder Communications with Board

Shareholders may communicate directly with the Board of Directors. All communications should be in writing and directed to the Investor Relations Manager at our address below and should prominently indicate on the outside of the envelope that it is intended for the Board of Directors or for non-management directors. If no director is specified, the communication will be forwarded to the entire Board. Shareholder communications to the Board should be sent to:

PW Eagle, Inc.

ATTN: Corporate Investor Relations Manager

1550 Valley River Dr.

Eugene, OR 97401

Shareholders who wish to present a proposal at an annual meeting of shareholders must provide a written notice to our Corporate Investor Relations Manager at the address above. For each proposal, the notice must include a brief description of the matter to be brought before the meeting, the reasons to bring the matter before the meeting and the shareholder’s name, address, the number of shares such shareholder owns and any material interest the shareholder may have in the proposal. The Corporate Investor Relations Manager will forward the proposals and recommendations to the Board of Directors.

Director Attendance at Annual Meeting

Directors’ attendance at Annual Meetings can provide shareholders with an opportunity to communicate with directors about issues affecting PW Eagle. We do not have a specific policy on director attendance at annual meetings, but all directors are encouraged to attend the Annual Meetings of Shareholders. All directors attended the 2005 Annual Meeting of Shareholders.

Committees and Meetings of the Board of Directors

The Directors and Committee members often communicate informally to discuss the affairs of PW Eagle and, when appropriate, take formal Board and Committee action by unanimous written consent of all Directors or committee members, in accordance with Minnesota law, rather than hold formal meetings. During fiscal 2004, the Board of Directors held seven formal meetings. Each director attended 75% or more of the total number of meetings of the Board and of committee(s) of which he was a member. PW Eagle has four standing committees of the Board of Directors: the Audit Committee, the Compensation Committee, the Executive Committee and the Governance/Nominating Committee, which are further described below.

Audit Committee

PW Eagle has an Audit Committee whose members are Messrs. Richard (Chairman), Kaufman and Perkins, which met three times during fiscal 2004. This committee reviews, in consultation with the independent registered public accounting firm (the “Independent Accounting Firm”), PW Eagle’s financial statements, accounting and other policies, accounting systems and the adequacy of internal controls for compliance with corporate policies and directives. The Audit Committee is responsible for the engagement of PW Eagle’s Independent Accounting Firm and reviews other matters relating to the relationship of PW Eagle with its Independent Accounting Firm. Each member of PW Eagle’s Audit Committee has been determined, in the opinion of the Board of Directors, to be independent in accordance with SEC and Nasdaq rules.

Audit Committee Financial Expert

The Board of Directors has named Bruce Richard as the “audit committee financial expert” as defined by Item 401(h)(2) of Regulation S-K under the Securities Act of 1933. PW Eagle acknowledges that the designation of Mr. Richard as the audit committee financial expert does not impose on Mr. Richard any duties, obligations or liability that are greater than the duties, obligations and liability imposed on Mr. Richard as a member of the Audit Committee and the Board of Directors in the absence of such designation or identification.

Compensation Committee

PW Eagle has a Compensation Committee whose members are considered to be independent and consist of Messrs. Perkins (Chairman), Richard and Kaufman. The Compensation Committee is charged with determining the compensation to be paid to executive officers of PW Eagle, including stock options, and determines other compensation issues if requested by the Board of Directors. The Compensation Committee did not meet during fiscal 2004.

Executive Committee

The Company has an Executive Committee whose members consist of Messrs. Richard, W. Spell and H. Spell. The Executive Committee met once during fiscal 2004.

Governance/Nominating Committee

The Company has a Governance/Nominating Committee whose members are Messrs. Perkins, Richard (Chairman) and Kaufman. The Governance/Nominating Committee is charged with the governance of PW Eagle, and reviewing and recommending candidates for the Board of Directors. The Governance/Nominating Committee met once in 2004. Each member of PW Eagle’s Governance/Nominating Committee has been determined, in the opinion of the Board of Directors, to be independent in accordance with the SEC and Nasdaq rules.

Nominating Policy

Board Membership Criteria. The Governance/Nominating Committee will consider candidates for nomination as a director recommended by shareholders, directors, third party search firms engaged by PW Eagle and other sources. In evaluating director nominees, the Governance/Nominating Committee considers the following factors: the appropriate size and the diversity of PW Eagle’s Board of Directors; the needs of the Board with respect to the particular talents and experience of its directors; the knowledge, skills and experience of nominees, including experience in the industry in which PW Eagle operates, business, finance, management or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board; familiarity with domestic and international business matters; age and legal and regulatory requirements; experience with accounting rules and practices; appreciation of the relationship of PW Eagle’s business to the changing needs of society; and the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

The Governance/Nominating Committee will consider the attributes of the candidates and the needs of the Board and will review all candidates in the same manner, regardless of the source of the recommendation.

Minimum Qualification of Directors. The Governance/Nominating Committee believes that candidates for directors should have certain minimum qualifications, including being able to read and understand basic financial statements, having familiarity with PW Eagle’s business and industry, having high moral character and mature judgment, and being able to work collegially with others. The Governance/Nominating Committee may modify these minimum qualifications from time to time.

Shareholder Nomination of Director. A shareholder who wishes to recommend one or more directors must provide a written recommendation to the Secretary of PW Eagle at the address below. Notice of a recommendation must include:

•	with respect to the shareholder:

•	name, address, the class and number of shares such shareholder owns;

•	with respect to the nominee:

•	name, age, business address, residence address,

•	current principal occupation,

•	five year employment history with employer names and a description of the employer’s business,

•	the number of shares beneficially owned by the nominee,

•	whether such nominee can read and understand basic financial statements, and

•	Board membership, if any.

The recommendation must be accompanied by a written consent of the nominee to stand for election if nominated by the Governance/Nominating Committee and to serve if elected by the shareholders. The Company may require any nominee to furnish additional information that may be needed to determine the eligibility of the nominee.

PW Eagle, Inc.

ATTN: Secretary

1550 Valley River Drive

Eugene, OR 97401

Executive Compensation

The following table sets forth certain information regarding compensation paid during each of PW Eagle’s last three fiscal years to the Chief Executive Officer and to PW Eagle’s other four most highly compensated executive officers who received compensation in excess of $100,000 during fiscal 2004 (such individuals referred to as the “named executive officers”).

Summary Compensation Table

The following table sets forth all cash compensation paid or to be paid by PW Eagle, as well as certain other compensation paid or accrued, during the last three fiscal years to the Chief Executive Officer, the four highest paid executive officers, and one other officer of PW Eagle whose salary and bonus for fiscal 2004 exceeded $100,000:

		Annual Compensation					Long-Term Compensation Awards		Payouts	All Other Compensation ($)
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Other Annual Compensation ($)		Restricted Stock Awards ($)(1)	Options SARs (#)	LTIP Payouts
Jerry A. Dukes, CEO and President	2004 2003 2002	270,000 147,778 —	321,089 — —	(2)	— — —		— 209,100 —	— 61,500 —	— — —	17,723 26,933 —	(3)

Scott Long, CFO and Exec. VP	2004 2003 2002	222,000 145,643 —	260,386 — —	(4)	— — —		— 153,300 —	— 48,500 —	— — —	29,808 4,369 —	(5)

John R. Cobb, Exec. VP Operation	2004 2003 2002	235,000 211,279 196,841	129,955 — 56,205		— — —		— — —	— — —	— — —	1,272 6,000 12,378	(6)

N. Michael Stickel, Exec. VP Sales & Marketing	2004 2003 2002	226,026 212,139 200,043	130,044 — 31,149		— — —		— 33,600 —	— 4,000 —	— — —	2,544 6,924 16,458	(6)

George Heimel, General Water Works Sales Manager	2004 2003 2002	170,220 121,762 —	66,045 — —		— — —		— 57,600 —	— 24,000 —	— — —	3,717 3,653 —	(7)

William H. Spell, Former CEO and President	2004 2003 2002	273,312 212,160	500,000 — 88,984	(8)	176,489 48,508 —	(9)	— 60,600 —	— — —	— — —	— 32,558 17,458

Dobson West, Former CAO and Secretary	2004 2003 2002	— 166,862 159,120	175,000 — 49,178	(10)	166,953 7,200 7,200	(11)	— 20,200 —	— — —	— — —	— 5,641 4,619

(1)

Aggregate shares of restricted stock held by the named executive officers at December 31, 2004 and the value of such shares on that date (based on a closing stock price of $3.98 per share) are as follows: Mr. Dukes held 49,500 shares valued at $197,010; Mr. Long held 35,500 shares valued at $141,290; Mr. Cobb held 16,800 shares valued at $66,864; Mr. Stickel held 28,000 shares valued at $111,440; Mr. Heimel held 12,000 shares valued at $47,760; Mr. Spell held 24,000 shares valued at $95,520; and Mr. West held 11,500 shares valued at $45,770. Dividends, if declared by PW Eagle, will be paid on the shares.

(2)	Amount includes (i) $279,089 cash bonus and (ii) 10,370 shares of common stock valued at $42,000 based on the closing price of $4.05 on April 5, 2004.

(3)

Amount includes Company contribution for the benefit of Mr. Dukes to the 401(k) plan of $1,903, a contribution to the nonqualified pension plan of $1,558, payments of relocation costs and an insurance policy for the benefit of Mr. Dukes of $14,262.

(4)	Amount includes (i) $219,886 cash bonus and (ii) 10,000 shares of common stock valued at $40,500 based on a closing price of $4.05 on April 5, 2004.

(5)	Amount includes Company contribution for the benefit of Mr. Long to the 401(k) plan of $2,276, a contribution to the nonqualified pension plan of $491 and payments of relocation costs of $27,041.

(6)	Amount includes Company contributions for the benefit of the respective named officers to the 401(k) plan.

(7)	Amount includes Company contributions for the benefit of Mr. Heimel to the 401(k) plan of $2,278, and payment of an insurance policy of $1,439 for the benefit of Mr. Heimel.

(8)

Amount represents the value of an aggregate of 143,098 shares of common stock issued to Mr. Spell based on closing prices of $4.05 on April 5, 2004 (37,037 shares) and $3.30 on June 18, 2004 (106,061 shares), respectively.

(9)

Amount includes (i) forgiveness of $115,489 loan owed by Mr. Spell and (ii) 18,485 shares of common stock valued at $61,000 based on a closing price of $3.30 on June 18, 2004 per the termination of his employment contract.

(10)

Amount represents the value of an aggregate of 50,084 shares of common stock issued to Mr. West based on closing prices of $4.05 on April 5, 2004 (12,963) and $3.30 on June 18, 2004 (37,121), respectively.

(11)

Amount includes (i) forgiveness of $86,953 loan owed by Mr. West and (ii) 24,242 shares of common stock valued at $80,000 based on a closing price of $3.30 on June 18, 2004 per the termination of his employment contract.

Option/SAR Grants During 2004 Fiscal Year

No stock options were granted during fiscal 2004 to the named executive officers. We have not granted any stock appreciation rights.

Aggregated Option/SAR Exercises in 2004 Fiscal Year and Fiscal Year End Option Values

The following table sets forth information as to individual exercises of options, number of options and value of options at December 31, 2004 with respect to the named executive officers:

Name	Shares Acquired On Exercise	Value Realized	Number of Unexercised Securities Underlying Options/SARs at FY-End(#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at FY-End($)(1) Exercisable/ Unexercisable
Jerry A. Dukes	—	—	12,300/49,200	— / —
Scott Long	—	—	9,700/38,800	— / —
John R. Cobb	—	—	69,700 /1,800	36,415/1,604
N. Michael Stickel	—	—	52,600 /36,400	— / —
George Heimel	—	—	4,800/19,200	— / —

(1)	Based on the difference between the closing price of PW Eagle’s Common Stock as reported by Nasdaq at December 31, 2004 and the option exercise price.

Compensation Committee Report on Executive Compensation

Compensation Committee’s Responsibility. The Compensation Committee of the Board of Directors is currently composed of independent directors Messrs. Perkins, (Chairman of the Committee), Richard and Kaufman. Mr. Richard was Vice Chairman of the Board during 2004. The Committee is responsible for developing and making recommendations to the Board with respect to compensation of the executive officers of PW Eagle.

Compensation Philosophy. The Company has designed its compensation programs to reward performance and to attract, retain and motivate employees at all levels of the organization. Generally, base pay is set at competitive levels within the appropriate labor market. Additional opportunities exist for all employees to earn significant amounts of additional compensation based upon the performance of PW Eagle.

Executive compensation is comprised of base salaries, annual EBITDA performance bonuses described below if earned, and long-term incentive compensation in the form of restricted stock grants and stock option awards. The Company previously extended loans to executives so they may purchase Company stock, and executives participate in various benefits, in which all eligible employees of PW Eagle participate. No new loans have been issued since 2001. In addition, special cash bonuses or stock options related to non-recurring, extraordinary performance may be awarded from time to time.

Base Salary. Base salaries for executive officers are reviewed by the Committee or the Board on an annual basis. Each year the Committee or the Board assesses the executive employee’s level of responsibility, overall job performance and accomplishments, and experience, and then reviews comparable market data to determine appropriate salary increases. Recommendations for salary increases are made to the full Board for its approval.

Annual Incentives. The Company has an EBITDA (earnings before interest, taxes, depreciation, amortization, minority interest and equity in earnings of unconsolidated affiliate) Performance Bonus Plan (the “Performance Bonus Plan”). Under this plan, each executive’s position corresponds to a grade for which a year-end EBITDA goal and target bonus amount are established by the Board. Several positions may be assigned to the same grade within the Performance Bonus Plan. Target bonus amounts for the executive employees range from 25% to 47.5% of base salaries. Executives may earn a bonus of up to one and one-half times the amount of the target bonus, depending upon our actual performance relative to its EBITDA goal. In the event that the EBITDA goal is not reached, the bonus awarded is less than the target bonus and, depending upon performance, no bonus may be awarded.

Long-Term Incentives. The Company may grant executive employees long-term awards, including stock options pursuant to PW Eagle’s 1997 Stock Option Plan, and restricted stock awards. Prior to the change in the law, loans for the purchase of PW Eagle’s common stock were included in long-term awards. Each of our current executive employees has been granted stock options, shares of restricted stock, and some have also received loans for the purchase of Company stock prior to the enactment of the Sarbanes-Oxley Act. The Company believes that these types of long-term incentives serve to closely align the goals and motivation of management with those of other shareholders and to provide key personnel with a long-term capital accumulation opportunity.

Other Compensation Plans. The Company has adopted certain broad-based employee benefit plans in which all employees, including the named executives, are permitted to participate on the same terms and conditions relating to eligibility and generally subject to the same limitation on the amounts that may be contributed or the benefits payable under those plans. PW Eagle maintains a plan qualified under I.R.C. Section 401(k), and we made aggregate contributions to this plan of $0.4 million for fiscal 2004. Additionally, PW Eagle maintains a Top Hat Plan for executive employees and middle managers. Participating employees may defer additional amounts of salary and bonuses under this plan.

Chief Executive Officer Compensation. William H. Spell served as PW Eagle’s Chief Executive Officer until January 2, 2004. The Chief Executive Officer’s compensation is evaluated annually based on several factors, including PW Eagle’s achievement of targeted EBITDA goals. The Company’s President, Jerry Dukes, succeeded Mr. W. Spell in being charged with maximizing PW Eagle’s cash flow, as well as executing the corporate growth strategy, through both internal growth and growth by acquisition. In March 2005, Jerry Dukes was named Chief Executive Officer and President of PW Eagle.

The Board of Directors believes PW Eagle’s executive compensation policies and programs serve the interests of PW Eagle and its shareholders.

Members of the Compensation Committee:

Richard W. Perkins (Chair)

Bruce A. Richard

Denver Kaufman

Stock Performance Chart

The following chart compares the cumulative total shareholder return on PW Eagle’s Common Stock with the S&P SmallCap 600 Index and an index of peer companies selected by PW Eagle (the “Peer Group Index”). The comparison assumes $100 was invested on December 31, 1999 in PW Eagle’s Common Stock and in each of the foregoing indices and assumes reinvestment of dividends.

Company Name/Index	BasePeriod Dec 99	Dec 00	Dec 01	Dec 02	Dec 03	Dec 04
PW Eagle	$100	$185	$97	$106	$104	$94
S&P SmallCap 600 Index	100	111	117	99	137	166
Peer Group	100	137	97	56	82	118

The Peer Group Index includes the following companies: Lamson and Sessions Co. and Royal Group Tech Ltd.

Employment Agreements

Jerry A. Dukes was elected Chief Executive Officer and President of PW Eagle in March 2005, and President of PW Eagle in October 2003. Mr. Dukes receives an annual base salary of not less than $270,000. Along with his base salary, he can receive an annual bonus under the Performance Bonus Plan, which varies annually, depending upon the amount of the target bonus. Mr. Dukes could receive up to 71.25% of his base salary if PW Eagle meets certain operating profit levels. If Mr. Dukes’ employment is terminated for any reason other than for cause, his base salary would continue for a period of not less than 9 months.

Scott Long was elected Executive Vice President and Chief Financial Officer of PW Eagle in March of 2005, and CFO of PW Eagle in October 2003. Mr. Long receives an annual base salary of not less than $222,000. Along with his base salary, he can receive an annual bonus under the Performance Bonus Plan, which varies annually, depending upon the amount of the target bonus. Mr. Long could receive up to 60% of his base salary if PW Eagle meets certain operating profit levels. If Mr. Long’s employment is terminated for any reason other than for cause, his base salary would continue for a period of not less than 9 months.

The Company has an employment agreement with John R. Cobb, Executive Vice President of PW Eagle, for a term ending December 31, 2004 which was automatically renewed for a one-year term ending December 31, 2005. Under such contract, Mr. Cobb will receive an annual base salary of not less than $170,000. Along with his base salary, he can receive an annual bonus under the Performance Bonus Plan which varies annually, depending upon the amount of the target bonus. Currently, Mr. Cobb could receive up to 37.5% of his base salary if PW Eagle meets certain operating profit levels. Such employment agreement has a confidentiality provision, a one-year non-competition clause and provides for a severance payment equal to Mr. Cobb’s base salary for the balance of the initial term of the Agreement (but not less than 12 months) in the event of his termination other than for cause.

The Company has an employment agreement with N. Michael Stickel, Executive Vice President of PW Eagle, for a term ending December 31, 2004, which was automatically renewed for a one-year term ending December 31, 2005. Under such contract, Mr. Stickel will receive an annual base salary of not less than $210,000. Along with his base salary, he can receive an annual bonus under the Performance Bonus Plan which varies annually, depending upon the amount of the target bonus. Currently, Mr. Stickel could receive up to 37.5% of his base salary if PW Eagle meets certain operating profit levels. Such employment agreement has a confidentiality provision, a one-year noncompetition clause and provides for a severance payment equal to Mr. Stickel’s base salary for the balance of the initial term of the Agreement (but not less than 12 months) in the event of his termination other than for cause.

The Company had an employment agreement with William H. Spell, who was the Chief Executive Officer of the Company. On January 2, 2004, Mr. Spell resigned as Chief Executive Officer and his employment agreement terminated upon his resignation. In exchange for Mr. Spell’s agreement to an early termination of his employment agreement, the Company granted a stock bonus of 18,845 shares of Common Stock and forgave his loan in the amount of $115,489.

The Company had an employment agreement with Dobson West, who was the Chief Administrative Officer of the Company. On January 2, 2004, Mr. West resigned as Chief Administrative Officer and his employment agreement terminated upon his resignation. In exchange for Mr. West’s agreement to an early termination of his employment agreement, the Company granted a stock bonus of 24,242 shares of Common Stock and forgave his loan in the amount of $86,953.

Compensation of Directors

In 2004, Mr. Richard, Vice Chairman of the Board, was compensated at the rate of $3,167 per month for his services in such capacities. Mr. Richard received director fees in the total amount of $38,000 for fiscal 2004. Messrs. R. Perkins and D. Kaufman were compensated at the rate of $1,947 per month for their roles as directors. Compensation to directors consisted of payments to Mr. Perkins and Mr. Kaufman in the amount of $23,364 each.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth as of January 2, 2006, and as adjusted to reflect the sale of the shares offered hereby, certain information regarding beneficial ownership of our Common Stock by:

•	Each selling shareholder;

•	Each person known to us to be the beneficial owner of more than 5% of our Common Stock;

•	Each named executive officer;

•	Each of our directors; and

•	All of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, each person named or included in the group has sole voting and investment power with respect to the shares of Common Stock set forth opposite the shareholder’s name. Shares not outstanding but deemed beneficially owned by virtue of the individual’s right to acquire them as of January 2, 2006, or within 60 days of such date, are treated as outstanding when determining the percent of the class owned by such individual and when determining the percent owned by the group.

To our knowledge, none of the selling shareholders has had within the past three years any material relationship with us except as set forth in the footnotes to the following table. The shares offered hereby shall be deemed to include shares offered by any pledgee, donee, transferee or other successor in interest of any of the selling shareholders listed below, provided that this prospectus is amended or supplemented if required by applicable law.

Name of Officer, Director, and 5% Owner	Amount and Nature of Beneficial Ownership Shares	Beneficial Ownership After Offering % Owned (1)
William H. Spell 222 S. Ninth Street Minneapolis, MN 55402	981,904(2)(3)(4)	8.6%

Harry W. Spell 222 S. Ninth Street Minneapolis, MN 55402	551,203(3)(4)(5)	4.9%

Richard W. Perkins 730 East Lake Street Wayzata, MN 55391	272,942(4)(6)	2.4%

Dobson West 222 S. Ninth Street Minneapolis, MN 55402	269,066(7)	2.4%

Bruce A. Richard 2458 Farrington Circle Roseville, MN 55113	292,582(4)(8)	2.6%

N. Michael Stickel 1550 Valley River Drive Eugene, OR 97401	115,284(9)	1.0%

John R. Cobb 1550 Valley River Drive Eugene, OR 97401	139,418(10)	1.0%

Jerry Dukes 1550 Valley River Drive Eugene, OR 97401	94,470(11)	*

Name of Officer, Director, and 5% Owner	Amount and Nature of Beneficial Ownership Shares	Beneficial Ownership After Offering % Owned (2)
Scott Long 1550 Valley River Drive Eugene, OR 97401	71,900(12)	*

Denver Kaufman 2960 Tonkaha Drive Wayzata, MN 55391	23,000(13)	*

George Heimel 1550 Valley River Drive Eugene, OR 97401	21,600(14)	*

All current Directors and Officers as a Group (13) persons)	2,948,851(15)	24.9%

*	Less than 1%

(1)

Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them as of January 2, 2006 or within sixty days of such date are treated as outstanding only when determining the percent owned by such individual and when determining the percent owned by the group.

(2)

Includes 165,938 shares that may be purchased by Mr. W. Spell upon exercise of currently exercisable options, 21,429 shares held by Mr. W. Spell’s wife, and 9,510 shares held in trusts for minor children.

(3)	Includes 111,000 shares held by the Spell Family Foundation; Messrs. H. Spell and W. Spell share voting and dispositive power over such shares.

(4)

Messrs. W. Spell, H. Spell, R. Perkins and B. Richard have individually acquired securities of PW Eagle from PW Eagle and in open market transactions. Each of them individually anticipates that he will acquire additional securities of PW Eagle in the future.

(5)	Includes 11,175 shares that may be purchased by Mr. H. Spell upon exercise of currently exercisable options and 3,571 shares held by Mr. H. Spell’s wife.

(6)

Includes 3,500 shares that may be purchased by Mr. Perkins upon exercise of currently exercisable options, 6,429 shares held by a Profit Sharing Trust for Mr. Perkins’ benefit, 5,000 shares held by the Perkins Foundation, and 84,500 shares held by clients of Perkins Capital Management, Inc., as to which Mr. Perkins has sole investment power.

(7)	Includes 90,455 shares that may be purchased by Mr. West upon exercise of currently exercisable options.

(8)	Includes 105,700 shares that may be purchased by Mr. Richard upon exercise of currently exercisable options.

(9)	Includes 77,400 shares that may be purchased by Mr. Stickel upon exercise of currently exercisable options.

(10)	Includes 78,500 shares that may be purchased by Mr. Cobb upon exercise of currently exercisable options.

(11)	Includes 34,600 shares that may be purchased by Mr. Dukes upon exercise of currently exercisable options.

(12)	Includes 26,400 that may be purchased by Mr. Long upon exercise of currently exercisable options.

(13)	Includes 19,000 shares that may be purchased by Mr. Kaufman upon exercise of currently exercisable options and 4,000 shares held by Mr. Kaufman’s wife.

(14)	Includes 9,600 shares that may be purchased by Mr. Heimel upon exercise of currently exercisable options.

(15)	Includes 660,643 shares that may be purchased by directors and officers upon exercise of currently exercisable options.

Name of Selling Shareholders	Beneficial Ownership Prior to Offering			Number of Shares Offered Hereby(1)(2)	Beneficial Ownership After Offering
	Shares	Warrant Shares(1)(2)	Total Shares(1)(2)		Total Shares (3)	% Owned(3)(4)
Ichak Adizes	18,667	16,667	35,334	23,334	12,000	*
Alydar Fund LP(5)	20,122	986	21,108	4,928	16,180	*
Alydar QP Fund LP(5)	144,438	7,067	151,505	35,336	116,169	1.0%
Alydar Fund Ltd(5)	295,231	14,447	309,678	72,236	237,442	2.1%
Alysheba Fund LP(5)	12,150	428	12,578	2,138	10,440	*
Alysheba QP Fund LP(5)	165,296	5,818	171,114	29,088	142,026	1.2%

	Beneficial Ownership Prior to Offering			Number of Shares Offered Hereby(1)(2)	Beneficial Ownership After Offering
Name of Selling Shareholders	Shares	Warrant Shares(1)(2)	Total Shares(1)(2)		Total Shares(3)	% Owned(3)(4)
Alysheba Fund Ltd(5)	172,554	6,255	178,809	31,275	147,534	1.3%
Ardsley Partners Fund II, L.P.(6)	55,000	13,750	68,750	68,750	0	*
Ardsley Partners Institutional Fund L.P.(6)	32,500	8,125	40,625	40,625	0	*
Ardsley Offshore Fund, Ltd.(6)	72,500	18,125	90,625	90,625	0	*
Burguete Investment Partner LP(7)	258,800	10,000	268,800	50,000	218,800	1.9%
Capital Ventures International(8)	40,000	10,000	50,000	50,000	0	*
Caxton International Limited(9)	240,000	60,000	300,000	300,000	0	*
Craig-Hallum Capital Group, LLC(10)	0	50,000	50,000	50,000	0	*
Lagunitas Partners LP(11)	48,000	12,000	60,000	60,000	0	*
Gruber & McBaine International(11)	16,000	4,000	20,000	20,000	0	*
J. Patterson McBaine(11)	8,000	2,000	10,000	10,000	0	*
Jon D. and Linda W. Gruber Trust(12)	8,000	2,000	10,000	10,000	0	*
Millenium Partners, L.P.(13)	212,081	27,500	239,581	137,500	102,081	*
Northwood Capital Partners, LP(14)	40,000	10,000	50,000	50,000	0	*
Potomac Capital Partners, LP(15)	38,800	7,525	46,325	37,625	8,700	*
Potomac Capital International Ltd(15)	25,000	4,900	29,900	24,500	5,400	*
Pleiades Investment Partners-R, LP(15)	26,200	5,075	31,275	25,375	5,900	*
Shepherd Investments International Ltd.(16)	80,000	20,000	100,000	100,000	0	*

*	Less than 1.0%.

(1)	Includes an aggregate of 304,667 shares that may be purchased from time to time by certain selling shareholders upon exercise of warrants, which shares are being offered hereby.

(2)

The share amounts set forth herein assume that the selling shareholders will exercise the warrants for cash. If the selling shareholders use the cashless exercise alternative, the actual number of shares of Common Stock issued will be fewer, depending on the market value of the underlying shares of Common Stock immediately prior to exercise.

(3)	Assumes the sale of all the shares being offered hereby.

(4)

The percentage of shares beneficially owned by each selling shareholder is based on 11,496,418 shares of Common Stock outstanding, including 11,191,751 shares outstanding as of January 2, 2006 and 304,667 shares to be outstanding if all of the warrants and options listed hereinabove are exercised.

(5)

Alydar Capital, LLC, as general partner, has voting and dispositive power over the shares held by Alydar Fund L.P., Alydar QP Fund LP and Alysheba QP Fund LP. Alydar Partners, LLC, as investment manager, has voting and dispositive power over the shares held by Alydar Fund LP, Alydar QP Fund LP, Alydar Fund Limited, Alysheba QP Fund LP, Alysheba Fund LP and Alysheba Fund Limited. The person exercising these powers on behalf of the general partner and investment advisor is John Murphy, as Managing Member, who disclaims beneficial ownership in the shares.

(6)

Steven Napoli, as general partner of Ardsley Partners I, the general partner of Ardsley Partners Fund II, L.P, Ardsley Partners Institutional Fund L.P. and Ardsley Offshore Fund, Ltd., has sole investment and voting power over the shares.

(7)

Includes 18,800 shares held by James J. Tiampo Money Purchase Plan and Trust (Keogh). James J. Tiampo, President of Verbier Management Corp., the general partner of Burguete Investment Partner LP, has sole investment and voting power over the shares.

(8)

Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any beneficial ownership of the shares.

(9)

Caxton Associates, L.L.C. (“Caxton Associates”) is the trading advisor to Caxton International Limited and as such, has voting and dispositive power with respect to the investments of Caxton International Limited. Mr. Bruce S. Kovner is the Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the manager and majority owner of Caxton Associates. As a result of the foregoing, Mr. Kovner may be deemed to have voting and dispositive power with respect to the shares of the Company’s common stock owned by Caxton International Limited.

(10)	The Company’s managing partners, Patty Bartholomew, John Flood, Brad Baker, Robert Evans and Richard Rinkoff have shared investment and voting power over the securities.

(11)

Gruber McBaine Capital Management (“GMCM”) is the general partner for Lagunitas Partners, L.P. and the Investment Advisor of Gruber McBaine International. GMCM managers, Jon D. Gruber and J Patterson McBaine, control the voting and investment activities of the securities held under management. The GMCM managers have investment authority to dispose of such shares for the foregoing selling shareholders managed by GMCM.

(12)	Jon D. Gruber, as trustee, has sole investment and voting power over the shares.

(13)

Includes 102,081 shares held by Millenco, L.P., as affiliate. Millenium Management, L.L.C., a Delaware limited liability company, is the managing partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners, L.P. Israel A. Englander is the managing member of Millennium Management, L.L.C. As a result Mr. Englander may be deemed to be the beneficial owner of any shares beneficially owned by Millennium Management, L.L.C. The foregoing should not be construed in and of itself as an admission by either of Millennium Management, L.L.C. or Mr. Englander as to beneficial ownership of the shares of the Company’s common stock owned by Millennium Partners, L.P.

(14)	NCP Advisors LLC has sole investment and voting power over the shares. Robert A. Berlacher is the managing member of NCP Advisors LLC.

(15)

Paul J. Soltt, as managing member of Potomac Capital Management LLC, the general partner of Potomac Capital Partners, LP, Potomac Capital International Ltd and Pleiades Investment Partners-R, LP, has sole investment and voting power over the shares.

(16)	Michael A. Roth and Brian J. Stark have shared investment and voting power over the shares held by Shepherd Investments International, Ltd., but disclaim beneficial ownership of the shares.

RELATED PARTY TRANSACTIONS

Certain Relationships and Related Transactions

Management Agreements and Fees. Commencing in January 2004, PW Eagle, Inc. pays a monthly management fee of $52,000 to Spell Capital Partners, LLC (“SCP”) for strategic planning services and assistance with financing and general business advice to PW Eagle, Inc. Two members of PW Eagle’s Board of Directors, William H. Spell and Harry W. Spell, are members of SCP.

Starting May 2004, USPoly Company (“USPoly”), a PW Eagle subsidiary, paid an annual management fee of $125,000 to SCP for strategic planning services and assistance with financing and general business advice to USPoly. In October 2004, the fee increased to $150,000 per year. Costs incurred under these arrangements of $0.7 million, $0.2 million and $0.2 million in 2004, 2003 and 2002, respectively, are included in General and Administrative expenses in the statement of operations.

Commencing in October 2003, USPoly, a PW Eagle subsidiary, provided management services to W.L. Plastics Corporation (“WL Plastics”) for an annual fee of $100,000. In 2004, USPoly transferred the management agreement to SCP. Currently, SCP provides management services to WL Plastics for the same annual fee of $100,000. USPoly owns approximately 23% of WL Plastics.

Office Sharing. During 2003 and 2002, PW Eagle had an office sharing arrangement with SCP pursuant to which PW Eagle paid $17,750 and $17,250 per month, respectively, for space and administrative support. In connection with the restructuring activities, the officers resigned and this arrangement was replaced with an agreement under which PW Eagle pays SCP a monthly management fee of $52,000 as described above.

USPoly Expenses. During 2004 and 2003, PW Eagle paid certain operating expenses for USPoly. Transactions with USPoly included the rental of certain operating facilities and expenses related to certain services provided to and delivered by PW Eagle. At December 31, 2004 and December 31, 2003 the inter-company balance was approximately $0.1 million and $1.4 million, respectively. All inter-company transactions are eliminated in the consolidated financial statements.

In October 2004, USPoly paid SCP a transaction fee of $0.5 million relating to services provided by SCP in connection with USPoly’s acquisition of Uponor Aldyl Company, Inc. (the “UAC Acquisition”), which is included in transaction costs.

Loans to Purchase Stock. In fiscal 1999 and 2001, PW Eagle sold stock to its directors and executive officers and accepted full recourse promissory notes in payment of all or a portion of the consideration for such stock. The Company believes that each member of its management team should have a significant stake in PW Eagle’s financial performance. By having a meaningful amount of equity at risk, management’s interests are closely aligned with those of our shareholders. These notes bear interest at the rate PW Eagle is paying to the senior secured lender on its revolving credit facility, currently 4.9% per annum. Loans in excess of $60,000 had been made to the following persons:

Name and Title	Highest Amount Outstanding During Fiscal 2004	Amount Outstanding as of December 31, 2004
William H. Spell, Co-Chairman of the Board	$115,489	$—
Harry W. Spell, Co-Chairman of the Board	92,301	—
Bruce A. Richard, Vice Chairman of the Board	92,301	—
John R. Cobb, Executive Vice President—Operations	86,953	—	(1)
Dobson West, Secretary	86,953	—
N. Michael Stickel, Executive Vice President—Sales & Marketing	78,094	78,094	(2)
Richard W. Perkins, Director	46,375	—

(1)

Outstanding balance of the loan, including accrued interest, in the amount of $90,079 was satisfied in full by the tender of 12,500 shares of Mr. Cobb’s fully-vested restricted stock and 10,082 shares received in exchange for the promissory note which had been pledged as collateral for the loan.

(2)

Outstanding balance of the loan, including accrued interest in the amount of $1,714, was satisfied in full by the tender of 12,129 shares of Mr. Stickel’s fully-vested restricted stock and 2,871 shares received in exchange for the promissory note which had been pledged as collateral for the loan.

DESCRIPTION OF CAPITAL STOCK

PW Eagle’s authorized capital stock consists of 30,000,000 shares of Common Stock, $0.01 par value per share and 14,490,000 undesignated shares, $0.01 par value per share. As of January 2, 2006, there were 11,191,751 shares of common stock outstanding, held of record by 1,290 shareholders, options to purchase 1,132,596 shares of common stock, and warrants to purchase 666,667 shares of common stock.

Common Stock

The holders of Common Stock: (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the PW Eagle board of directors; (ii) are entitled to share ratably in all of PW Eagle’s assets available for distribution to holders of the Common Stock upon liquidation, dissolution or winding up of the affairs of the company; and (iii) are entitled to one vote per share on all matters which shareholders may vote on at all meetings of shareholders. All shares of Common Stock now outstanding are fully paid and nonassessable.

The holders of the Common Stock do not have cumulative voting rights. Subject to the rights of any future series of preferred stock, the holders of more than 50 percent of such outstanding shares voting for the election of PW Eagle directors can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of PW Eagle’s directors.

Undesignated Stock

Under governing Minnesota law and PW Eagle’s Articles of Incorporation, no action by PW Eagle shareholders is necessary, and only action of the board of directors is required, to authorize the issuance of up to 20,000,000 shares of undesignated stock. The board of directors is empowered to establish, and to designate the name of, each class or series of the undesignated shares and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). Accordingly, the board of directors, without shareholder approval, may issue preferred stock having rights, preferences, privileges or restrictions, including voting rights, that may be greater than the rights of holders of common stock.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of the company without further action by the shareholders. The Board has authority to issue up to 20,000,000 shares of undesignated stock but has no present plans to issue any shares of preferred stock.

Class B Common

On May 8, 1997, the PW Eagle Board of Directors authorized the issuance of 3,500,000 shares of Class B Common Stock, $0.01 par value, from PW Eagle’s available undesignated shares. As of January 2, 2006, there were no shares of PW Eagle’s Class B Common Stock were outstanding. The Class B Common Stock is identical in all respects to PW Eagle’s Common Stock except that holders of Class B Common Stock are not entitled to vote. Each share of Class B Common Stock is convertible at the option of the holder into one share of Common Stock.

Warrants

The warrants for the purchase of 304,667 shares of PW Eagle common stock registered hereby are exercisable for a period of five years from the date of issuance at a price of $27.00 per share. Under the terms of the warrants, the number of shares issuable upon exercise may be increased if we issue common stock in the future at a price less than the exercise price of the warrants subject to certain exceptions.

Minnesota Business Corporations Act

Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility and to enhance the likelihood of continuity and stability in the composition of PW Eagle’s board of directors and in the policies formulated by the Board and to discourage an unsolicited takeover of the company, if the Board determines that such a takeover is not in the best interests of the company and PW Eagle’s shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire the company which could deprive PW Eagle shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Section 302A.671 of the Minnesota Statutes applies, with certain exceptions, to any acquisition of PW Eagle voting stock (from a person other than the company, and other than in connection with certain mergers and exchanges to which the company is a party) resulting in the beneficial ownership of 20 percent or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by a majority vote of PW Eagle shareholders prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the company within 30 days after the acquiring person has failed to give a timely information statement to the company or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.

Section 302A.673 of the Minnesota Statutes generally prohibits any business combination by the company, or any of PW Eagle’s subsidiaries, with any shareholder which purchases 10 percent or more of PW Eagle’s voting shares (an “interested shareholder”) within four years following such interested shareholder’s share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the PW Eagle board of directors serving before the interested shareholder’s share acquisition date.

Certain Limited Liability and Indemnification Provisions

PW Eagle’s Articles of Incorporation, as amended, limit the personal liability of its directors. Specifically, PW Eagle’s directors will not be personally liable to the company or PW Eagle shareholders for monetary damages for any breach of their fiduciary duty as directors, except to the extent that the elimination or limitation of liability is in contravention of the MBCA, as amended. This provision will generally not limit liability under state or federal securities law.

Section 302A.521 of the MBCA provides that a Minnesota business corporation shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.

Section 5.1 of PW Eagle’s Bylaws provides that each director, officer and employee of the company shall be indemnified by the company in accordance with, and to the fullest extent permissible by, applicable law. We maintain an insurance policy covering director and officer liability.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the company pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

The Transfer Agent and Registrar with respect to PW Eagle’s common stock is Wells Fargo Bank Shareholder Services.

Listing

Our Common Stock is listed on the Nasdaq National Market under the symbol “PWEI.”

PLAN OF DISTRIBUTION

We are registering for resale by the selling shareholders and certain transferees a total of 1,323,334 shares of Common Stock, of which 1,018,667 shares are issued and outstanding and up to 304,667 shares are issuable upon exercise of warrants. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock, although we may receive up to $8,226,009 upon the exercise of all of the warrants by the selling shareholders. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock. If the shares of Common Stock are sold through broker-dealers or agents, the selling shareholder will be responsible for any compensation to such broker-dealers or agents.

The selling shareholders may pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus.

The selling shareholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders will sell their shares of Common Stock subject to the following:

•

all of a portion of the shares of Common Stock beneficially owned by the selling shareholders or their perspective pledgees, donees, transferees or successors in interest, may be sold on the OTC Bulletin Board Market, any national securities exchange or quotation service on which the shares of our Common Stock may be listed or quoted at the time of sale, in the over-the counter market, in privately negotiated transactions, through the writing of options, whether such options are listed on an options exchange or otherwise, short sales or in a combination of such transactions;

•	each sale may be made at market price prevailing at the time of such sale, at negotiated prices, at fixed prices or at carrying prices determined at the time of sale;

•

some or all of the shares of Common Stock may be sold through one or more broker-dealers or agents and may involve crosses, block transactions or hedging transactions. The selling shareholders may enter into hedging transactions with broker-dealers or agents, which may in turn engage in short sales of the Common Stock in the course of hedging in positions they assume. The selling shareholders may also sell shares of Common Stock short and deliver shares of Common Stock to close out short positions or loan or pledge shares of Common Stock to broker-dealers or agents that in turn may sell such shares; and

•

in connection with such sales through one or more broker-dealers or agents, such broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and may receive commissions from the purchasers of the shares of Common Stock for whom they act as broker-dealer or agent or to whom they sell as principal (which discounts, concessions or commissions as to particular broker-dealers or agents may be in excess of those customary in the types of transaction involved). Any broker-dealer or agent participating in any such sale may be deemed to be an “underwriter” within the meaning of the Securities Act and will be required to deliver a copy of this prospectus to any person who purchases any share of Common Stock from or through such broker-dealer or agent. We have been advised that, as of the date hereof, none of the selling shareholders have made any arrangements with any broker-dealer or agent for the sale of their shares of common stock.

The selling shareholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profits realized by the selling shareholders and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. To our knowledge, the only selling shareholder that is a registered broker-dealer is Craig-Hallum Capital Group, LLC. Craig-Hallum Capital Group, LLC is an underwriter within the meaning of the Securities Act of 1933. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12, and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. Additionally, four of the selling shareholders, Capital Ventures International, Caxton International Limited, Millennium Partners, L.P. and Shepherd Investments International, Limited are affiliates of broker-dealers. Each of these selling shareholders have informed us that they purchased the Securities in the ordinary course of business and at the time of the purchase of the Securities had no agreements or understandings, directly or indirectly, with any person, to distribute the securities.

In addition, any shares of Common Stock covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

If required at the time a particular offering of the shares of Common Stock is made, a prospectus supplement or, if appropriate, a post-effective amendment to the shelf registration statement of which this prospectus is a part, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-deals or agents, any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. In the event any successor(s) to the selling shareholders named herein wish to sell shares of the Common Stock under this prospectus, we will file a prospectus supplement identifying such successors as selling shareholders.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares or Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling shareholder will sell any or all of the shares of Common Stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will bear all expenses of the registration of the shares of Common Stock including, without limitation, Securities and Exchange Commission filing fess and expenses of compliance with the state securities of “blue sky” laws. The selling shareholders will pay all underwriting discounts and selling commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling shareholders, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the Common Stock and Warrant Purchase Agreement. We will be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholders for use in this prospectus, in accordance with the related registration rights agreement or will be entitled to contribution. Once sold under this shelf registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the Shares being offered hereby is being passed upon for us by Fredrikson & Byron, P.A. We have received certain advice from our legal counsel in connection with the matters described herein. Such legal advice is solely for our benefit and not for any shareholder or prospective investor. Purchasers of the shares offered hereby are not entitled to rely on any such advice and should not consider any such counsel to represent them or their interests. Prospective investors should consult with their own legal and other counsel.

EXPERTS

The financial statements of PW Eagle, Inc. as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in this prospectus, have been so included in reliance upon the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING

AND FINANCIAL DISCLOSURE

On May 26, 2005, PW Eagle dismissed PricewaterhouseCoopers LLP as its independent registered public accounting firm. The decision to dismiss PricewaterhouseCoopers LLP was unanimously approved by the Audit Committee of our Board of Directors.

The reports of PricewaterhouseCoopers LLP on our financial statements for the past two years ended December 31, 2004 and 2003 contained no adverse opinion or a disclaimer of opinion and were not modified as to uncertainty, audit scope or accounting principle.

During the two most recent fiscal years and through May 26, 2005, there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused PricewaterhouseCoopers LLP to make reference thereto in their reports on our financial statements for such years.

During the two most recent fiscal years and through May 26, 2005, there have been no reportable events (as defined in Item 304 (a) (1) (v) of Regulation S-K.

PricewaterhouseCoopers LLP has furnished a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of that letter dated June 2, 2005 is filed as Exhibit 16.1 to Form 8-K filed on June 2, 2005.

We have appointed Grant Thornton LLP as our new independent registered public accounting firm as of May 26, 2005. During the two most recent fiscal years and through May 26, 2005, we have not consulted with Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us or oral advice was provided that Grant Thornton LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304 (a)(1)(v) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock the selling shareholders are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We will be required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.

You can read the registration statement and our filings with the Securities and Exchange Commission, over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any document that we file with the Securities and Exchange Commission at its public reference room at 100 F Street, N.E., Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room.

We maintain a corporate web site at www.pweagleinc.com. You may access our annual report on Form 10-K and quarterly reports on Form 10-Q and amendments to those reports filed with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, as amended, with the SEC free of charge at our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web site is provided for informational purposes only and does not constitute incorporation by reference of the information contained at our web site.

CONSOLIDATED FINANCIAL STATEMENTS

PW Eagle Inc.

Consolidated Financial Statements

Contents

For the years ended December 31, 2004, 2003 and 2002:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of PW Eagle, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity and comprehensive income and of cash flows present fairly, in all material respects, the consolidated financial position of PW Eagle, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/S/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP Minneapolis, Minnesota

March 25, 2005

PW EAGLE, INC.

CONSOLIDATED STATEMENT OF OPERATIONS (in thousands, except for per share amounts)

	Years ended December 31,
	2004	2003	2002
Net sales	$474,954	$331,787	$251,275
Cost of goods sold	404,818	295,038	205,796

Gross profit	70,136	36,749	45,479

Operating expenses:
Freight expense	30,950	20,895	15,638
Selling expense	14,778	11,954	8,921
General and administrative expense	11,114	12,182	9,232
Restructuring and related costs	1,608	1,276	—
Other (income) expense, net	408	(470)	(257)

	58,858	45,837	33,534

Operating income (loss)	11,278	(9,088)	11,945

Interest expense	20,668	11,828	11,001
Income (loss) from continuing operations before income taxes, minority interest and equity in undistributed earnings of unconsolidated affiliate	(9,390)	(20,916)	944
Income tax (benefit) expense	(3,059)	(8,004)	373
Minority interest in loss of USPoly Company	173	—	—
Equity in undistributed earnings of unconsolidated affiliate, net of tax	618	—	—

Income (loss) from continuing operations	$(5,540)	$(12,912)	$571
Income from discontinued operations, net of income tax	—	194	—

Net income (loss)	$(5,540)	$(12,718)	$571

Income (loss) from continuing operations per share:
Basic	$(0.78)	$(1.89)	$0.09
Diluted	$(0.78)	$(1.89)	$0.06
Income from discontinued operations per share:
Basic	$—	$0.03	$—
Diluted	$—	$0.03	$—
Net Income (loss) per share:
Basic	$(0.78)	$(1.86)	$0.09
Diluted	$(0.78)	$(1.86)	$0.06
Weighted average number of common shares outstanding:
Basic	7,096	6,852	6,717
Diluted	7,096	6,852	9,376

The accompanying notes are an integral part of the consolidated financial statements.

PW EAGLE, INC.

CONSOLIDATED BALANCE SHEET (in thousands, except for share data)

	At December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$986	$431
Accounts receivable, net	48,660	26,566
Inventories	63,680	45,545
Deferred income taxes	1,833	1,944
Other current assets	1,306	3,896

Total current assets	116,465	78,382
Property and equipment, net	63,370	62,146
Goodwill	3,651	3,651
Deferred tax asset	12,526	9,739
Intangible assets	4,975	3,150
Other assets	9,789	8,110

Total assets	$210,776	$165,178

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings under revolving credit facilities	$82,017	$34,631
Current maturities of long-term debt and capital leases	1,692	3,967
Accounts payable	31,514	25,214
Book overdraft	1,877	6,168
Accrued liabilities	16,845	12,012

Total current liabilities	133,945	81,992
Long-term debt, less current maturities	7,255	14,861
Capital lease obligations, less current maturities	19,670	13,016
Senior subordinated debt	27,788	31,950
Other long-term liabilities	9,505	8,124

Total liabilities	198,163	149,943

Commitments and contingencies (Notes 6 and 8)
Stockholders’ equity:
Series A preferred stock, 7% cumulative dividend; convertible; $2 per share liquidation preference; no par value; authorized 2,000,000 shares; none issued and outstanding	—	—
Undesignated stock, par value $0.01 per share; authorized 14,490,000 shares; none issued and outstanding	—	—
Stock warrants	6,956	6,936
Common stock, par value $0.01 per share; authorized 30,000,000 shares; issued and outstanding 7,517,009 and 7,258,850 shares, respectively	75	73
Class B common stock, par value $0.01 per share; authorized 3,500,000 shares; none issued and outstanding	—	—
Additional paid-in capital	33,271	31,281
Unearned compensation	(544)	(1,104)
Notes receivable from officers on common stock purchases	(78)	(350)
Accumulated other comprehensive income	445	371
Accumulated deficit	(27,512)	(21,972)

Total stockholders’ equity	12,613	15,235

Total liabilities and stockholders’ equity	$210,776	$165,178

The accompanying notes are an integral part of the consolidated financial statements.

PW EAGLE, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(in thousands)

Years ended December 31, 2004, 2003 and 2002	Stock Warrants	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Unearned Compensation	Notes Receivable from Officers and Employees on Common Stock Purchases	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
Balance at December 31, 2001	$5,887	6,887	$69	$29,757	$(434)	$(1,039)	$(156)	$(9,825)	$24,259
Comprehensive income (loss):
Net Income	—		—	—	—	—	—	571	571
Change in fair value of financial instrument designated as a hedge of interest rate exposure, net of taxes	—		—	—	—	—	238	—	238
Unrealized gain on securities from non-qualified deferred compensation plans	—		—	—	—	—	(8)	—	(8)

Other comprehensive income									230

Comprehensive income									801
Stock warrants issued	409		—	—	—	—	—	—	409
Common stock issued:
Options exercised	—	21	—	33	—	—	—	—	33
Company sponsored programs	—	95	1	748	(749)	—	—	—	—
Non-qualified stock options tax benefit	—		—	45	—	—	—	—	45
Payments received on notes receivable	—		—	(95)	—	204	—	—	109
Stock compensation expense	—		—	—	263	—	—	—	263

Balance at December 31, 2002	6,296	7,003	70	30,488	(920)	(835)	74	(9,254)	25,919
Comprehensive loss:
Net loss	—		—	—	—	—	—	(12,718)	(12,718)
Change in fair value of financial instrument designated as a hedge of interest rate exposure, net of taxes	—		—	—	—	—	(21)	—	(21)
Unrealized gain on securities from non-qualified deferred compensation plans	—		—	—	—	—	318	—	318

Other comprehensive income									297

Comprehensive loss									(12,421)
Stock warrants issued (Note 9)	640		—	—	—	—	—	—	640
Common stock issued:
Options exercised	—	115	1	236	—	—	—	—	237
Company sponsored programs	—	141	2	536	(538)	—	—	—	—
Non-qualified stock options tax benefit	—		—	21	—	—	—	—	21
Stock compensation expense	—		—	—	354	—	—	—	354
Other	—		—	—	—	485	—	—	485

Balance at December 31, 2003	$6,936	7,259	$73	$31,281	$(1,104)	$(350)	$371	$(21,972)	$15,235
Comprehensive loss:
Net loss	—		—	—	—	—	—	(5,540)	(5,540)
Change in fair value of financial instrument designated as a hedge of interest rate exposure, net of taxes	—		—	—	—	—	(37)	—	(37)
Unrealized gain on securities from non-qualified deferred compensation plans	—		—	—	—	—	111	—	111

Other comprehensive income									74

Comprehensive loss									(5,466)
Stock warrants issued (Note 9)	82		—	—	—	—	—	—	82
Exercised	(62)	15	—	62	—	—	—	—	—
Common stock issued:
Options exercised	—	110	1	165	—	—	—	—	166
Company sponsored programs	—	133	1	900	310	—	—	—	1,211
Non-qualified stock options tax benefit	—		—	8	—	—	—	—	8
Payments received on notes	—		—	—	—	95	—	—	95
Stock compensation expense	—		—	—	250	—	—	—	250
Other	—		—	855	—	177	—	—	1,032

Balance at December 31, 2004	$6,956	7,517	$75	$33,271	$(544)	$(78)	$445	$(27,512)	$12,613

The accompanying notes are an integral part of the consolidated financial statements.

PW EAGLE, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands)

	Years ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net income (loss)	$(5,540)	$(12,718)	$571
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
(Gain) loss on disposal of fixed assets	483	(128)	(252)
Equity in earnings of unconsolidated affiliate, pretax	(1,002)	—	—
Depreciation and amortization	11,497	12,167	8,958
Royalty accretion	772	592	—
Warrant fair value adjustment	984	—	—
Amortization of debt issue costs, discounts and premiums	7,248	2,029	1,968
Receivable provisions	2,733	82	523
Inventory writedown to estimated market value	—	685	50
Deferred income taxes	(3,195)	(8,024)	472
Issuance of subordinated debt for interest payment	1,094	875	685
Loan forgiveness	—	485	—
Non-cash minority interest	(173)	—	—
Non-cash compensation	1,669	671	255
Change in assets and liabilities, net of acquisitions
Accounts receivable	(19,005)	991	(6,807)
Income taxes receivable / payable	—	—	4,156
Inventories	(10,849)	4,642	(5,577)
Other current assets	2,879	(781)	(425)
Accounts payable	683	2,293	(6,801)
Accrued liabilities	1,017	(501)	1,054
Other, primarily royalty payments	(1,143)	(1,711)	1,225

Net cash (used in) provided by operating activities	(9,848)	1,649	55

Cash flows from investing activities:
Purchases of property and equipment	(1,986)	(2,233)	(843)
Purchase of Uponor Aldyl Company	(13,907)	—	—
Purchase of Extrusion Technologies, Inc.	—	(19,081)	—
Purchase of additional equity interest in unconsolidated affiliate	(1,550)	—	—
Proceeds from sale of Mid-States Plastics	—	4,400	—
Proceeds from property and equipment disposals	2,210	136	1,378
Payments on notes receivable	95	—	112

Net cash (used in) provided by (used in) investing activities	(15,138)	(16,778)	647

Cash flows from financing activities:
Change in cash overdraft	(4,291)	(4,142)	10,310
Borrowings under revolving credit facility	596,834	373,971	251,584
Payments under revolving credit facility	(549,448)	(354,376)	(261,695)
Proceeds from sale-leaseback transactions	3,555	—	13,352
Payments on capital lease obligation	(222)	(86)	(345)
Proceeds from long-term debt	35,875	6,100	—
Repayment of long-term debt	(55,093)	(5,355)	(13,035)
Payment of debt issuance costs/financing costs	(3,807)	(1,126)	(1,193)
Issuance of common stock upon exercise of stock options	166	237	33
Cash received for USPoly stock	2,002	—	—
Common stock repurchases	(30)	—	—

Net cash provided by (used in) financing activities	25,541	15,223	(989)

Net change in cash and cash equivalents	555	94	(287)
Cash and cash equivalents, beginning of year	431	337	624

Cash and cash equivalents, end of year	$986	$431	$337

The accompanying notes are an integral part of the consolidated financial statements.

PW EAGLE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

The Company

PW Eagle, Inc., a Minnesota corporation, (the Company or PW Eagle) manufactures and distributes polyvinyl chloride (PVC) pipe and fittings used for potable water and sewage transmission, turf and agricultural irrigation, water wells, fiber optic lines, electronic and telephone lines, and commercial and industrial plumbing. The Company distributes its products throughout the United States, including Hawaii and Alaska, and a minimal amount of shipments to selected foreign countries. The Company’s majority-owned subsidiary, USPoly Company, (USPoly) manufactures and distributes polyethylene (PE) pipe and tubing products and accessories.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its majority owned subsidiary. All intercompany transactions and amounts have been eliminated in consolidation.

Cash Equivalents—The Company considers all highly liquid temporary investments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts—Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts necessary to maintain the allowance at a level estimated to be sufficient to absorb future losses due to accounts that are potentially uncollectible. The allowance is based on our historical experience, prior years’ write-offs, aging of past due accounts, financial condition of the customer and the general economic conditions of our market place. Actual results could differ from these estimates resulting in an increase to the allowance for doubtful accounts and bad debt expense.

Inventories—Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method and includes materials, labor and manufacturing overhead. The Company’s principal raw material, used in production is resin, which is subject to significant market price fluctuations.

Property and Equipment—Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are computed on the straight-line method over estimated useful asset lives (shorter of asset life or lease term for leasehold improvements). Useful lives range from 10 to 30 years for buildings and improvements and 3 to 8 years for equipment and fixtures. Maintenance and repairs are charged to operations as incurred. Major renewals and betterments are capitalized. Fully depreciated assets are retained in property and accumulated depreciation accounts until removed from service. Upon disposal, assets and related accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to operations. The carrying value of property and equipment is evaluated for impairment based on historical and projected undiscounted cash flows whenever events or circumstances indicate that the carrying value may not be recoverable.

Deferred Financing Costs—Deferred financing costs are amortized over the term of the related indebtedness, unless extinguished or modified, using the effective interest method.

Assets Held for Sale—Assets held for sale are stated at the lower of cost or net realizable value and are classified as other non-current assets in the balance sheet. In conjunction with the development of the West Jordan, Utah, manufacturing facility, the Company was required to purchase and develop land for an entire industrial park. This land is currently held for sale.

Goodwill—Goodwill has been recorded for the excess of the purchase price over the fair value of net assets acquired in business combinations under the purchase method of accounting. Goodwill is not subject to periodic amortization, and is tested for impairment on an annual basis. If an event or circumstances change that would indicate the carrying amount may be impaired, goodwill will be tested for impairment on an interim basis. Impairment testing for goodwill is performed at the reporting unit level. Currently, the Company has determined it has two reporting units, PVC and PE. An impairment loss would generally be recognized when the carrying amount of the reporting units net assets exceeds the estimated fair value of the reporting unit.

The estimated fair value of the reporting unit is determined using discounted cash flow analysis. The Company completed its annual goodwill impairment test in the third quarter of 2004, with no changes in the carrying value of goodwill.

Intangible Assets—Intangible assets are being amortized against income using the straight-line method over their estimated useful lives, ranging from four to twelve years. The straight-line method of amortization reflects an appropriate allocation of the costs of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the Company in each reporting period. The Company periodically reviews intangible assets for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be fully recoverable. Recoverability is assessed by comparing anticipated undiscounted future cash flows from operations to net book value.

Fair Value of Financial Instruments—Management estimates that the carrying value of its short and long-term debt approximates fair value. The estimated fair value amounts have been determined through the use of discounted cash flow analysis using interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities. All other financial instruments, including accounts receivable, accounts payable and accrued liabilities, approximate fair value because of the short-term nature of these instruments. The Company recognizes all derivative financial instruments at fair value as either assets or liabilities.

Revenue Recognition—Revenue is recognized when product has been shipped, risk of loss has passed to the purchaser and we have fulfilled all of our obligations. We provide for as a reduction of revenue sales discounts, customer rebates and allowances in the period the related revenue is recognized, based on historical experience and the terms and conditions of sales incentive agreements. Customer rebates are accrued in accordance with EITF No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer” and recorded as a reduction to sales.

Product Warranty—The Company’s products are generally under warranty against defects in material and workmanship for a period of one year. The Company has established a warranty accrual for its estimated future warranty costs using historical information on the frequency and average cost of warranty claims.

Income Taxes—Deferred income tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using currently enacted tax rates in effect for the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Earnings Per Share—Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding and dilutive shares relating to stock options, warrants and restricted stock.

Comprehensive Income (Loss)—Components of comprehensive income (loss) for the Company include net income, changes in fair market value of the financial instrument designated as a hedge of interest rate exposure and changes in the fair market value of securities in the non-qualified deferred compensation plan. These amounts are presented in the Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Issuance of Subsidiary Stock—Adjustments to our investment in subsidiary related to a change in our ownership interest resulting from the issuance of stock by USPoly are recorded as an increase to additional paid in capital with a corresponding increase to the investment in USPoly.

Stock-Based Compensation—The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at

Had the Company used the fair value-based method of accounting to measure compensation expense for its stock-based compensation plans and charged compensation expense against income over the vesting periods, net income (loss) and the related basic and diluted per common share amounts would have been reduced to the following pro forma amounts (in thousands, except for per share amounts):

	2004	2003	2002
Net income (loss) applicable to common stock, as reported	$(5,540)	$(12,718)	$571
Add: Stock-based employee compensation expense included in reported net (loss) income, net of tax	250	218	263
Less: Stock-based employee compensation expense under fair value-based method, net of tax	(665)	(557)	(604)

Pro forma net income (loss) applicable to common stock	$(5,955)	$(13,057)	$230

Basic earnings (loss) per common share
As reported	$(0.78)	$(1.86)	$0.09
Pro forma	(0.84)	(1.91)	0.03
Diluted earnings (loss) per common share
As reported	$(0.78)	$(1.86)	$0.06
Pro forma	(0.84)	(1.91)	0.02

No stock options were granted by the Company in 2004. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2003 and 2002:

Dividend yield	—
Expected volatility	64%
Expected life of option	84months
Risk free interest rate	5.15%

The Company has not yet determined the impact of SFAS 123 (R), issued December 16, 2004. The Company will begin using the fair value method for the third quarter in the year ending December 31, 2005.

Reclassifications—Certain reclassifications have been made to the prior year financial statements to conform to the 2004 presentation. Such reclassifications had no effect on net income (loss) or stockholders’ equity as previously reported.

Recently Issued Accounting Standards

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151, “Inventory Costs. An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”), which is effective for fiscal years beginning after June 15, 2005. SFAS 151 amends the guidance in ARB No. 43 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, SFAS 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We believe the adoption of SFAS 151 will not have any material effect on our financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS 123R”), which replaces SFAS 123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123R requires that the cost of all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair values. That cost will be recognized as an expense over the vesting period of the award. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. In addition, we will be required to determine fair value in accordance with SFAS 123R. SFAS 123R is effective for reporting periods beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged, and requires the application of a transition methodology for stock options that have not vested as of the date of adoption. We are currently evaluating the impact of SFAS 123R on our financial statements.

2. ACQUISITIONS & DIVESTITURES

US Poly Investment in W.L. Plastics Corporation

On October 1, 2003, USPoly, together with an affiliate of William Blair Mezzanine Capital Partners and members of W.L. Plastics’ management team acquired the business of W.L. Plastics, LLC, for approximately $17.6 million. PW Eagle acquired an equity interest in W.L. Plastics Corporation (W.L. Plastics) of approximately 5.4% in exchange for $0.3 million in professional services rendered. PW Eagle contributed its equity interest to USPoly. W.L. Plastics focuses primarily on extruding large diameter PE Pipe with the bulk of its products currently in the 8-inch to 24-inch diameter sizes. At the time of the initial investment USPoly did not control W.L. Plastics, nor did they have the ability to exhibit significant influence over the management of W.L. Plastics. As such, USPoly initially accounted for this investment on the cost method. On January 16, 2004, USPoly invested an additional $1.6 million in W.L. Plastics to increase its ownership percentage to 23%. Following the increase in ownership to 23%, USPoly accounted for the investment on the equity method of accounting, and had recorded $0.6 million, net of tax of $0.4 million, of equity in earnings of unconsolidated affiliate during 2004. Effective December 1, 2004, USPoly determined, in accordance with FIN 35, “Criteria for Applying the Equity Method of Accounting for Investments in Common Stock”, that their investment in W.L. Plastics should be accounted for using the cost method of accounting as a result of the acquisition of UAC described further below, relinquishing their Board position and other changes. USPoly’s investment in W.L. Plastics at December 31, 2004 totaled $2.9 million and is included as a component of other assets on the accompanying consolidated balance sheet.

Acquisition of ETI and Sale of Mid-States Plastics

On March 14, 2003, PW Eagle, Inc. acquired all of the outstanding stock of Uponor ETI Company (the ETI Acquisition), a subsidiary of Uponor Corporation, a Finnish company. In connection with the ETI Acquisition, Uponor ETI Company was merged with and into Extrusion Technologies, Inc. (ETI) a wholly owned subsidiary of PW Eagle formed specifically to acquire Uponor ETI Company.

The final purchase price for Uponor ETI Company of $27.3 million was comprised of cash payments of $22 million, a licensing agreement valued at $7.8 million and $0.6 million of transaction fees, net of a final working capital adjustment of $3.1 million. Under a licensing agreement with Uponor Innovation AB, ETI will pay a minimum of $8 million and a maximum of $12 million in royalties based on the sales of the Ultra products over the next eight years. Payments are made quarterly based on actual sales. The licensing agreement was recorded at its net present value of $7.8 million, including an unsecured promissory note of $0.2 million that was issued to Uponor North America. The note bears an interest rate of 7% and requires quarterly payments of $10,000 commencing on March 31, 2003 and ending on December 31, 2010. Under the terms of the promissory note, all payments on this note reduce amounts due under the licensing agreement.

The ETI Acquisition has been accounted for as a purchase business combination. The final purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows (in millions):

Current assets	$21.5
Assets held for sale	4.1
Property, plant and equipment	14.0
Intangible assets	4.0
Other	0.3
Current liabilities	(15.3)
Noncurrent liabilities	(1.3)

$27.3

Acquired intangible assets consist of customer relationships, manufacturing technology, patents and trademarks. Assets held for sale relate to the net assets of MSP, including goodwill of $1.1 million.

The acquisition was financed with an equity contribution from PW Eagle to ETI of $7.0 million from PW Eagle’s revolving line of credit, a $5.0 million Term Note under ETI’s new Senior Credit Facility and a $10.0 million draw under ETI’s Revolving Credit Facility. ETI was operated as a stand-alone, wholly owned subsidiary of PW Eagle, responsible for its own debts and obligations without any guaranties or cross defaults, until it was merged into PW Eagle in October 2004.

The following unaudited pro forma condensed consolidated statements of operations have been derived by the application of pro forma adjustments to PW Eagle and Uponor ETI Company’s historical financial statements and are based on the estimates and assumptions set forth below.

For the year ended December 31, 2002, ETI had net sales of $89.0 million. Approximately 9% of the net sales of ETI were from sales of its wholly-owned subsidiary, Mid-States Plastics (MSP), and the balance was from PVC pipe products. On September 30, 2003, the Company sold MSP for a purchase price of $4.4 million. The Company incurred $0.3 million of transaction costs in connection with the sale, including $0.1 million of severance. No gain or loss was recorded on the sale. The results of operations of MSP from the date of acquisition through the date of sale (March 14, 2003 through September 30, 2003) are shown as discontinued operations in the Consolidated Statement of Operations.

The unaudited pro forma combined results of operations as if the ETI Acquisition and the sale of MSP occurred on the first day of each year presented are as follows (in thousands except per share amounts):

	Year ended December 31,
	2003	2002
Net sales	$352,477	$340,765
Income (loss) from continuing operations	(12,658)	(299)
Income (loss) from continuing operations per share:
Basic	(1.82)	(0.04)
Diluted	(1.82)	(0.04)

The unaudited pro forma results include amortization of the acquired intangibles described above, depreciation of acquired property, plant and equipment and interest expense on debt assumed to finance the ETI Acquisition. The unaudited pro forma results also include the impact of a $1.59 million fair value inventory adjustment recorded in connection with the purchase accounting. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed on January 1, of each year, nor are they necessarily indicative of future consolidated results.

Acquisition of Uponor Aldyl Company

On September 27, 2004, USPoly acquired the business of Uponor Aldyl Company, Inc. (UAC) from Uponor Corporation, a Finnish company (the UAC Acquisition). UAC is a leading extruder of PE piping systems for natural gas with annual sales of $41 million in 2003. The business has facilities in Tulsa and Shawnee, Oklahoma. UAC’s business operations were combined with those of USPoly and the combined organization, re-named USPoly Company (USPoly) on September 27, 2004, is operated from UAC’s former headquarters in Shawnee, Oklahoma.

The final purchase price for UAC was $18.6 million (including direct transaction costs of $1.0 million), composed of $13.9 million of cash, $2.1 million in the form of a note to Uponor Corporation, and $2.6 million which was subsequently paid to Uponor Corporation on March 11, 2004. In addition, USPoly incurred $0.6 million of deferred financing costs not included in the purchase price allocation below. Concurrent with this transaction, USPoly entered into a capital lease agreement for the Tulsa, Oklahoma manufacturing facility for $1.5 million.

The UAC Acquisition has been accounted for as a purchase business combination. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows (in millions):

Current assets	$13.4
Property, plant and equipment	9.0
Intangible assets	2.5
Current liabilities	(6.3)

$18.6

Acquired intangible assets consist of technology and patents.

Proforma information has not been included due to the immaterial value of the UAC Acquisition in relation to the consolidated results of operations of PW Eagle.

The acquisition was financed with a draw under USPoly’s new Senior Credit Facility, additional Subordinated debt and seller financing. (See Note 5). USPoly continues to be a separate legal entity from PW Eagle with each entity responsible for its own debts and obligations without any guarantees or cross default provisions.

Sale of Facilities

On April 1, 2004 the Company sold two manufacturing facilities in Baker City, Oregon and Hastings, Nebraska for an aggregate loss of $0.4 million. Net proceeds of $1.9 million were used to pay down the Company’s Revolving Credit Facility. Prior to the sale of these facilities, PW Eagle was leasing these facilities to USPoly. After the sale of these facilities, USPoly entered into a capital lease with an independent third party for these same facilities (See Note 5).

The Company sold its idle Phoenix, Arizona facility on December 31, 2003 for $2.3 million, resulting in a gain of $0.4 million. Proceeds were received January 2, 2004 and were applied to reduce the term loan balance of the Company’s Senior Credit Facility.

3. OTHER FINANCIAL STATEMENT DATA

The following provides additional information concerning selected balance sheet accounts (in thousands):

	2004	2003
Accounts receivable
Trade receivables	$55,889	$31,419
Sales discounts and allowances	(7,229)	(4,853)

	$48,660	$26,566

Inventories
Raw materials	$13,910	$8,421
Finished goods	49,770	37,124

	$63,680	$45,545

At December 31, 2003, a writedown of $0.7 was recorded to reduce inventories to estimated market value. No such provision was required at December 31, 2004.

Property and equipment
Land	$8,434	$5,268
Buildings and leasehold improvements	19,185	24,381
Machinery and equipment	114,177	100,593
Furniture and fixtures	3,766	3,686
Equipment components	4,869	4,615
Construction-in-progress	321	1,004

	150,752	139,547
Accumulated depreciation/amortization	(87,382)	(77,401)

	$63,370	$62,146

Included in land, buildings and leasehold improvements above are land and buildings currently held under a capital lease with a cost of $23.0 million and accumulated amortization of $4.4 million.

Other assets
Deferred financing costs, net of accumulated amortization of $8,724 and $5,093, respectively	$4,208	$3,934
Assets held for sale	1,447	1,447
Investment in affiliate	2,852	300
Other	1,282	2,429

	$9,789	$8,110

Accrued liabilities
Accrued payroll and benefits	$7,354	$5,914
Accrued interest	412	1,459
Accrued royalty	2,141	1,474
Self insurance accruals	1,229	1,436
Restructuring	70	1,178
Other	5,639	551

	$16,845	$12,012

The components of accumulated other comprehensive income (loss) are as follows:

	2004	2003	2002
Change in fair value of financial instrument designated as a hedge of interest rate exposure, net of taxes	$(58)	$(21)	$—
Unrealized gain (loss) on securities from non-qualified deferred compensation plans	503	392	74

Total accumulated other comprehensive income (loss)	$445	$371	$74

The following provide supplemental disclosures of cash flow activity (in thousands):

	2004	2003	2002
Interest paid	$13,977	$7,237	$9,248
Income taxes (received) paid	21	68	(4,983)
Significant non-cash operating, investing and financing activities:
Deferred financing costs related to the sale-leaseback transaction (included in other current assets and capital lease obligation)	—	—	637
Issuance of warrants	1,724	640	409
Transfer of revolver debt to term debt	—	—	2,849
Cancellation of restricted stock	(397)	(485)	(123)
Receivable related to the sale of the Phoenix facility	—	(2,321)	—
Issuance of restricted stock	—	538	871
USPoly capital lease transaction	1,500	—	—
Issuance of a note to Uponor Corporation	$2,125	$—	$—

4. GOODWILL AND INTANGIBLE ASSETS

The Company completed its most recent annual test for impairment of goodwill and intangible assets in the third quarter of fiscal 2004, with no change in the carrying value of goodwill recorded. As of December 31, 2004, there have been no events or circumstances that would indicate an impairment of the Company’s goodwill and intangible assets exists.

As described in Note 2, the Company acquired intangible assets in the UAC and ETI Acquisitions consisting of customer relationships, manufacturing technology, patents and trademarks. Intangible assets have an initial weighted average life of eight years. The following table sets forth information relating to the amortization of these intangible assets (in thousands):

	2004	2003
Intangible Assets
Customer relationships	$1,331	$1,331
Patents and trademarks	550	526
Manufacturing technologies	4,424	1,964

	6,305	3,821
Accumulated amortization	(1,330)	(671)

	$4,975	$3,150

Annual amortization expense	$659	$671
Estimated annual amortization expense
2005	$955
2006	955
2007	566
2008	381
2009	359
Thereafter	1,759

	$4,975

5. FINANCING ARRANGEMENTS

Current and long-term obligations at December 31, 2004 and 2003 consisted of the following (in thousands):

	December 31, 2004	December 31, 2003
Borrowings under revolving credit facilities
PW Eagle	$76,323	$34,306
USPoly	5,694	325

Total borrowings under revolving credit facilities	$82,017	$34,631

Long-term debt, net of discounts
PWPipe Senior Term Note A	$—	$13,875
ETI Senior Term Note	—	3,550
Other installment notes payable	—	231
PW Eagle Subordinated Notes	23,116	31,950
PW Eagle Capital Lease Obligation	16,492	13,125
USPoly Seller Note	2,125	—
USPoly Senior Term Notes	6,622	1,063
USPoly Senior Subordinated Note	4,672	—
USPoly Capital Lease Obligations	3,378	—

Total current and long-term obligations	56,405	63,794
Less current maturities and amounts reclassified based on refinancing	(1,692)	(3,967)

Total long-term obligations	$54,713	$59,827

PW Eagle and USPoly each have separate financing arrangements with each entity responsible for its own obligations without any guarantees or cross-defaults. These arrangements are described separately below.

PW Eagle

On October 25, 2004, PW Eagle completed a refinancing of its debt. In connection with the refinancing, PW Eagle entered into a new $100 million Revolving Credit Facility with Bank of America (formerly Fleet Capital Corporation), the CIT Group/Business Credit, Inc. and Wells Fargo Business Credit, Inc. (the “Agreement”). PW Eagle’s borrowing capacity under the Agreement is limited to the sum of a Current Asset Collateral Component (CACC) based on percentages of accounts receivable and inventories and a Fixed Asset Collateral Component (FACC) of $22 million. The FACC is reduced by $0.8 million quarterly beginning March 31, 2005. Borrowings under the FACC bear interest at LIBOR plus 2.75% and borrowings under the CACC bear interest at LIBOR plus 2.5%. PW Eagle is required to pay a fee equal to 0.5% of the unused portion of the Revolving Credit Facility. At December 31, 2004, the LIBOR rate was 2.4%.

Under the Agreement, PW Eagle is required to comply with certain restrictive financial covenants including minimum interest coverage, minimum EBITDA (earnings before interest, taxes, depreciation and amortization), maximum capital expenditures, as well as other customary covenants, representations, warranties and funding conditions. Borrowings under the Agreement are collateralized by substantially all of PW Eagle’s assets. The Agreement expires on October 25, 2009.

In connection with the refinancing, PW Eagle issued $16 million of Senior Subordinated Notes and $8 million of Junior Subordinated Notes together with detachable warrants to purchase 366,651 shares of PW Eagle common stock (the “Subordinated Notes”). The Subordinated Notes are due on October 25, 2010, and are collateralized by substantially all assets of PW Eagle, subordinated to the security interest granted under the Revolving Credit Facility. The Senior Subordinated Notes bear interest at 19%, of which 13% is payable in cash monthly and 6% is deferred until October 31, 2009. The Junior Subordinated Notes bear interest at 22.5%, of which 13% is payable in cash monthly and 9.5% is deferred until October 31, 2009.

A debt discount of $1.2 million was recorded upon the issuance of the Subordinated Notes based on the collective estimated fair value of the Subordinated Notes and warrants on the date issued. The discount is being amortized as a yield adjustment over the term of the Subordinated Notes using the effective interest method. The warrants contain provisions granting the warrant holder rights to require the Company to repurchase the warrants at the earlier of repayment or maturity of the Subordinated Notes or an event of default under the Subordinated Notes. In accordance with EITF 00-19, the warrants have been recorded as a liability on the Company’s balance sheet for $1.5 million at December 31, 2004. During 2004, the Company’s value for the warrants increased due to an increase in the Company’s stock price. Accordingly, the warrant liability was increased to fair value, resulting in a $0.2 million non-cash charge to interest expense.

In connection with the refinancing, PW Eagle incurred financing costs of $2.2 million, which have been capitalized and are being amortized over the life of the related debt as a component of interest expense.

In connection with the refinancing, PW Eagle repaid all amounts outstanding under the PWPipe and ETI Revolving Credit Facilities, the PWPipe and ETI Senior Term Notes and the PWPipe Senior Subordinated Notes (at the completion of this refinancing, ETI was legally merged into PW Eagle). At the date these obligations were repaid, PW Eagle had unamortized deferred financing costs related to the extinguished debt of $2.0 million and unamortized debt discount of $2.9 million on the PWPipe Senior Subordinated Notes. The terms of the PWPipe Senior Subordinated Notes also required a prepayment penalty of $0.4 million. A charge of $5.3 million related to these items was recorded in the fourth quarter of 2004 as a component of interest expense. Amortization of the deferred financing costs during 2004, prior to refinancing, was $1.4 million.

On March 26, 2004, PW Eagle entered into a sale-leaseback transaction on two manufacturing facilities in Sunnyside, Washington and Visalia, California. As a result of the sale-leaseback transaction, a financing lease obligation of $3.6 million, net of the debt discount of $0.1 million, was recorded based on the estimated fair value of the financing lease obligation. No gain or loss was recognized on the transaction. The financing lease obligation requires an annual lease payment of $0.4 million, including interest at a rate of 9.7%. The financing lease has an initial term of twenty years, upon which the lease will automatically renew for ten years. The financing lease will continue to automatically renew every ten years until the financing lease is terminated. The financing lease includes certain financial covenants and requires the Company maintain an irrevocable letter of credit equal to $0.4 million, which can be drawn in the event of a default under the lease.

In connection with this transaction, warrants were issued to the lender to purchase 15,000 shares of common stock in PW Eagle, Inc. for $0.01 a share at any time through March 26, 2009. The lender exercised these warrants during the second quarter of 2004. A debt discount totaling $0.1 million has been recorded with the issuance of the warrant and is being amortized using the effective interest method as a yield adjustment over the initial term of the lease. Net proceeds of $3.3 million resulting from the sale-leaseback transaction were used to pay down the PWPipe Revolving Credit Facility and Senior Term Note A.

USPoly

On September 27, 2004, USPoly acquired UAC (see Note 2). To finance this acquisition, USPoly obtained a new Senior Credit Facility. Under the new Senior Credit Facility, USPoly has a $10 million revolving credit facility and term loans amounting to $6.9 million. The term loans are payable in monthly installments of $0.1 million with interest at the prime rate plus 0.75% to 1.00%. The revolving credit facility bears interest at prime plus 0.5%, and a non-use fee of 0.5%. The prime rate was 5.25% at December 31, 2004. These new senior loans are due September 30, 2007 and are collateralized by substantially all of USPoly’s assets. In connection with the refinancing, USPoly incurred financing costs of $0.6 million which were capitalized and are being amortized over the life of the debt. USPoly also entered into a capital lease agreement for the Tulsa, Oklahoma manufacturing facility connected with the acquisition of UAC for $1.5 million. The capital lease includes a put feature. Under the put feature if the lessor meets certain requirements, USPoly would be obligated to purchase the Tulsa plant for $1.5 million or the current market value, whichever is greater.

On January 16, 2004, USPoly entered into a Subordinated Debt Agreement with Medallion Capital, Inc. (Medallion) for $1.3 million. Interest of 12% on the Subordinated Debt is due monthly and matures on January 15, 2009. In connection with the Subordinated Debt Agreement, warrants were issued to purchase up to 7.5% of USPoly’s then outstanding common stock on a fully diluted basis for $10 per issuance (fixed warrants). In addition, warrants were issued for the purchase of the lesser of 14% of USPoly’s then outstanding common stock on a fully diluted basis or for an amount sufficient to incrementally provide Medallion an overall 24.5% internal rate of return on the subordinated debt (performance warrants). The fixed warrants are exercisable at any time after January 15, 2004 through the fifth anniversary of the date when all outstanding principal and accrued interest on the subordinated debt has been paid in full. The performance warrants are exercisable immediately through the later of the maturity of the subordinated debt or at which time the subordinated debt and interest are paid in full. The warrants also contain a clause whereby after the occurrence of a put date, defined as the earlier of the maturity of the subordinated debt or an occurrence of a default under the debt agreement until the expiration date, the lender shall have the right to sell to USPoly all or a portion of the warrants or the warrant based shares. Under the clause, USPoly would be obligated to purchase such warrant or warrant based shares at USPoly’s fair value. The warrants are therefore recorded as a liability, $1.2 million at December 31, 2004 which will be periodically adjusted to fair value. A debt discount totaling $0.4 million, representing the initial value of the warrants, has been recorded in connection with the issuance of the warrants and is being amortized using the effective interest method as a yield adjustment over the term of the debt. During 2004, the Company increased its estimate of the value of USPoly, based on its operating performance and the UAC Acquisition (see Note 2). Accordingly, the warrant liability was adjusted to fair value, resulting in a $0.8 million non-cash charge to interest expense in 2004.

In connection with the UAC Acquisition, USPoly amended its Subordinated Debt Agreement with Medallion to provide an additional $3.7 million of borrowings, bringing the total amount of the Subordinated Debt facility to $5.0 million. The $3.7 million note bears interest at 12% payable monthly and requires principal payments of $65,315 monthly beginning October 1, 2007, through September 1, 2009, with all remaining principal payable on September 17, 2009.

On April 1, 2004, USPoly entered into lease transactions on manufacturing facilities in Hastings, Nebraska and a distribution center in Baker City, Oregon. These leases are recorded as capital leases, with a total financing lease obligation of $1.9 million. The leases require monthly payments of $20,000, including interest at a rate of 11.25%. These financing leases have a term of twenty years, with purchase options of the greater of $2 million ($1.3 million on the Hastings property and $0.7 million on the Baker City property) or the fair market value at the end of the lease term. As a part of these transactions, USPoly issued standby letters of credit for $0.2 million, which can be drawn in the event of default under the leases.

Scheduled aggregate annual maturities of amounts classified as debt obligations at December 31, 2004, under terms of the new loan agreements and capital lease obligations are (in thousands):

	Senior and Subordinated Debt	Capital Lease Obligations	Total
2005	$1,492	$2,165	$3,657
2006	3,617	2,169	5,786
2007	3,724	2,173	5,897
2008	370	2,178	2,548
2009	4,216	2,182	6,398
Thereafter	23,116	29,525	52,641

Total scheduled cash payments	36,535	40,392	76,927
Less amounts representing interest	—	20,522	20,522

Total amounts classified as debt obligations at December 31, 2004	$36,535	$19,870	$56,405

Management estimates that the fair value of borrowing under its debt agreements approximates the carrying value at December 31, 2004, as the applicable interest rates approximate current market rates.

As described above, under current financing agreements, PW Eagle and USPoly are required to comply with certain restrictive financial ratios and covenants. Maintenance of these ratios and covenants is of particular concern given the uncertain economic climate in the United States and price stability of PVC pipe and PVC resin. At December 31, 2004, PW Eagle was in compliance with all debt covenants. At December 31, 2004, USPoly was not in compliance with certain financial covenants of its Senior Credit Facility and Subordinated Debt Agreement. On March 10, 2005, the lenders waived all covenant violations and amended their Agreements such that we believe USPoly will be in compliance with the covenants in the future. In addition, the maximum borrowing under the USPoly Senior Credit Facility was increased to $15 million.

As discussed above, the Company has refinanced the majority of its credit facilities in 2004. Following is information about credit facilities outstanding as of December 31, 2003.

PWPipe

PWPipe had outstanding a Senior Credit Facility consisting of a Revolving Credit Facility and a Senior Term Note. The PWPipe Senior Term Note bore interest at a rate equal to the LIBOR plus 2.75% and required quarterly principal payments of $650,000. The LIBOR rate at December 31, 2003 was 1.25%. Outstanding notes issued pursuant to the Revolving Credit Facility bore interest at a rate equal to LIBOR plus 2.50%. The Company was required to pay a fee equal to 0.5% of the unused portion of the Revolving Credit Facility. At December 31, 2003, the Company had excess borrowing capacity of $5.2 million, which was based on available collateral, including eligible accounts receivable and inventories. The maximum amount available under the Revolving Credit Facility was $50 million.

Under the agreement, the Company was required to comply with certain restrictive financial ratios and covenants relating to minimum net worth, minimum fixed charge coverage, minimum interest coverage, funded debt to EBITDA (earnings before interest, taxes, depreciation and amortization), and maximum capital expenditures, as well as other customary covenants, representations, warranties and funding conditions.

In 1999, the Company entered into Senior Subordinated Notes totaling $32.5 million ($26.4 million recorded amount net of debt discount described below) with detachable warrants to purchase an aggregate of 1,940,542 shares of Company common stock at $0.01 per share (the Subordinated Debt Agreement). Interest on the Senior Subordinated Notes of 14% was payable quarterly. Of this interest, 12% was payable in cash and 2% was accrued through the issuance of additional subordinated notes. Principal was due in three equal installments on September 20th of 2005, 2006 and 2007. A debt discount totaling $6.1 million was recorded upon the issuance of the Senior Subordinated Notes based on the collective estimated fair value of the Senior Subordinated Notes and warrants on the date issued. The discount was being amortized as a yield adjustment over the term of the notes using the effective interest method. The unamortized discount related to these notes was $3.1 million at December 31, 2003. For the years ending December 31, 2003, and 2002, $0.8 million, and $0.7 million, respectively, of the discount was recognized as interest expense in the income statement.

The Company entered into a sale-leaseback transaction agreement on February 28, 2002 for certain manufacturing facilities and the Eugene office building. As a result of the sale-leaseback transaction, a capital lease obligation of $13.6 million, net of a debt discount of $0.4 million, was recorded based on the collective estimated fair value of the capital lease obligation and warrant on the date issued. No gain or loss was recognized on the transaction. The capital lease obligation, which expires in September 2022, requires an annual lease payment of $1.7 million, including interest at a rate of 11.46%. The capital lease includes certain financial covenants and requires the Company maintain an irrevocable letter of credit equal to one year’s lease payments. The Company has a purchase option at the end of the lease term at an amount equal to the greater of the fair market value of the leased assets or $14.7 million. If the purchase option is not exercised and the Company does not terminate the lease, the lease will automatically renew for a term of 10 years. In connection with this transaction, a warrant was issued to purchase 120,000 shares of Company common stock for $0.01 a share at any time through February 28, 2022. A debt discount totaling $0.4 million has been recorded with the issuance of the warrant. The discount is being amortized using the effective interest method as a yield adjustment over the term of the lease. The unamortized discount relating to the financing lease obligation was $0.4 million at December 31, 2004 and 2003, respectively.

ETI

In connection with the acquisition of Uponor ETI Company (see Note 2), ETI entered into a Senior Credit Facility with Fleet Capital Corp. and CIT Group/Business Credit, Inc. consisting of (i) a Revolving Credit Facility of $25 million less the outstanding balance on the ETI Term Note and the ETI Equipment Notes, (ii) a $5 million Term Note and (iii) available, but unutilized, Equipment Notes of up to $1.5 million (the ETI Senior Credit Facility). The

ETI Revolving Credit Facility bore an interest rate of LIBOR plus 2.75%. ETI was required to pay a fee of 0.5% on the unused portion of the Revolving Credit Facility. Principal payments on the ETI Term Note were due in quarterly payments of $250,000. The Term Note bore an interest rate of LIBOR plus 3.25%.

The ETI Senior Credit Facility was collateralized by substantially all of the assets of ETI. Under the ETI Senior Credit Facility, ETI was required to comply with certain restrictive financial ratios and covenants relating to minimum fixed charge coverage, minimum interest coverage, funded debt to EBITDA and maximum capital expenditures, as well as other customary covenants, representations, warranties and funding conditions.

USPoly

On October 1, 2003, USPoly entered into a credit and security agreement (the USPoly Senior Credit Facility) with Wells Fargo Business Credit, Inc. (Wells Fargo) consisting of (i) a Revolving Credit Facility of $3.5 million and (ii) a $1.1 million Term Note. The USPoly Revolving Credit Facility was limited to the lesser of $3.5 million or the aggregate amount of 85% of eligible USPoly accounts receivable and the lesser of 60% of eligible USPoly inventories or $1.5 million, less a liquidity reserve. At December 31, 2003, the maximum available revolving line of credit was approximately $1.3 million, net of outstanding borrowings. Borrowings under the USPoly Revolving Credit Facility bore interest rates equal to the prime rate plus 1.5%. Payments on the USPoly Term Note were due in monthly principal payments of $18,333 plus accrued interest beginning in November 2003, with the remaining principal and accrued interest due in September 2006. The USPoly Term Note bore an interest rate of the prime rate plus 2.0%. During periods of default, the interest rate is increased to the prime rate plus 3.0%. The Company was also subject to certain fees and charges, including prepayment charges, as defined by the Agreement. On December 31, 2003, the prime rate was 4.0%.

The USPoly debt was collateralized by all of the assets of USPoly. Under the USPoly Senior Credit Facility, USPoly was required to comply with certain restrictive financial ratios and covenants which included, but were not limited to, minimum earnings before taxes, debt service coverage ratio, Senior Debt to tangible capital base ratio and a cap on aggregate capital expenditures, as defined by the USPoly Senior Credit Facility. The USPoly Senior Credit Facility also included restrictions on additional indebtedness, guarantees, investments, acquisitions, change in control and dividends and distributions to shareholders. The USPoly Senior Credit Facility also contained subjective acceleration and cross-default clauses under which Wells Fargo could have declared an event of default if a material adverse change in USPoly’s business occurred or USPoly defaulted on other indebtedness.

The Company incurred $1.1 million in additional financing costs in 2003 related to its various borrowing arrangements. These financing costs were capitalized and were being amortized over the life of the respective debt using the effective interest method.

The weighted average interest rate on all revolving credit facility borrowings for the years ended December 31, 2004 and 2003 was 4.32% and 3.67%, respectively.

At December 31, 2003, PW Eagle and USPoly were in violation of certain covenants on senior and subordinated debt, as well as on the financing lease obligation. These violations were cured, either by waivers and/or amendments to the then existing debt agreements. On March 30, 2004, ETI amended its loan and security agreement to revise certain financial covenants. As discussed above, the ETI and PWPipe Senior and Subordinated debt was replaced by the Revolving Credit Facility on October 25, 2004.

6. GUARANTEES

Product warranties: The Company’s products are generally guaranteed against defects in material and workmanship for one year. The product warranty liability is reviewed regularly by management to insure the Company’s warranty allowance is adequate based on frequency and average cost of historical warranty claims activity. Management studies trends of warranty claim activity to improve pipe quality and pipe installation techniques to minimize future claims activity.

(In thousands)	2004	2003	2002
Accrual for product warranties – beginning of year	$450	$200	$200
Warranty liabilities assumed from acquisition of ETI	—	252	—
Accruals for warranties issued during the year	328	206	73
Settlements made during the year	(453)	(208)	(73)

Accrual for product warranties – end of year	$325	$450	$200

Standby letters of credit: The Company is required to maintain standby letters of credit totaling $2.8 million. These letters of credit guarantee payment to third parties in the event the Company is unable to pay in a timely manner. Standby letters of credit reduce the funds available under the revolving credit facilities by $2.8 million. No amounts were drawn on these letters of credit as of December 31, 2004.

7. DERIVATIVE INSTRUMENTS

The Company follows Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted (FAS 133). FAS 133 requires that all derivative instruments, such as interest rate swap contracts, be recognized in the financial statements and measured at their fair market value.

In the normal course of business, the Company is exposed to changes in interest rates. The Company has established policies and procedures that govern the management of these exposures through the use of financial instruments. The Company’s objective in managing its exposure to interest rates is to decrease the volatility that changes in interest rates might have on earnings and cash flows. To achieve this objective, the Company uses fixed rate agreements to adjust a portion, as determined by management and terms of the underlying debt agreements, of total debt that is subject to variable interest rates. Under the fixed rate agreements, the Company pays a variable rate of interest and receives a fixed rate of interest. These derivative instruments are considered to be a hedge against changes in the amount of future cash flows associated with the Company’s interest payments related to a portion of its variable rate debt obligations. Accordingly, the Company designates these instruments as cash flow hedges. The derivative instruments are reflected at fair value, net of the underlying debt, in the Company’s balance sheet, and the related gains or losses on this contract are deferred in shareholders’ equity as a component of comprehensive income.

Effective April 1, 2003, the Company entered into a fixed rate swap agreement for 50% of its ETI Senior Term Note. This Senior Term Note was paid in connection with the new PW Eagle Senior Credit Facility of October 25, 2004. On November 12, 2004, the Company entered into a fixed rate swap agreement for 50% of the fixed asset collateral portion of the new Senior Credit Facility amounting to $11 million. This total notional amount was comprised of the remaining ETI swap contract amounting to $1.7 million, and a new PW Eagle swap contract amount of $9.3 million. The total notional amount decreases in proportion to reductions in the fixed asset collateral portion of the credit facility, until the fixed rate agreement terminates in November of 2007. At December 31, 2004, these contracts had a notional amount of $10.9 million and a fair value of $(0.1) million.

8. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is subject to various legal proceedings and claims that have arisen in the ordinary course of its business and have not been finally adjudicated. In management’s opinion, the disposition of present proceedings and claims will not have a material adverse effect on the Company’s financial position, results of operations or cash flows in future periods.

Operating Leases

The Company has non-cancelable operating leases for certain operating facilities that expire in 2010.

Future minimum lease payments at December 31, 2004, are (in thousands):

2005	$1,033
2006	812
2007	770
2008	736
2009	712
Thereafter	459

$4,522

Rent expense under all operating leases was $1.3 million, $1.4 million and $0.9 million for the years ended December 31, 2004, 2003 and 2002, respectively.

9. COMMON STOCK PURCHASE WARRANTS

In connection with various financing arrangements, the Company has issued warrants to purchase common stock and Class B common stock as described below.

The new holders of the Senior Subordinated Note received warrants to purchase a total of 366,651 shares of the Company’s common stock at $0.01 per share that expire October 25, 2010. These warrants contain a put feature that requires the Company to repurchase the shares at the fair market value of the stock on the date the warrants are put to the Company. These warrants are included in other long-term liabilities due to their put feature and a discount on the subordinated debt. The initial valuation of the warrants was for $1.2 million. This valuation was increased by $0.3 million to $1.5 million with an offsetting entry to interest expense due to the increase in value of the Company’s stock from October 25, 2004 to December 31, 2004.

The Company issued additional warrants to purchase 20,818 shares of the Company’s stock in connection with certain lease agreements. These warrants were valued at $0.1 million and were recorded as an increase to stockholder’s equity and a discount on the capital lease obligation.

The former holders of the Senior Subordinated Notes hold warrants to purchase a total of 1,940,542 shares of the Company’s common stock or Class B common stock at $0.01 per share which expire September 20, 2009. The number of shares issuable upon exercise and the warrant exercise price are adjustable in the event the Company pays a dividend in common stock, subdivides or combines its common stock, or sells capital stock or options to purchase capital stock at a price less than the market price of its capital stock on the date of issuance or completes a capital reorganization or reclassification of its capital stock. The Company has granted the warrant holders a right of first refusal. The Company cannot sell or issue any of its common stock, options or convertible securities unless it has first offered to sell to each warrant holder its proportionate share. Certain affiliates of the Company granted the warrant holders tagalong rights that give the warrant holders the right to join any affiliate in the sale of any of their shares.

In connection with the sale-leaseback transaction completed in the first quarter of 2002, the Company issued a warrant to purchase 120,000 shares of common stock at $0.01 per share at any time through February 28, 2022. The warrant was valued at $409,000 and was reflected as an increase to stockholder’s equity and a discount on the capital lease obligation.

In connection with the amendment of its subordinated debt agreement in the first quarter of 2003 to acknowledge and reflect the purchase of Uponor ETI Company, the Company issued a warrant to purchase an aggregate of 350,000 shares of PW Eagle common stock for $9.50 per share. The warrants became exercisable on October 1, 2004, and expire March 14, 2013 unless earlier terminated. The warrants were valued at $640,000 and were recorded as an increase to stockholder’s equity and a discount on the subordinated debt.

10. INCOME TAXES

Deferred tax assets and liabilities represent temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes. Deferred tax assets are primarily related to amounts, which have been deducted for financial statement purposes but have not been deducted for income tax purposes and the tax effect of net operating loss carryforwards. Under the Tax Reform Act of 1986, certain future changes in ownership resulting from the sale of stock may limit the amount of net operating loss carryforwards that can be utilized on an annual basis. The Company has and continues to evaluate compliance relating to the utilization of the net operating loss carryforwards, and believes it has complied in all respects. A failure to meet the requirements could result in a loss or limitation of the utilization of carryforwards, which could have a material adverse effect on the Company’s financial position and results of operations in future periods.

Although the Company is highly cyclical in terms of its industry and operating profits, management believes that the Company will be profitable over its operating cycle, based on historical results and other analysis. This belief is largely based on a combination of 1) the Company’s participation as one of the PVC pipe industry leaders, 2) distribution centered on populated growth markets, 3) professional management dedicated to the PVC pipe industry and 4) debt paydown and corresponding reduction in on-going financing costs. The Company’s cyclicalness and corresponding operating results are significantly influenced by the overall US economic cycles, which, in addition to driving demand for the Company’s products, also influence the cost of the primary raw material input, PVC resin. Generally, as PVC resin costs are rising during our operating cycles, our profitability associated with product shipments increases. These factors have been considered as part of the Company’s evaluation of the need for a valuation allowance associated with deferred tax assets. The Company will continue to monitor the need for a valuation allowance at each balance sheet date in 2005 to ensure the conclusions reached in 2004 are sustainable. Any change in this conclusion would result in a direct reduction of our reported results from operations, and could result in the virtual elimination of our stockholders’ equity as of the date of the potential determination of the need for such a valuation allowance for financial reporting purposes.

At December 31, 2004, the Company had a net deferred tax asset of approximately $14.4 million (approximately $11.7 million at December 31, 2003). The net deferred tax asset represents management’s best estimate of the tax benefits that will more likely than not be realized in future years at each reporting date.

Deferred taxes as of December 31, 2004 and 2003, are summarized as follows (in thousands):

	2004	2003
Current deferred taxes:
Inventory valuation allowance	$100	$177
Warranty reserves	135	181
Allowance for doubtful accounts	222	200
Accrued liabilities	976	1,004
Inventory cost capitalization	396	382
Other	4	—

	$1,833	$1,944

Long-term deferred taxes:
Excess tax over book depreciation	$(2,963)	$(3,090)
Subordinated debt original issue discount	—	(325)
Accrued liabilities	—	294
Non-compete agreement	105	124
Federal and state net operating loss carryforwards	13,463	10,551
State tax credit carryforwards	273	261
AMT credit carryforwards	116	116
Restricted stock options	227	203
Royalty agreement	2,519	2,875
Intangibles	(1,168)	(1,270)
Investment earnings in non-qualified plan	367	—
Equity in undistributed earnings of unconsolidated affiliate	(384)	—
Other	(29)	—

	$12,526	$9,739

Income tax expense (benefit) for the years ended December 31 consists of the following (in thousands):

	2004	2003	2002
Income (loss) before income taxes and equity in earnings of unconsolidated affiliate	$(9,390)	$(20,916)	$944

Current	136	20	(99)
Deferred	(3,195)	(8,024)	472

Income tax expense (benefit) from operations	(3,059)	(8,004)	373
Income tax expense for equity in earnings of unconsolidated affiliate	384	—	—

Total income tax expense (benefit)	$(2,675)	$(8,004)	$373

A reconciliation of the expected federal income taxes, using the effective statutory federal rate of 35%, with the provision (benefit) for income taxes is as follows (in thousands):

	2004	2003	2002
Expected federal expense (benefit)	$(2,852)	$(7,314)	$330
State taxes, net of federal benefit and credits	(361)	(690)	31
Permanent difference for interest charges related to stock warrants	584	—	—
Other	(46)	—	12

Income tax expense (benefit)	$(2,675)	$(8,004)	$373

Amounts set forth as “Other” in the above table include adjustments deemed necessary in management’s judgment associated with income tax contingencies and other matters.

As of December 31, 2004, the Company has approximately $34.1 million and $25.7 million of net operating loss carryforwards for federal and state tax purposes, respectively. The net operating losses for federal tax purposes will expire at various dates through 2024. The net operating losses for state tax purposes will expire at various dates beginning in 2006 through 2024. The use of these carryforwards is dependent on the Company attaining profitable operations, and also could be limited in any one year under Internal Revenue Code Section 382 if there are significant ownership changes as a result of equity financings by the Company.

11. EARNINGS PER COMMON SHARE

The following tables reflect the calculation of basic and diluted earnings per share:

(in thousands, except for per share amounts)	2004	2003	2002
Income (loss) from continuing operations	$(5,540)	$(12,912)	$571
Income from discontinued operations	—	194	—

Net income (loss)	$(5,540)	$(12,718)	$571

Weighted average shares – basic	7,096	6,852	6,717
Effect of stock warrants	—	—	2,037
Effect of other dilutive securities	—	—	622

Weighted average shares – diluted	7,096	6,852	9,376

Income (loss) from continuing operations per share – basic	$(0.78)	$(1.89)	$0.09
Income from discontinued operations per share—basic	—	0.03	—
Net income (loss) per share – basic	$(0.78)	$(1.86)	$0.09

Income (loss) from continuing operations per share – diluted	$(0.78)	$(1.89)	$0.06
Income from discontinued operations per share – diluted	—	0.03	—
Net income (loss) per share – diluted	$(0.78)	$(1.86)	$0.06

The following table summarizes outstanding securities which are excluded from the computation of diluted earnings per share because inclusion of these shares would be anti-dilutive (in thousands):

	2004	2003	2002
Stock options	807	1,107	205
Stock warrants	2,783	2,411	—
Unvested restricted stock	209	369	—

12. EMPLOYEE BENEFIT PLANS

Benefit Plan

PW Eagle’s and USPoly’s 401(k) plan covers all eligible employees. Eligible employees may elect to defer up to 25% of their eligible compensation. The plan provides for Company-paid matching contributions of 50% of participant contributions up to 6% of compensation. The match was temporarily suspended January 1, 2004 and reinstated July 1, 2004.

PW Eagle’s board of directors determines each year if an additional contribution will be made based on PW Eagle’s performance. No additional contribution was approved for 2004 and 2003. Total amounts charged to operations were $0.3 million, $0.7 million and $2.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

USPoly participated in PW Eagle’s retirement savings plan from August 22, 2003 to December 14, 2003. USPoly matching contributions to the Plan were $8,000 for that period.

On December 15, 2003, a separate plan with terms similar to PW Eagle’s plan, USPoly Employees’ Savings Plan, was created for employees of USPoly and Company matching contributions to the plan were $43,000 and $1,000 for the year ended December 31, 2004 and the period from December 15, 2003 to December 31, 2003, respectively. No discretionary profit sharing contributions were made to either plan in 2003 or 2004.

All active hourly union employees in the Company’s Buckhannon, West Virginia plant are covered by a defined contribution plan. The Company’s sole responsibility is to make contributions, in accordance with the union contract, of $80 and $75 per month per employee in 2004 and 2003, respectively. The Company does not have access to plan information. Contributions by the Company in 2004 and 2003 totaled $66,000 and $41,000, respectively.

Restricted Stock Grants

In 2003 and 2002, the Company awarded restricted stock grants of 140,900 and 142,625 shares, respectively, to certain officers, directors and employees. The Company did not award any restricted stock grants in 2004. Restricted stock is issued at the low trading price on the date of grant ranging from $3.77 to $4.20 for 2003, and $6.11 for 2002. These shares carry dividend and voting rights. Sales or transfers of these shares are restricted prior to the date of vesting. With the exception of 20,000 shares issued in 2003, the shares will vest 20% after three years, 30% after four years, and the remaining 50% after five years from the date of grant. The remaining 20,000 shares of restricted stock issued in 2003 vested 100% on January 1, 2005. Restricted stock is subject to forfeiture in the event of termination of employment prior to the vesting date for reasons other than death or disability. During 2004, 2003 and 2002, 63,800, 42,200 and 27,800 shares of restricted stock vested, respectively. A total of 79,300 shares and 27,375 shares of restricted stock were cancelled in 2004 and 2002, respectively, due to the departure of certain officers and employees. During 2002, 27,800 shares of restricted stock vested and 27,375 shares were cancelled due to the departure of an officer and the retirement of a director. As of December 31, 2004, 330,600 shares of unvested restricted stock were outstanding.

Unearned compensation was charged for the fair value of the restricted shares at the time of award. The unearned compensation is shown as a reduction of stockholders’ equity in the balance sheet and is being amortized ratably as compensation expense over the related vesting period. Total amounts charged to operations were $0.3 million, $0.4 million and $0.3 million for the years ended December 31, 2004, 2003 and 2002, respectively.

STOCK-BASED COMPENSATION PLANS

The Company’s 1991 and 1997 stock option plans and its nonqualified stock option plan (the Plans) provide for the granting of 4.4 million of incentive or non-qualified stock options to key employees and directors. Generally, options outstanding under the Company’s Plans: (i) are granted at prices equal to the closing market price of the stock on the date of grant, (ii) vest ratably over a five year vesting period, and (iii) expire not greater than ten years from the date of grant.

A summary of the status of the Company’s stock options as of December 31, 2004, 2003 and 2002, and changes during the year ended on those dates is presented below (shares in thousands):

	2004		2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,107	$4.30	1,052	$3.30	1,125	$4.03
Granted	—	—	174	4.71	12	6.60
Exercised	(161)	2.13	(115)	2.06	(21)	1.52
Canceled	(139)	4.84	(4)	3.09	(64)	6.10

Outstanding at end of year	807	4.64	1,107	4.30	1,052	3.30

Options exercisable at year end	610	4.25	741	3.58	735	2.98

Options available for future grant	303		170		340

Weighted average exercise price of options granted during the year		N/A		3.19		4.43

The following table summarizes information about stock options outstanding and exercisable at December 31, 2004 (shares in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.50 to 2.13	227	3.65	$1.53	227	$1.53
2.75	2	2.00	2.75	1	2.75
3.09 to 4.63	274	5.99	3.55	215	3.44
6.60 to 7.50	196	7.28	6.26	80	5.53
$10.88 to 16.00	108	5.19	11.05	87	11.05

	807	5.53	$4.64	610	$4.25

13. STOCKHOLDERS’ EQUITY

In prior years, the Company established a program that provided loans to board members and various officers to purchase shares of the Company. This program was terminated in 2002. At December 31, 2004, one such loan, in the amount of $78,000, remains outstanding, with a maturity date of February 28, 2006. The loan bears interest at the rate of the company’s revolving credit facility in place during the term of the note. Interest is payable on the last day of each calendar year that the notes remain outstanding.

In connection with the restructuring activities described in Note 14, the Company forgave certain director and officer stock loans totaling $387,000 as part of severance packages for employment terminations and consideration for the termination of two director consulting agreements. This cost is included in the 2003 restructuring charge.

14. RESTRUCTURING ACTIVITIES

In response to difficult economic conditions and poor operating results, the Company decided to consolidate the PWPipe and ETI business units under common management control in October 2003. The former ETI headquarters office in Denver, Colorado was closed and all administrative and accounting functions were transferred to the Eugene, Oregon office. In addition, effective January 2004, the corporate office in Minneapolis, Minnesota was closed and all corporate office functions were transferred to the Eugene, Oregon office, which now represents our corporate headquarters, expanding the previous role as our lead operating office. As a result of the consolidation, approximately 30 positions were eliminated. In addition, certain officers and directors resigned their positions and cancelled consulting agreements. In connection with the officer resignations, the Board of Directors modified certain outstanding restricted stock and stock option awards effective January 2, 2004. The modifications allow for continued vesting of the stock awards, which would have been forfeited upon the officers’ resignation under the original terms, resulting in a charge of $0.5 million. During 2004, the Board of Directors approved the payment of management bonuses of $1.0 million for the successful restructuring of the Company. The recipients of the management bonus elected to receive $0.8 million in PW Eagle common stock and $0.2 million in cash.

In connection with these activities, the Company incurred restructuring charges of $1.6 million in 2004 and $1.3 million in 2003. At December 31, 2004, the Company has $0.1 million of severance payments remaining from the restructuring, which are to be paid in 2005.

Following is a summary of the restructuring reserve activity (in thousands):

	Severance	Other	Total
Restructuring accrual at December 31, 2001	$358	$—	$358
Additions to reserve	—	—	—
Charges against reserve	(295)	—	(295)

Restructuring accrual at December 31, 2002	63	—	63
Additions to reserve	1,253	23	1,276
Charges against reserve	(138)	(23)	(161)

Restructuring accrual at December 31, 2003	1,178	—	1,178
Additions to reserve	106	41	147
Charges against reserve	(1,214)	(41)	(1,255)

Restructuring accrual at December 31, 2004	$70	$—	$70

15. SEGMENT INFORMATION

The Company manufactures and distributes PVC and PE pipe and fittings used for potable water and sewage transmission, turf and agricultural irrigation, natural gas transmission, water wells, fiber optic lines, electronic and telephone lines, and commercial and industrial plumbing. The PE segment operates under the name USPoly. We distribute our products throughout the United States, including Hawaii and Alaska, with a minimal amount of shipments to selected foreign countries. While there are similarities in technology and manufacturing processes utilized between the segments, differences exist in products and customer base, with the PVC segment focused on the water, irrigation and electrical products and customers, and the PE segment focused primarily on the natural gas distribution products and customers.

As a result of the acquisition, described in Note 2, the Company determined that segment reporting was appropriate for the PE portion of the business, and accordingly, segment information is shown for both the current and prior periods for the PVC and PE segments. The Company evaluates the performance of its segments and allocates resources to them based on EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization, minority interest and equity in earnings of unconsolidated affiliate. EBITDA is not a financial measure that is in accordance with accounting principles generally accepted in the United States of America (GAAP) and has been presented because we use, and we believe our investors and lenders use, EBITDA to analyze our operating performance and our ability to incur and service indebtedness. EBITDA should not be considered in isolation or as a substitute for data prepared in accordance with GAAP. The following table reconciles EBITDA to the most directly comparable GAAP measure of profitability, which we believe to be income (loss) from continuing operations before income taxes.

A summary of the Company’s business activities reported by its two business segments follows (in thousands):

	2004	2003	2002
Business Segments
Net sales:
PVC	$445,880	$319,092	$239,884
PE	29,074	12,695	11,391

Consolidated net sales	$474,954	$331,787	$251,275

Substantially all revenues for both the PVC and PE segments are attributable to the United States.

EBITDA:
PVC: EBITDA	$21,521	$2,175	$20,653
Interest expense	18,950	11,438	10,538
Depreciation and amortization	10,381	11,629	8,430

Income (loss) from continuing operations before income taxes	(7,810)	(20,892)	1,685
PE:EBITDA	1,252	904	250
Interest expense	1,717	390	463
Depreciation and amortization	1,115	538	528

Income (loss) from continuing operations before income taxes	(1,580)	(24)	(741)

Consolidated income (loss) from continuing operations before income taxes, minority interest and equity in undistributed earnings of unconsolidated affiliate	$(9,390)	$(20,916)	$944

PE also had equity in earnings of affiliate of $0.6 million net of tax for the year ended December 31, 2004. PE interest expense includes non-cash expense of $0.8 million and PVC interest expense includes non-cash expense of $0.2 million for the warrant fair-value adjustment at December 31, 2004 as disclosed in Note 5 and non-cash interest of $4.9 million for the write off of unamortized deferred financing costs and related debt discount.

Expenditures for property and equipment:

PVC	$1,488	$2,144	$784
PE	498	89	59

Consolidated total	$1,986	$2,233	$843
Assets:
Identifiable assets:
PVC	$159,675	$145,983	$120,760
PE	36,742	7,512	8,201
Corporate assets, primarily deferred tax assets	14,359	11,683	4,441

Consolidated total assets	$210,776	$165,178	$133,402

PE assets include investment in affiliate of $2,852 and $300 for the years ended December 31, 2004 and 2003. At December 31, 2004 and 2003, the Company had $3.7 million of goodwill, which is associated with the PVC business.

16. SIGNIFICANT VENDOR CONCENTRATION

The Company acquires its primary raw materials from various sources. During the years ended December 31, 2004, 2003 and 2002, purchases of primary raw materials from three vendors totaled 87%, 85%, and 79%, respectively, of total material purchases. Materials purchased represents the largest component of the Company’s cost of sales. The loss of a key supplier could have a significant impact on our business.

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)

Quarter ended:	March	June	September	December	Year Ended
2004
Net sales	$106,091	$118,678	$117,941	$132,244	$474,954
Gross profit	10,026	23,946	17,605	18,559	70,136
Operating income (loss)	(2,958)	8,150	3,829	2,257	11,278
Income (loss) from continuing operations before taxes, minority interest and equity in undistributed earnings of unconsolidated affiliate	(6,499)	4,655	(833)	(6,713)	(9,390)
Income (loss) from continuing operations	(3,875)	2,945	(240)	(4,370)	(5,540)
Net income (loss)	(3,875)	2,945	(240)	(4,370)	(5,540)
Earnings (loss) from continuing operations
Basic	(0.56)	0.43	(0.03)	(0.60)	(0.78)
Diluted	(0.56)	0.31	(0.03)	(0.60)	(0.78)
Earnings (loss) per share
Basic	(0.56)	0.43	(0.03)	(0.60)	(0.78)
Diluted	(0.56)	0.31	(0.03)	(0.60)	(0.78)

2003
Net sales	$70,038	$83,312	$96,241	$82,196	$331,787
Gross profit	10,934	12,073	7,070	6,672	36,749
Operating income (loss)	1,631	1,335	(5,824)	(6,230)	(9,088)
Income (loss) from continuing operations before taxes	(953)	(1,680)	(8,834)	(9,449)	(20,916)
Income (loss) from continuing operations	(588)	(1,037)	(5,450)	(5,837)	(12,912)
Income (loss) from discontinued operations (net of tax)	32	185	(23)	—	194
Net (loss)	(556)	(852)	(5,473)	(5,837)	(12,718)
Earnings (loss) from continuing operations
Basic	(0.09)	(0.15)	(0.80)	(0.85)	(1.89)
Diluted	(0.09)	(0.15)	(0.80)	(0.85)	(1.89)
Earnings (loss) from discontinued operations
Basic	—	0.03	—	—	0.03
Diluted	—	0.03	—	—	0.03
Earnings (loss) per share
Basic	(0.09)	(0.12)	(0.80)	(0.85)	(1.86)
Diluted	(0.09)	(0.12)	(0.80)	(0.85)	(1.86)

The summation of quarterly net income per share does not equate to the calculation for the full fiscal year, as quarterly calculations are performed on a discrete basis.

18. RELATED PARTY TRANSACTIONS

Certain members of the Company’s Board of Directors are members of Spell Capital Partners, LLC. (SCP). In 2003 and 2002, two members of SCP served as officers and employees of the Company. Under an arrangement with SCP, PW Eagle paid SCP a monthly fee of $17,750 and $17,250 in 2003 and 2002, respectively, for office space and administrative support for these employees. In connection with the restructuring activities (See Note 14), the officers resigned and this arrangement was replaced with an agreement under which PW Eagle pays SCP a monthly management fee of $52,000. USPoly paid SCP management fees of $63,000 for the period January 1, 2004 through September 30, 2004, and in October 2004 began paying a quarterly management fee of $37,500 for supervisory and monitoring services as well as advice and assistance with acquisitions, divestitures and financing activities. Costs incurred under these arrangements of $0.7 million, $0.2 million and $0.2 million in 2004, 2003 and 2002, respectively, are included in General and Administrative expenses in the statement of operations.

The initial term of the management agreement between PW Eagle and Spell Capital Partners, LLC, dated January 1, 2004 is through December 31, 2005, with automatic quarterly renewals thereafter. The initial term of the Management Services Agreement between USPoly and Spell Capital Partners, LLC, dated September 27, 2004 is through December 31, 2005 with automatic annual renewals thereafter.

During 2004 and 2003 PW Eagle paid certain operating expenses for USPoly. Transactions with USPoly included the rental of certain operating facilities and expenses related to certain services provided to and delivered by PW Eagle. At December 31, 2004 and December 31, 2003 the inter-company balance was approximately $0.1 million and $1.4 million, respectively. All inter-company transactions are eliminated in the consolidated financial statements.

In connection with the UAC Acquisition, USPoly paid SCP a fee of $0.5 million which is included in transaction costs.

19. ISSUANCE OF ADDITIONAL USPOLY STOCK

In January 2004, the Company’s Board of Directors approved USPoly entering into an agreement to issue additional common shares to new investors, thereby resulting in PW Eagle, Inc. no longer owning 100% of USPoly. In connection with the agreement, the new investors contributed approximately $1.7 million in exchange for approximately 25% of the common stock of USPoly, which includes $0.3 million from directors, officers and employees. During the fourth quarter of 2004, USPoly management contributed $0.3 million to purchase USPoly stock. In the first quarter of 2005, USPoly issued $0.3 million in additional stock at a price of $1.10 per share. USPoly sold 3.3 million shares of stock in 2004 at prices determined by the Board of Directors of USPoly, ranging from $0.50 to $1.10 for a total of $1.7 million. At December 31, 2004, PW Eagle owns approximately 75% of USPoly. Upon the completion of this transaction, the Company adjusted its investment in USPoly by $0.9 million to appropriately align the Company’s investment with its underlying 75% interest in USPoly. This adjustment was recorded as an increase to the Company’s Additional-Paid-In-Capital and a corresponding increase to the Company’s Investment in USPoly account.

During 2004, USPoly created a stock option plan under which 2,000,000 shares are authorized for issuance. As of December 31, 2004, USPoly had granted to various directors and employees, at fair value, 531,250 shares, of which 161,265 were exercisable and none were exercised. The 531,250 shares represent less than 4% of USPoly’s outstanding stock.

20. SUBSEQUENT EVENTS

Warrant Exercise

At December 31, 2004, the Company had warrants outstanding to purchase 1,940,542 shares of Common stock or Class B common stock at $0.01 per share (See Note 9). On January 28, 2005, certain warrant holders elected to make a cashless exchange of their warrants to purchase 597,090 shares of Class B common stock for 595,508 shares of Class B common stock. The Class B common stock issued to the warrant holders is convertible, at their option, into shares of the Company’s Common stock at a 1:1 ratio.

On March 11, 2005, the Company reached an agreement with the holder of a warrant to purchase 1,343,452 shares of Common stock to exchange the warrant for 1,339,517 shares of Common stock. The exchange is conditioned on the effectiveness of a Registration Statement on Form S-3.

Land Sale

On March 3, 2005, the Company sold a parcel of land adjacent to the Perris, California manufacturing facility for $0.9 million.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PW EAGLE, INC.

Condensed Consolidated Statement of Operations – Three and Nine-Months Ended September 30, 2005 and 2004 (Unaudited)

(in thousands, except per share amounts)	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Net sales	$176,156	$117,941	$480,422	$342,710
Cost of goods sold	147,695	100,336	404,517	291,133

Gross profit	28,461	17,605	75,905	51,577
Operating expenses:
Freight expense	10,471	7,490	28,005	22,469
Selling expenses	4,418	3,576	12,744	10,415
General and administrative expenses	3,682	2,690	10,553	7,690
Restructuring and related costs	—	—	—	1,608
Other (income) expense, net	(74)	25	(1,838)	372

	18,497	13,781	49,464	42,554

Operating income	9,964	3,824	26,441	9,023
Interest expense	4,909	4,655	13,063	11,697

Income (loss) before income taxes, minority interest and equity in undistributed earnings of unconsolidated affiliate	5,055	(831)	13,378	(2,674)
Income tax expense (benefit)	2,179	(317)	5,365	(1,022)
Minority interest in (income) loss of USPoly Company	36	85	(121)	26
Equity in undistributed earnings of unconsolidated affiliate, net of tax	—	189	—	456

Net income (loss)	$2,912	$(240)	$7,892	$(1,170)

Net income (loss) per share:
Basic	$0.31	$(0.03)	$0.93	$(0.17)
Diluted	$0.30	$(0.03)	$0.81	$(0.17)
Weighted average number of common shares outstanding:
Basic	9,247	7,250	8,516	7,027
Diluted	9,855	7,250	9,794	7,027

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

PW EAGLE, INC.

Condensed Consolidated Balance Sheet – September 30, 2005 and December 31, 2004 (Unaudited)

(in thousands, except share and per share amounts)	September 30, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$1,282	$986
Accounts receivable, net	77,379	48,660
Inventories	51,443	63,680
Deferred income taxes	2,435	1,833
Other current assets	1,312	1,306

Total current assets	133,851	116,465
Property and equipment, net	56,827	63,370
Goodwill	3,651	3,651
Deferred tax asset	7,103	12,526
Intangible assets	4,259	4,975
Other assets	9,727	9,789

Total assets	$215,418	$210,776

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings under revolving credit facilities	$46,552	$82,017
Current maturities of long-term debt and capital leases	1,692	1,692
Accounts payable	66,794	31,514
Book overdraft	825	1,877
Accrued liabilities	14,535	16,845

Total current liabilities	130,398	133,945
Long-term debt, less current maturities	4,471	7,255
Capital lease obligations, less current maturities	19,543	19,670
Senior subordinated debt	29,356	27,788
Other long-term liabilities	10,704	9,505

Total liabilities	194,472	198,163

Commitments and contingencies
Stockholders’ equity:
Stock warrants	1,069	6,956
Common stock & class B common stock	94	75
Additional paid-in capital	39,358	33,271
Unearned compensation	(380)	(544)
Notes receivable from officers on common stock purchases	—	(78)
Accumulated other comprehensive income	425	445
Accumulated deficit	(19,620)	(27,512)

Total stockholders’ equity	20,946	12,613

Total liabilities and stockholders’ equity	$215,418	$210,776

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

PW EAGLE, INC.

Condensed Consolidated Statement of Cash Flows – Nine Months Ended September 30, 2005 and 2004 (Unaudited)

(in thousands)	Nine Months Ended
	September 30, 2005	September 30, 2004
Cash flows from operating activities:
Net income (loss)	$7,892	$(1,170)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
(Gain) loss on disposal of long-lived assets	(502)	423
(Gain) on sale of metals parts business	(1,256)	—
Depreciation and amortization	9,562	8,172
Royalty accretion	426	493
Warrant fair value adjustment	2,094	880
Amortization of debt issue costs, discounts and premiums	812	2,060
Receivable provisions	225	1,957
Equity in undistributed earnings of an affiliate	—	(739)
Deferred income taxes	4,521	(159)
Issuance of subordinated debt for interest payment	1,357	774
Non-cash minority interest	221	26
Non-cash restructuring charge	—	1,430
Non-cash compensation	258	68
Other	92	30
Changes in operating assets and liabilities	13,561	(23,744)

Net cash provided by (used in) operating activities	39,263	(9,499)

Cash flows from investing activities:
Purchases of property and equipment	(2,835)	(1,306)
Purchase of Uponor Aldyl Company	—	(14,309)
Purchase of additional equity interest in an unconsolidated affiliate	—	(1,550)
Proceeds from property and equipment disposals	—	4,222
Proceeds from sale of metals parts business	2,534	—
Proceeds from disposal of long-lived assets	873	—

Net cash provided by (used in) investing activities	572	(12,943)

Cash flows from financing activities:
Change in book overdraft	(1,053)	(4,616)
Net borrowings (payments) under revolving credit facilities	(35,465)	23,422
Proceeds from sale-leaseback transactions	—	3,620
Payments on capital lease obligation	(144)	(237)
Proceeds from long-term debt	—	11,875
Repayment of long-term debt	(2,784)	(8,289)
Issuance of common stock	—	166
Common stock repurchase	—	(30)
Proceeds from stock option exercise	8	—
Payment of debt issuance/financing costs	(101)	(996)
Proceeds from stock subscription for USPoly	—	1,665

Net cash provided by (used in) financing activities	(39,539)	26,580

Net change in cash and cash equivalents	296	4,138
Cash and cash equivalents, beginning of period	986	431

Cash and cash equivalents, end of period	$1,282	$4,569

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

PW EAGLE, INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. Presentation

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to state fairly the financial position of PW Eagle, Inc. (the “Company”) at September 30, 2005 and the results of its operations and cash flows for the three and nine month periods ended September 30, 2005 and 2004. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Although the Company’s management believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements of the Company included with its Annual Report on Form 10-K for the year ended December 31, 2004.

Certain reclassifications were made to the prior period financial statements to conform to the September 30, 2005 presentation. Such reclassifications have no effect on net income or stockholders’ equity as previously reported.

2. Other Financial Statement Data

The following provides additional information concerning inventory (in thousands):

	September 30, 2005	December 31, 2004
Raw materials	$16,064	$13,910
Finished goods	35,379	49,770

	$51,443	$63,680

The following provides supplemental disclosure of significant non-cash investing and financing activities (in thousands):

	September 30, 2005	September 30, 2004
Issuance of warrant related to sale-leaseback transaction	$—	$62
Cancellation of restricted stock	—	396
Notes receivable settled in exchange for stock	78	—

3. Acquisition of Uponor Aldyl Company

On September 27, 2004, USPoly, a subsidiary of the Company, acquired the business of Uponor Aldyl Company, Inc. (UAC) from Uponor Corporation, a Finnish company (the “UAC Acquisition”). UAC was a leading extruder of polyethylene (PE) piping systems for natural gas with annual sales of $41 million in 2003. The business has facilities in Tulsa and Shawnee, Oklahoma. UAC’s business operations were combined with those of USPoly and the combined organization, re-named USPoly Company (USPoly) on September 27, 2004, is operated from UAC’s former headquarters in Shawnee, Oklahoma.

The final purchase price for UAC was $18.6 million (including direct transaction costs of $1.0 million), composed of $13.9 million of cash, $2.1 million in the form of a note to Uponor Corporation, and a $2.6 million working capital adjustment. In addition, USPoly incurred $0.6 million of deferred financing costs not included in the purchase price allocation below. Concurrent with this transaction, USPoly entered into a capital lease agreement for the Tulsa, Oklahoma manufacturing facility for $1.5 million.

The UAC Acquisition has been accounted for as a purchase business combination. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows (in millions):

Current assets	$13.4
Property, plant and equipment	9.0
Intangible assets	2.5
Current liabilities	(6.3)

$18.6

Acquired intangible assets consist of technology and patents.

The acquisition was financed with a draw under USPoly’s new Senior Credit Facility, additional subordinated debt and seller financing.

On June 30, 2005, USPoly sold the assets of its metals parts business for $2.5 million, resulting in a gain on the sale of $1.2 million. The metals parts business had net sales of approximately $6 million in 2004.

Pro forma information has not been included due to the non-material impact of the UAC Acquisition and metals parts business sale in relation to the consolidated results of operations of PW Eagle.

4. Financing Arrangements

Current and long-term obligations at September 30, 2005 and December 31, 2004 consisted of the following (in thousands):

	September 30, 2005	December 31, 2004
Borrowings under revolving credit facilities
PW Eagle	$41,484	$76,323
USPoly	5,068	5,694

Total borrowings under revolving credit facilities	$46,552	$82,017

Long-term debt
PW Eagle subordinated notes	$24,625	$23,116
PW Eagle capital lease obligations	16,389	16,492
USPoly seller’s note	2,125	2,125
USPoly senior term notes	3,838	6,622
USPoly senior subordinated note	4,730	4,672
USPoly capital lease obligations	3,355	3,378

Total current and long-term obligations	55,062	56,405
Less current maturities	(1,692)	(1,692)

Total long-term obligations	$53,370	$54,713

PW Eagle and USPoly each have separate financing arrangements with each entity responsible for its own obligations without any guarantees or cross defaults.

Under current financing agreements, the Company is required to comply with certain restrictive financial ratios and covenants. Maintenance of these ratios and covenants is of particular concern given the uncertain economic climate in the United States and price stability of polyvinylchloride (PVC) pipe and PVC resin.

At December 31, 2004, USPoly was not in compliance with certain financial covenants of its Senior Credit Facility and Subordinated Debt Agreement. On March 10, 2005, the lenders waived all covenant violations and amended their Agreements such that USPoly was in compliance with the covenants at March 31, 2005. In addition, the maximum borrowing under the USPoly Senior Credit Facility was increased from $10 million to $15 million, and interest rates on the revolving credit facility and term notes were generally increased by 0.5%. At September 30, 2005, both PW Eagle and USPoly were in compliance with all debt covenants.

5. Comprehensive Income and Accumulated Other Comprehensive Income

Comprehensive income for the Company includes net income (loss), changes in fair market value of financial instruments designated as hedges of interest rate exposure and changes in fair market value of securities held for the non-qualified deferred compensation plans. Comprehensive income for the three and nine months ended September 30, 2005 and 2004 was as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Net income (loss) applicable to common stock, as reported	$2,912	$(240)	$7,892	$(1,170)
Other comprehensive income:
Changes in fair market value of financial instrument designated as a hedge of interest rate exposure, net of taxes	60	—	122	20
Unrealized gain (loss) on securities from non-qualified deferred compensation plans	38	5	(141)	34

Total comprehensive income (loss)	$3,010	$(235)	$7,873	$(1,116)

The components of accumulated other comprehensive income (loss) are as follows:

	September 30, 2005	December 31, 2004
Fair value of financial instrument designated as a hedge of interest rate exposure, net of taxes	$64	$(58)
Unrealized gain on available for sale securities from non-qualified deferred compensation plans, net of taxes	361	503

Total accumulated other comprehensive income	$425	$445

6. Accounting for Stock-Based Compensation

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS 123R”), which replaces SFAS 123 and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123R requires that the cost of all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair values. That cost will be recognized as an expense over the vesting period of the award. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition.

SFAS 123R is effective for the Company as of the first quarter of 2006.

The Company has elected to continue to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense has been recorded for the stock option plan. Had the Company used the fair value-based method of accounting to measure compensation expense for its stock option plan and charged compensation expense against income over the vesting periods, net income and the related basic and diluted per common share amounts would have been reduced to the following pro forma amounts (in thousands, except per share amounts):

	Three Months Ended		Nine Months Ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Net income applicable to common stock, as reported	$2,912	$(240)	$7,892	$(1,170)
Add: Stock-based employee compensation expense included in reported net income, net of tax	33	60	98	119
Less: Total stock-based employee compensation expense under the fair value-based method, net of tax	(40)	(86)	(119)	(171)

Pro forma net income applicable to common stock	$2,905	$(266)	$7,871	$(1,222)

Basic earnings (loss) per share
As reported	$0.31	$(0.03)	$0.93	(0.17)
Pro forma	$0.30	$(0.03)	$0.81	(0.16)
Diluted earnings per share
As reported	$0.30	$(0.04)	$0.92	(0.17)
Pro forma	$0.29	$(0.04)	$0.80	(0.17)

7. Earnings per Common Share

Basic earnings per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per common share assumes the exercise of stock options and warrants using the treasury stock method, if dilutive. The following tables reflect the calculation of basic and diluted earnings per share (in thousands, except per share amounts):

	Three Months Ended		Nine Months Ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Net income (loss)	$2,912	$(240)	$7,892	$(1,170)
Weighted average shares – basic	9,247	7,250	8,516	7,027
Effect of stock warrants	126	—	860	—
Effect of other dilutive securities	482	—	418	—

Weighted average shares – diluted	9,855	7,250	9,794	7,027

Net income (loss) per share – basic	$0.31	$(0.03)	$0.93	$(0.17)
Net income (loss) per share – diluted	$0.30	$(0.03)	$0.81	$(0.17)

The following table summarizes outstanding securities, which are excluded from the computation of diluted EPS because inclusion of these shares would be anti-dilutive.

	Three Months Ended		Nine Months Ended
(in thousands)	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Stock options	198	703	291	488
Stock warrants	350	350	350	350
Unvested restricted stock	—	238	—	256

8. Guarantees

Product warranties: The Company’s products are generally guaranteed against defects in material and workmanship for one year. The product warranty liability is reviewed regularly by management to ensure the Company’s warranty allowance is adequate based on frequency and average cost of historical warranty claims activity. Management studies trends of warranty claim activity to improve pipe quality and pipe installation techniques to minimize future claims activity.

	Three Months Ended		Nine Months Ended
(in thousands)	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Accrual for product warranties – beginning of period	$305	$225	$325	$225
Warranty liabilities assumed from acquisition of UAC	—	64	—	64
Accruals for warranties issued during the period	67	(57)	206	(17)
Settlements made during the period	(67)	(30)	(226)	(70)

Accrual for product warranties – end of period	$305	$202	$305	$202

Standby letters of credit: The Company is required to maintain standby letters of credit totaling $3.6 million. These letters of credit guarantee payment to third parties in the event the Company is unable to pay in a timely manner. Standby letters of credit reduce the funds available under the revolving credit facilities by $3.6 million. No amounts were drawn on these letters of credit as of September 30, 2005.

9. Litigation

We are from time to time a party to various claims and litigation matters incidental to our normal course of business. We are not a party to any material litigation and are not aware of any threatened litigation that would have a material adverse effect on our business.

10. Segments of Business

The Company manufactures and distributes PVC and PE pipe and fittings used for potable water and sewage transmission, turf and agricultural irrigation, natural gas transmission, water wells, fiber optic lines, electronic and telephone lines, and commercial and industrial plumbing. The PE segment operates under the name USPoly. We distribute our products throughout the United States, including Hawaii and Alaska, with a minimal amount of shipments to certain foreign countries. While there are similarities in technology and manufacturing processes utilized between the segments, differences exist in products and customer base, with the PVC segment focused on the water, irrigation and electrical products and customers, and the PE segment focused primarily on the natural gas distribution products and customers.

For 2005, the Company changed its performance measurement for segment reporting from EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization, minority interest and equity in earnings of unconsolidated affiliate, to operating income. EBITDA is not a financial measure that is in accordance with accounting principles generally accepted in the United States of America (US GAAP).

A summary of the Company’s business activities reported by its two business segments follows:

Business Segments (in millions)

	Three Months Ended		Nine Months Ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Net Sales:
PVC products	$155.1	$112.8	$418.5	$329.4
PE products	21.1	5.1	61.9	13.3

Total net sales	$176.2	$117.9	$480.4	$342.7

Operating income
PVC products	$8.9	$3.6	$23.3	$8.6
PE products	1.1	0.2	3.2	0.4

Total operating income	10.0	3.8	26.5	9.0

Interest Expense	4.9	4.6	13.1	11.7

Income (loss) before income taxes and minority interest	$5.1	$(0.8)	$13.4	$(2.7)

			September 30, 2005	September 30, 2004
Total Assets:
PVC products			$170.1	$168.0
PE products			35.8	34.9
Corporate			9.5	11.8

Total Assets			$215.4	$214.7

At September 30, 2005 and December 31, 2004, the Company had $3.7 million of goodwill, which is associated with the PVC business.

11. Stockholders’ Equity Transactions

At December 31, 2004, the Company had warrants outstanding which allowed the holders to purchase 1,940,542 shares of common stock or Class B common stock at $0.01 per share. On January 28, 2005, certain warrant holders elected to make a cashless exercise of their warrants to purchase 597,090 shares of Class B common stock in exchange for 595,508 shares of Class B common stock. The share differential represents the effect of the cashless exercise in which, in lieu of paying the current exercise price in cash, the holder forfeits the right to receive a certain number of warrant shares having a fair market value equal to the warrant exercise price. The Class B common stock issued to the warrant holders is convertible, at the holders’ option, into shares of the Company’s common stock at a 1:1 ratio.

On May 17, 2005, the holder of a warrant to purchase 1,343,452 shares of common stock at $0.01 per share made a cashless exercise of the warrant and received 1,340,657 shares of common stock. The warrant holder also exercised its right to require the Company to file a Registration Statement on Form S-3, to register these shares. The

Registration Statement became effective August 12, 2005. As of October 4, 2005, all shares registered with this Registration Statement had been sold.

In the first quarter of 2005, USPoly issued $0.3 million in additional stock at a price of $1.10 per share. At December 31, 2004, PW Eagle owned approximately 75% of USPoly. Upon the completion of this transaction, the Company adjusted its investment interest in USPoly by $0.2 million to appropriately align the Company’s investment with its underlying 73% interest in USPoly. This adjustment was recorded as an increase to the Company’s additional paid-in capital with a corresponding increase to the Company’s investment in USPoly account. In the third quarter of 2005, an additional stock sale of 90,909 USPoly shares resulted in a minor adjustment to the Company’s ownership in USPoly.

On August 5, 2005, the holder of stock options to purchase 4,000 shares of common stock at $3.20 per share exercised and received 2,400 shares of common stock for $7,656. The remaining 1,600 options had expired unexercised.

Effective September 30, 2005, PW Eagle granted 12,000 warrants to a consultant at the price of $0.01 per share with an expiration date of August 1, 2015. The difference between the exercise price and the market price was charged to expense.

12. Subsequent Events

Acquisition of Minority Interest in USPoly

On October 17, 2005, PW Eagle completed a transaction whereby it acquired all of the shares of USPoly that it did not previously own. USPoly Company was merged into a wholly-owned subsidiary of PW Eagle and the new company is known as USPoly Company, LLC. PW Eagle paid a total of $3.2 million cash and issued 351,904 shares of common stock to the holders of the minority shares in USPoly in consideration for their shares.

In connection with the merger, USPoly agreed with its subordinated lender that also held warrants to purchase shares in USPoly, to exchange the lender’s rights under those warrants for a $1.9 million note payable to the lender. The note bears interest at 12% and matures September 2009. The warrants had a put feature and were reflected as a liability on USPoly’s financial statements. As of September 30, 2005, USPoly revised its estimate of the fair value of the warrant to $1.9 million, with a non-cash charge of $0.6 million, representing the amount of the increase, reflected in interest expense for third quarter of 2005. In addition, former USPoly holders of 599,392 common stock options were issued 113,096 PW Eagle common stock options. This was based on a ratio of 0.1889 shares of PW Eagle for each option to purchase one share of USPoly common stock.

Sale of Interest in W. L. Plastics

On November 1, 2005, USPoly sold its approximately 23% interest in W.L. Plastics. USPoly received $23.5 million cash and an additional $1.2 million will be held in escrow for a period of 18 months and is subject to customary post-closing contingencies. The purchase price is subject to a working capital adjustment which is expected to be resolved by the first quarter of 2006. A substantial portion of the cash will be used to pay down debt obligations of USPoly and PW Eagle. An after-tax gain, estimated to be approximately $13 million, will be recorded in the fourth quarter of 2005 related to this transaction.

Sale of Common Stock

On December 7,2005 PW Eagle sold 1,018,667 shares of common stock at a price of $18.75 per share and 304,667 warrants to purchase common stock at a price of $27.00 per share. The net proceeds of $17.9 million were used to pay down revolving debt. The common stock purchase agreement also requires a payment of 1% of the gross proceeds per month ($191,000) should a Form S-1 to register the shares not be declared effective prior to April 4, 2006.

Payment of Subordinated Notes

On December 23, 2005, PW Eagle paid the entire outstanding balance of its subordinated notes. The total payment of $28.4 million included a prepayment penalty of $4.4 million which will be charged to interest expense.

1,018,667 Shares of Common Stock

PW EAGLE, INC.

PROSPECTUS

January 5, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following expenses will be paid by the Company in connection with the distribution of the securities registered hereby. All of such expenses, except for the SEC registration fee, NASD fee and Nasdaq listing fee, are estimated.

SEC Registration Fee	$3,024
Legal Fees	30,000
Accountants Fees and Expenses	28,000
Printing Expenses	6,000
Blue Sky Fees and Expenses	5,000
Transfer Agent Fees and Expenses	7,500
Miscellaneous	2,000

Total estimated expenses	$81,524

Item 14.	Indemnification of Directors and Officers.

Section 302A.521, subd. 2, of the Minnesota Statutes requires the Company to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person’s performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the Company, or, in the case of performance by a director, officer or employee of the Company involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Company. In addition, Section 302A.521, subd. 3, requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders, or by a court.

Provisions regarding indemnification of officers and directors of the Company are contained in Section 5.1 of the Restated Bylaws (Exhibit 3.2 to this Registration Statement). The Company maintains a director and officer liability policy.

Item 15.	Recent Sales of Unregistered Securities.

During the past three years, the Registrant has sold the securities listed below pursuant to exemptions from registration under the Securities Act.

On January 5, 2006, Corporate Property Associates 14 Incorporated completed the cashless conversion of warrants to purchase 125,818 shares of the Company’s common stock with an exercise price of $0.00954 per share. Pursuant to the terms of that certain Warrant dated February 28, 2002 and amended October 21, 2004, the Company issued 125,745 shares of its common stock to Corporate Property Associates 14 Incorporated. The above securities were issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933.

On January 5, 2006, JP Morgan Partners (23A SIBC), L.P. completed the cashless conversion of warrants to purchase 242,308 shares of the Company’s common stock with an exercise price of $9.50 per share. Pursuant to the terms of that certain Warrant dated March 14, 2003, the Company issued 135,681 shares of its common stock to JP Morgan Partners (23A SIBC), L.P. The above securities were issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933.

On December 22, 2005, PW Eagle entered into a Common Stock and Warrant Purchase Agreement with a single investor for the private placement of 18,667 shares of the Company’s common stock at a price of $18.75 and warrants to purchase an additional 4,667 shares of common stock. Such securities were offered and issued in reliance on the exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as a transaction not involving a public offering of securities.

On December 5, 2005, PW Eagle entered into a Common Stock and Warrant Purchase Agreement with multiple institutional investors for the private placement of 1,000,000 shares of the Company’s common stock at a price of $18.75 and warrants to purchase an additional 250,000 shares of common stock. The Company also issued warrants of like tenor for the purchase of 50,000 shares of common stock to its placement agent in the transaction. Such securities were offered and issued in reliance on the exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as a transaction not involving a public offering of securities.

On October 18, 2005, PW Eagle completed the merger of its majority-owned subsidiary, USPoly Company with its wholly-owned subsidiary Poly Merger, LLC. As a result of the merger, PW Eagle acquired the approximately 27% minority interest in USPoly that it did not already own. As partial consideration for the merger transaction, PW Eagle issued an aggregate of 351,904 shares of common stock to the minority USPoly shareholders. USPoly option holders also received options to purchase PW Eagle common stock based on a ratio of 0.1889 shares of PW Eagle for each option to purchase one share of USPoly common stock. Such securities were offered and issued in reliance on the exemption from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as a transaction not involving a public offering of securities.

On September 30, 2005, the Company issued a ten-year warrant to purchase 12,000 shares of the Company’s Common Stock at an exercise price of $0.01 per share. The warrant was issued to a consulting firm in consideration for its services provided to the Company. The warrant was issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

On March 17, 2005, the Company reached an agreement with the investor with respect to the exchange by the investor of its warrant shares, in a cashless exercise, for 1,339,517 shares of the Company’s common stock. The above securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

On June 18, 2004 the Company issued 256,279 shares of the Company’s stock to certain officers of the Company. The stock was issued at fair market value effective June 18, 2004. The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The certificates representing the shares bears a standard restrictive securities legend.

On March 14, 2003, PW Eagle amended its financing agreement with JP Morgan Partners, LLC, among other parties (collectively, the “Lenders”), to acknowledge and reflect the purchase of ETI. In connection with this amendment, PW Eagle issued to the Lenders 10-year warrants to purchase an aggregate of 350,000 shares of PW Eagle common stock for $9.50 per share. The warrants expire March 14, 2013 unless earlier terminated. The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

On March 6, 2003, the Company issued a restricted stock grant for 8,000 shares and granted an incentive stock option to purchase 4,000 shares to an officer of the Company. The options and restricted stock were issued at fair market value effective March 6, 2003 and vest over four and five years, respectively. The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The certificate representing the shares bears a standard restrictive securities legend.

On March 14, 2003, the Company issued restricted stock grants of 52,900 shares and granted incentive stock options to purchase 106,100 shares to managers and key employees of ETI. The restricted stock and options will be issued at fair market value effective March 14, 2003 and vest over 5 years. The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. The certificate representing the shares bears a standard restrictive securities legend.

The sales of securities listed above to employees upon the exercise of stock options were made in reliance upon Rule 701 under the Securities Act. The other sales of securities listed above were made in reliance upon Section 4(2) of the Securities Act, which provide exemptions for transactions not involving a public offering, and

Regulation D thereunder. The purchasers of securities described above acquired them for their own account and not with a view to any distribution thereof to the public. The certificates evidencing the securities bear legends stating that the shares are not to be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements. Except as specified above, no underwriting commissions or discounts were paid with respect to the sales of unregistered securities described above.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits. See Exhibit Index immediately following the signature pages to this Registration Statement.

(b) Financial Statement Schedule.

Schedules have been omitted because they are not applicable or not required because the information is included elsewhere in the financial statements or the related notes.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant further undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Form S-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eugene, State of Oregon, on January 25, 2006.

PW Eagle, Inc.

By	/S/ JERRY A. DUKES
Jerry A. Dukes, Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the date stated.

Signatures	Title	Date

/S/ JERRY A. DUKES Jerry A. Dukes	Chief Executive Officer and President (principal executive officer)	January 25, 2006

SCOTT LONG* Scott Long	Chief Financial Officer (principal financial and accounting officer)

DENVER KAUFMAN* Denver Kaufman	Director

RICHARD W. PERKINS* Richard W. Perkins	Director

BRUCE A. RICHARD* Bruce A. Richard	Vice Chairman and Director

WILLIAM H. SPELL* William H. Spell	Co-Chairman of the Board

HARRY W. SPELL* Harry W. Spell	Co-Chairman of the Board

*By:	/S/ JERRY A. DUKES
Jerry A. Dukes
Attorney-in-fact

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PW Eagle, Inc.

EXHIBIT INDEX TO FORM S-1

Exhibit No.	Description
2.1	Merger Agreement, dated September 30, 2005, among the Company, Poly Merger, LLC and USPoly Company (Incorporated by reference to the Company’s Form 8-K filed October 6, 2005).

3.1	Articles of Incorporation of the Registrant, as amended to date (Incorporated by reference to Exhibit 3 to the Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2000).

3.2	Bylaws of the Registrant (Incorporated by reference to Exhibit 3.2 to the Registrant’s registration statement on Form S-4 – File No. 33-29511).

3.3	Statement of designation of shares of Registrant dated May 8, 1997 (Incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K dated May 19,1997).

5.1	Opinion and Consent of Fredrikson & Byron P.A.**

10.1

Second Amended and Restated Loan and Security Agreement dated September 20, 1999 by and among the Registrant, Fleet Capital Corporation, as Agent, and certain Lenders. (Incorporated by reference to Exhibit 10.1 to the registrant’s Form 8-K dated September 20, 1999.)

10.2

Securities Purchase Agreement dated as of September 20, 1999 by and among the Registrant and certain investors listed therein. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K dated September 20, 1999.)

10.3

Registration Rights Agreement dated as of September 20, 1999 among the Registrant and certain investors listed in the Securities Purchase Agreement. (Incorporated by reference to Exhibit 10.3 to the registrant’s Form 8-K dated September 20, 1999.)

10.4

Warrant Agreement dated as of September 20, 1999 among the Registrant and certain investors listed in the Securities Purchase Agreement. (Incorporated by reference to Exhibit 10.4 to the registrant’s Form 8-K dated September 20, 1999.)

10.5	Form of Restricted Stock Agreement between the Registrant and certain officers of the Registrant. (Incorporated by reference to Exhibit 10.5 to the registrant’s Form 8-K dated September 20, 1999.)*

10.6	Employment Agreement dated September 16, 1999 between the Registrant and Keith H. Steinbruck. (Incorporated by reference to Exhibit 10.9 to the registrant’s Form 8-K dated September 20, 1999.)*

10.7	Employment Agreement dated September 16, 1999 between the Registrant and John R. Cobb. (Incorporated by reference to Exhibit 10.11 to the registrant’s Form 8-K dated September 20, 1999.)*

10.8	Employment Agreement dated September 16, 1999 between the Registrant and Neil R. Chinn. (Incorporated by reference to Exhibit 10.12 to the registrant’s Form 8-K dated September 20, 1999.)*

10.9	Registrant’s 1991 stock plan (Incorporated by reference to Exhibit 10.22 to the registrant’s Form 10-K for the year ended December 31, 1992).*

10.10	Registrant’s 1997 stock option plan (Incorporated by reference to Exhibit 10.14 to the registrant’s Form 10-K for the year ended December 31, 1996).*

10.11

Amendment to the Employment Agreement executed September 16, 1999 between Keith H. Steinbruck and the Registrant effective as of December 15, 1999 (Incorporated by reference to Exhibit 10.20 to the Registrant’s Form 10-K for the year ended December 31, 1999).*

10.12

Amendment to the Employment Agreement executed September 16, 1999 between Neil R. Chinn and the Registrant effective as of December 15, 1999 (Incorporated by reference to Exhibit 10.22 to the Registrant’s Form 10-K for the year ended December 31, 1999).*

10.13

Amendment to the Employment Agreement executed September 16, 1999 between John R. Cobb and the Registrant effective as of December 15, 1999 (Incorporated by reference to Exhibit 10.23 to the Registrant’s Form 10-K for the year ended December 31, 1999).*

10.14	Sales Agreement effective January 1, 2000 (Incorporated by reference to Exhibit 10.1 to the registrant’s form 10-Q for the quarter ended March 31, 2000).

10.15	Sales Agreement effective January 1, 2000 (Incorporated by reference to Exhibit 10.2 to the registrant’s form 10-Q for the quarter ended March 31, 2000).

10.16

Employment Agreement effective February 12, 2001 between the Registrant and N. Michael Stickel (Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-Q for the quarter ended June 30, 2001).*

10.17	Form of Restricted Stock Agreement between the Registrant and N. Michael Stickel (Incorporated by reference to Exhibit 10.2 to Registrant’s Form 10-Q for the quarter ended June 30, 2001).*

10.18

Second Amendment to the Employment Agreement executed September 16, 1999 between the Registrant and John R. Cobb, Senior Vice President-Operations (Incorporated by reference to Exhibit 10.5 to Registrant’s Form 10-Q for the quarter ended September 30, 2001).*

10.19

Second Amendment to the Employment Agreement executed September 16, 1999 between the Registrant and Keith H. Steinbruck, Vice President Technical Director (Incorporated by reference to Exhibit 10.6 to Registrant’s Form 10-Q for the quarter ended September 30, 2001).*

10.20

Second Amendment to the Employment Agreement executed September 16, 1999 between the Registrant, and Neil R. Chinn, Vice President of Human Resources (Incorporated by reference to Exhibit 10.7 to Registrant’s Form 10-Q for the quarter ended September 30, 2001).*

10.21

Amendment No. 2 and waiver to the Securities Purchase Agreement dated August 14, 2001 by and among the Registrant, J.P. Morgan Partners, Massachusetts Mutual Life Ins. Co., Mass Mutual Corporate Investors, Mass Mutual Participation Investors and Mass Mutual Corporate Value Partners Limited. (Incorporated by reference to Exhibit 10.8 to Registrant’s Form 10-Q for the quarter ended September 30, 2001.)

10.22

Lease Agreement, dated as of February 28, 2002, between PWE (MULTI) QRS 14-85, Inc., as Landlord, and PW Eagle, Inc., as Tenant. (Incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K filed March 19, 2002.)

10.23

Warrant agreement to purchase 120,000 shares of stock issued to Corporate Property Associates 14 Incorporated dated February 28, 2002. (Incorporated by reference to Exhibit 10.3 to Registrant’s Form 10-Q for the quarter ended March 31, 2002.)

10.24	Amendment No. 4 and waiver to the Securities Purchase Agreement dated as of March 27, 2002. (Incorporated by reference to Exhibit 10.2 to Registrant’s Form 10-Q for the quarter ended March 31, 2002.)

10.25	Amendment No. 5 to the Securities Purchase Agreement dated May 14, 2002. (Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-Q for the quarter ended June 30, 2002.)

10.26

First Amendment to Lease Agreement, dated June 7, 2002 by and between PWE (MULTI) QRS 12-85 Inc., and PW Eagle, Inc. (Incorporated by reference to Exhibit 10.3 to Registrant’s Form 10-Q for the quarter ended June 30, 2002.)

10.27	Amendment No. 6 to the Securities Purchase Agreement dated September 30, 2002. (Incorporated by reference to Exhibit 10.2 to Registrant’s Form 10-Q for the quarter ended September 30, 2002.)

10.28

Second Amendment to Lease Agreement, dated March 10, 2003 by and between PWE (MULTI) QRS 14-85 Inc. and PWEagle, Inc. (Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-Q for the quarter ended March 31, 2003.)

10.29	Second Amendment to Loan and Security Agreement. (Incorporated by reference to Exhibit 10.5 to Registrant’s Form 10-Q for the quarter ended September 30, 2003.)

10.30	Third Amendment to Loan and Security Agreement. (Incorporated by reference to Exhibit 10.6 to Registrant’s Form 10-Q for the quarter ended September 30, 2003.)

10.31	Amendment No. 8 to the Securities Purchase Agreement. (Incorporated by reference to Exhibit 10.7 to Registrant’s Form 10-Q for the quarter ended September 30, 2003.)

10.32	Amendment No. 9 to the Securities Purchase Agreement. (Incorporated by reference to Exhibit 10.8 to Registrant’s Form 10-Q for the quarter ended September 30, 2003.)

10.33	Amendment No. 10 to the Securities Purchase Agreement. (Incorporated by reference to Exhibit 10.9 to Registrant’s Form 10-Q for the quarter ended September 30, 2003.)

10.34

Amended and Restated Credit & Security Agreement dated September 27, 2004 by and between USPoly Company and Wells Fargo Business Credit, Inc. (Incorporated by reference to Exhibit 10.30 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.35

Amendment No. 1 to Loan Agreement dated September 27, 2004 by and between PWPoly Corp. and Medallion Capital, Inc. (Incorporated by reference to Exhibit 10.13 to the Registrant’s Form 10-Q for the quarter ended September 30, 2004.)

10.36

Loan Agreement dated January 15, 2004 between PWPoly Corp and Medallion Capital, Inc. (Incorporated by reference to Exhibit 10.13 to the Registrant’s Form 10-Q for the quarter ended September 30, 2004.)

10.37

Redacted Fourth Amended and Restated Loan and Security Agreement dated October 25, 2004 between PW Eagle, Inc. and Fleet Capital Corporation. (Incorporated by reference to Exhibit 10.33 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.38

Post Closing Agreement—Fourth Amended and Restated Loan and Security Agreement dated October 25, 2004 between PW Eagle, Inc. and Fleet Capital Corporation. (Incorporated by reference to Exhibit 10.34 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.39

Revolving Note dated October 25, 2004, between Fleet Capital Corporation and PW Eagle, Inc. (Incorporated by reference to Exhibit 10.39 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.40

Senior Subordinated Note Purchase Agreement dated October 25, 2004 between Churchill Capital Partners IV, L.P. and PW Eagle, Inc. (Incorporated by reference to Exhibit 10.36 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.41

Junior Subordinated Note Purchase Agreement dated October 25, 2004 between Churchill Capital Partners IV, L.P. and PW Eagle, Inc. (Incorporated by reference to Exhibit 10.37 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.42

Senior Subordinated Patent and License Security Agreement dated October 25, 2004 between Churchill Capital Partners IV, L.P., and PW Eagle, Inc. (Incorporated by reference to Exhibit 10.38 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.43

Junior Subordinated Patent and License Security Agreement dated October 25, 2004 between PW Eagle, Inc. and Churchill Capital Partners IV, L.P. (Incorporated by reference to Exhibit 10.39 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.44

Senior Subordinated Trademark and License Security Agreement dated October 25, 2004 between Churchill Capital Partners IV, L.P. and PW Eagle, Inc. (Incorporated by reference to Exhibit 10.40 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.45

Junior Subordinated Trademark & License Security Agreement dated October 25, 2004 between PW Eagle, Inc. and Churchill Capital Partners IV, L.P. (Incorporated by reference to Exhibit 10.41 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.46

Senior Subordinated Security Agreement dated October 25, 2004 between PW Eagle, Inc. and Churchill Capital Partners IV, L.P. (Incorporated by reference to Exhibit 10.42 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.47

Junior Subordinated Security Agreement dated October 25, 2004 between Churchill Capital Partners IV, L.P., and PW Eagle, Inc. (Incorporated by reference to Exhibit 10.43 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.48

Senior Subordinated Note dated October 25, 2004 between Churchill Capital Partners IV, L.P. and PW Eagle, Inc. (Incorporated by reference to Exhibit 10.44 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.49

Junior Subordinated Note dated October 25, 2004 between Churchill Capital Partners IV, L.P., and PW Eagle, Inc. (Incorporated by reference to Exhibit 10.45 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.50

Warrant Agreement dated October 25, 2004 between PW Eagle, Inc. and Churchill Capital Partners IV, L.P. (Incorporated by reference to Exhibit 10.46 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)*

10.51

Registration Rights Agreement dated October 25, 2004 between Churchill Capital Partners IV, L.P. and PW Eagle, Inc. (Incorporated by reference to Exhibit 10.47 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.52

Amendment No. 1 and Waiver to Registration Rights Agreement dated October 25, 2004 between JP Morgan Partners (23A SBIC Manager), Inc., Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, MassMutual Participation Investors, and MassMutual Corporate Value Partners Limited (the Investors) and PW Eagle, Inc. (Incorporated by reference to Exhibit 10.48 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.53

Amendment No. 13 and Termination Agreement dated October 25, 2004 between JP Morgan Partners (23A SBIC Manager), Inc., Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, MassMutual Participation Investors, and MassMutual Corporate Value Partners Limited (the Investors) and PW Eagle, Inc. (Incorporated by reference to Exhibit 10.49 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.54

Omnibus Amendment and Waiver dated October 25, 2004 between JP Morgan Partners (23A SBIC Manager), Inc., Massachusetts Mutual Life Insurance Company, MassMutual Corporate Investors, MassMutual Participation Investors, and MassMutual Corporate Value Partners Limited (the Warrant Holders) and PW Eagle, Inc. (Incorporated by reference to Exhibit 10.50 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.55

Management Fee Subordination Agreement dated October 25, 2004 between Spell Capital Partners LLC, Fleet Capital Corporation and Churchill Capital Partners IV, L.P. (Incorporated by reference to Exhibit 10.51 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.56

Revolving Note dated October 25, 2004 between The CIT Group/Business Credit, Inc. and PW Eagle, Inc. (Incorporated by reference to Exhibit 10.52 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.57

Revolving Note dated October 25, 2004 between Wells Fargo Business Credit, Inc., and PW Eagle, Inc. (Incorporated by reference to Exhibit 10.53 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.58

Put and Call Agreement dated October 25, 2004 among USPoly Company, and the “Initial Holders”. (Incorporated by reference to Exhibit 10.54 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.59

First Amendment to Warrant dated October 25, 2004 between Corporate Property Associates 14 Incorporated, and PW Eagle, Inc. (Incorporated by reference to Exhibit 10.55 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)*

10.60

Third Amendment to Lease Agreement dated October 25, 2004 between PWE (MULTI) QRS 14-85 INC, and PW Eagle, Inc. (Incorporated by reference to Exhibit 10.56 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)

10.61

Common Stock Purchase Warrant No. W-1 dated October 25, 2004 between Churchill Capital Partners IV, L.P. and PW Eagle, Inc. (Incorporated by reference to Exhibit 10.57 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)*

10.62

Common Stock Purchase Warrant No. W-2 dated October 25, 2004 between Churchill Capital Partners IV, L.P. and PW Eagle, Inc. (Incorporated by reference to Exhibit 10.58 to the Registrant’s Form 10-K for the fiscal year ended December 31, 2004.)*

10.63	Amended and Restated PVC Resin Supply Agreement dated February 1, 2005 (Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-Q for the quarter ended March 31, 2005.)

10.64

First Amendment to Fourth Amended and Restated Loan and Security Agreement between PW Eagle, Inc. and Fleet Capital Corporation, dated March 15, 2005. (Incorporated by reference to Exhibit 10.2 to Registrant’s Form 10-Q for the quarter ended March 31, 2005.)

10.65

First Amendment to Senior Subordinated Note Purchase Agreement and Junior Subordinated Note Purchase Agreement between PW Eagle Inc, and Churchill Capital Partners IV, L.P., dated March 15, 2005. (Incorporated by reference to Exhibit 10.3 to Registrant’s Form 10-Q for the quarter ended March 31, 2005.)

10.66

First Amendment to Credit and Security Agreement and Waiver of Defaults between USPoly Company and Wells Fargo Business Credit, Inc., dated March 10, 2005. (Incorporated by reference to Exhibit 10.4 to Registrant’s Form 10-Q for the quarter ended March 31, 2005.)

10.67

First Amendment to Subordination Agreement between Wells Fargo Business Credit, Inc., Medallion Capital, Inc., USPoly Company, and Spell Capital Partners, dated March 10, 2005. (Incorporated by reference to Exhibit 10.5 to Registrant’s Form 10-Q for the quarter ended March 31, 2005.)

10.68	Warrant issued to Adizes USA, dated September 30, 2005 (Incorporated by reference to Exhibit 10.1 to Registrant’s Form 10-Q for the quarter ended September 30, 2005.)

10.69

Second amendment to Fourth Amended and Restated Loan and Security Agreement and First Amendment to Subordinated Agreement, dated September 30, 2005, among the Company, Bank of America, N.A. and Churchill Capital Partners IV, L.P. (Incorporated by reference to Exhibit 10.2 to Registrant’s Form 10-Q for the quarter ended September 30, 2005.)

10.70

Common Stock and Warrant Purchase Agreement, dated December 5, 2005, among the Company and certain Investors (Incorporated by reference to Exhibit 10.1 to Registrant’s Form 8-K filed December 9, 2005.)

21	List of subsidiaries of the Registrant: USPoly Company, LLC (State of Incorporation: Minnesota)

23.1	Consent of Independent Public Accounting Firm**

23.2	Consent of Fredrikson & Byron, P.A. (included in Exhibit 5.1 hereto.)**

24	Power of Attorney for certain officers and directors – see “Signatures” on signature page**

*	Management contract or compensation plan
**	Filed herewith